Annual Report

MARCH 31, 2008

Domestic Equity Funds
Ivy Capital Appreciation Fund
Ivy Core Equity Fund
Ivy Large Cap Growth Fund
Ivy Mid Cap Growth Fund
Ivy Small Cap Growth Fund

Specialty Funds
Ivy Asset Strategy Fund
Ivy Energy Fund
Ivy Science and Technology Fund

Fixed-Income Funds
Ivy High Income Fund
Ivy Limited-Term Bond Fund
Ivy Money Market Fund
Ivy Municipal Bond Fund

 IVY FUNDS®

CONTENTS

This report is submitted for the general information of the shareholders of Ivy Funds, Inc. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds, Inc. prospectus and current performance information.

President's Letter

March 31, 2008



DEAR SHAREHOLDER:

A recent study by Standard & Poor's found that the U.S. stock market experienced more daily price volatility at the start of calendar year 2008 than at any point since the 1930s. From our perspective, these do appear to be very challenging times for parts of the U.S. economy. At the same time, however, we are still seeing strong long-term global growth, benefiting many American companies, and your investments.

Enclosed is our report on Ivy Funds' operations for the recently completed fiscal year. For the 12 months ended March 31, 2008, the S&P 500 Index fell 5.08 percent while the Lehman Brothers Aggregate Bond Index rose 7.67 percent, led by U.S. Treasuries. Despite an uncertain environment for stocks, we grew as an organization. Assets under management at Ivy Funds expanded to more than $27 billion as of the funds' fiscal year end, nearly double the level of a year earlier.

We are very grateful for your enthusiastic support and your confidence in our ability to manage your assets. This, indeed, is a challenging time. Many economic negatives are on America's front porch: a level of price weakness and foreclosure activity in U.S. housing markets not seen since the Dust Bowl; a global credit crunch driven by an implosion of the subprime mortgage market; a U.S. dollar that is worth much less than just

a few years ago; record-setting commodity prices, and the high probability of a recession in the coming months.

The positives are more subtle: exports are booming; the overall job market in the U.S. is still relatively healthy; farmers are enjoying great prices for corn, wheat and soybeans. Alternative energy and related technologies are booming and tourists are flocking to our shores to take advantage of our cheap currency to shop.

Financial conditions such as we have seen so far in 2008 are unusual, but they are not unprecedented. In fact, after the Panic of 1907 involving a Wall Street bank that speculated on copper, Congress created the Federal Reserve. We have the Fed's monetary policy system to thank for the substantial reductions in U.S. interest rates since September 2007. The Fed's moves have been designed to help offset contraction of financial credit.

Still, even with lower rates, for many people it is more difficult to buy a home or expand a consumer-focused business than it was just a year ago. As shown in the Economic Snapshot table on page four, the U.S. economy at March 31, 2008 is not in as good a shape as it was 12 months earlier. Inflation, oil prices and the unemployment rate are higher. Economic growth is weak.

Economic Snapshot

	3-31-2008	3-31-2007
U.S. unemployment rate	5.10%	4.40%
Inflation (U.S. Consumer Price Index)	4.00%	2.80%
U.S. GDP	0.60%	1.30%
30-year fixed mortgage rate	5.63%	6.13%
Oil price per barrel	$101.58	$65.87

All government statistics shown are subject to periodic revision.

Sources: Bloomberg, U.S. Department of Labor

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As we look ahead, we recommend some caution, as we believe that the range of financial outcomes for investors is wide. Whoever holds the reins of power in Congress and the White House after the November general election will have many long-term structural issues to address that are likely to have important economic, investment and tax implications. As always, we believe that maintaining a well-rounded portfolio is an essential element for securing your long-term financial future.

Our commitment

As investment managers, we are always mindful that we are managing other people's money. In this uncertain environment, we believe a very strong effort to manage risk takes precedence over the desire to maximize capital appreciation. With that approach in mind, we will strive to earn your continued confidence for many years to come.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of Ivy Funds, Inc., and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. Each example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2008.

Actual Expenses

The first line for each share class in the following tables provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the tables. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the tables, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense tables. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class in the following tables provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Ivy Capital Appreciation Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 838.70	1.14%	$ 5.24
Class B	1,000	834.90	2.07	9.45
Class C	1,000	833.10	1.89	8.71
Class E	1,000	836.30	1.35	6.24
Class I	1,000	840.00	0.86	3.96
Class Y	1,000	839.00	1.13	5.15
Based on 5% Return[2]				
Class A	$1,000	$1,019.32	1.14%	$ 5.76
Class B	1,000	1,014.66	2.07	10.38
Class C	1,000	1,015.55	1.89	9.57
Class E	1,000	1,018.25	1.35	6.86
Class I	1,000	1,020.70	0.86	4.34
Class Y	1,000	1,019.36	1.13	5.65

Ivy Core Equity Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 890.00	1.34%	$ 6.33
Class B	1,000	886.10	2.26	10.66
Class C	1,000	886.60	2.09	9.90
Class E	1,000	887.60	1.91	9.06
Class I	1,000	891.50	0.96	4.54
Class Y	1,000	890.20	1.21	5.77
Based on 5% Return[2]				
Class A	$1,000	$1,018.32	1.34%	$ 6.76
Class B	1,000	1,013.70	2.26	11.38
Class C	1,000	1,014.54	2.09	10.58
Class E	1,000	1,015.43	1.91	9.67
Class I	1,000	1,020.22	0.96	4.85
Class Y	1,000	1,018.95	1.21	6.16

See footnotes on page 11.

Ivy Large Cap Growth Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 915.60	1.15%	$ 5.56
Class B	1,000	910.10	2.27	10.89
Class C	1,000	911.00	2.02	9.65
Class E	1,000	915.50	1.06	5.08
Class I	1,000	916.00	0.95	4.50
Class R	1,000	914.40	1.48	7.08
Class Y	1,000	916.00	1.06	5.08
Based on 5% Return[2]				
Class A	$1,000	$1,019.23	1.15%	$ 5.86
Class B	1,000	1,013.64	2.27	11.48
Class C	1,000	1,014.90	2.02	10.18
Class E	1,000	1,019.69	1.06	5.35
Class I	1,000	1,020.26	0.95	4.75
Class R	1,000	1,017.62	1.48	7.47
Class Y	1,000	1,019.69	1.06	5.35

Ivy Mid Cap Growth Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 890.50	1.60%	$ 7.56
Class B	1,000	887.10	2.54	11.98
Class C	1,000	887.00	2.31	10.94
Class E	1,000	886.10	2.66	12.54
Class I	1,000	892.80	1.19	5.58
Class R	1,000	890.20	1.70	8.03
Class Y	1,000	892.60	1.25	5.87
Based on 5% Return[2]				
Class A	$1,000	$1,017.02	1.60%	$ 8.07
Class B	1,000	1,012.28	2.54	12.78
Class C	1,000	1,013.43	2.31	11.68
Class E	1,000	1,011.70	2.66	13.38
Class I	1,000	1,019.07	1.19	5.96
Class R	1,000	1,016.50	1.70	8.57
Class Y	1,000	1,018.76	1.25	6.26

See footnotes on page 11.

Ivy Small Cap Growth Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 829.30	1.54%	$ 7.04
Class B	1,000	825.40	2.46	11.23
Class C	1,000	827.00	2.20	10.05
Class E	1,000	826.10	2.30	10.50
Class I	1,000	831.60	1.09	5.04
Class R	1,000	829.50	1.64	7.50
Class Y	1,000	830.50	1.33	6.04
Based on 5% Return[2]				
Class A	$1,000	$1,017.28	1.54%	$ 7.77
Class B	1,000	1,012.69	2.46	12.38
Class C	1,000	1,013.99	2.20	11.08
Class E	1,000	1,013.50	2.30	11.58
Class I	1,000	1,019.53	1.09	5.55
Class R	1,000	1,016.82	1.64	8.27
Class Y	1,000	1,018.37	1.33	6.66

Ivy Asset Strategy Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,090.80	0.97%	$ 5.02
Class B	1,000	1,086.50	1.80	9.39
Class C	1,000	1,086.50	1.75	9.08
Class E	1,000	1,086.50	1.58	8.24
Class I	1,000	1,091.70	0.80	4.18
Class Y	1,000	1,090.40	1.06	5.54
Based on 5% Return[2]				
Class A	$1,000	$1,020.17	0.97%	$ 4.85
Class B	1,000	1,015.99	1.80	9.07
Class C	1,000	1,016.27	1.75	8.77
Class E	1,000	1,017.09	1.58	7.97
Class I	1,000	1,020.98	0.80	4.04
Class Y	1,000	1,019.71	1.06	5.35

See footnotes on page 11.

Ivy Energy Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,045.80	1.72%	$ 8.80
Class B	1,000	1,042.40	2.55	13.07
Class C	1,000	1,043.10	2.36	12.05
Class E**	1,000	1,048.40	1.37	7.07
Class I	1,000	1,049.10	1.25	6.45
Class Y	1,000	1,048.00	1.54	7.88
Based on 5% Return[2]				
Class A	$1,000	$1,016.38	1.72%	$ 8.67
Class B	1,000	1,012.25	2.55	12.88
Class C	1,000	1,013.18	2.36	11.88
Class E**	1,000	1,018.15	1.37	6.96
Class I	1,000	1,018.75	1.25	6.36
Class Y	1,000	1,017.31	1.54	7.77

Ivy Science and Technology Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 937.10	1.40%	$ 6.78
Class B	1,000	932.10	2.39	11.59
Class C	1,000	933.10	2.23	10.83
Class E	1,000	931.30	2.61	12.65
Class I	1,000	938.40	1.09	5.23
Class R	1,000	935.90	1.63	7.94
Class Y	1,000	937.20	1.33	6.39
Based on 5% Return[2]				
Class A	$1,000	$1,018.00	1.40%	$ 7.06
Class B	1,000	1,013.05	2.39	12.08
Class C	1,000	1,013.84	2.23	11.28
Class E	1,000	1,011.95	2.61	13.18
Class I	1,000	1,019.56	1.09	5.45
Class R	1,000	1,016.85	1.63	8.27
Class Y	1,000	1,018.37	1.33	6.66

See footnotes on page 11.

Ivy High Income Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 955.70	1.33%	$ 6.55
Class B	1,000	950.50	2.41	11.70
Class C	1,000	951.70	2.16	10.54
Class E	1,000	952.30	1.94	9.47
Class I	1,000	957.00	0.96	4.70
Class Y	1,000	956.40	1.17	5.77
Based on 5% Return[2]				
Class A.	$1,000	$1,018.35	1.33%	$ 6.76
Class B.	1,000	1,012.96	2.41	12.08
Class C	1,000	1,014.19	2.16	10.88
Class E.	1,000	1,015.30	1.94	9.77
Class I	1,000	1,020.19	0.96	4.85
Class Y.	1,000	1,019.13	1.17	5.96

Ivy Limited-Term Bond Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	1,047.50	1.10%	$ 5.63
Class B	1,000	1,043.00	1.94	9.91
Class C	1,000	1,042.80	1.99	10.11
Class E**	1,000	1,049.20	0.79	4.10
Class I	1,000	1,049.10	0.78	4.00
Class Y	1,000	1,047.90	1.04	5.32
Based on 5% Return[2]				
Class A	$1,000	1,019.52	1.10%	$ 5.55
Class B	1,000	1,015.28	1.94	9.77
Class C	1,000	1,015.06	1.99	9.97
Class E**	1,000	1,021.03	0.79	4.04
Class I	1,000	1,021.11	0.78	3.94
Class Y	1,000	1,019.81	1.04	5.25

See footnotes on page 11.

Ivy Money Market Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,018.80	0.84%	$ 4.24
Class B	1,000	1,014.10	1.77	8.96
Class C	1,000	1,014.40	1.70	8.56
Class E	1,000	1,018.30	0.94	4.74
Based on 5% Return[2]				
Class A	$1,000	$1,020.81	0.84%	$ 4.24
Class B	1,000	1,016.13	1.77	8.97
Class C	1,000	1,016.49	1.70	8.57
Class E	1,000	1,020.31	0.94	4.75

Ivy Municipal Bond Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 999.40	1.24%	$ 6.20
Class B	1,000	995.30	2.06	10.28
Class C	1,000	995.30	2.06	10.28
Class Y**	1,000	999.10	1.31	6.60
Based on 5% Return[2]				
Class A	$1,000	$1,018.80	1.24%	$ 6.26
Class B	1,000	1,014.71	2.06	10.38
Class C	1,000	1,014.69	2.06	10.38
Class Y**	1,000	1,018.45	1.31	6.66

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended March 31, 2008, and divided by 366.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

Manager's Discussion of Ivy Capital Appreciation Fund

March 31, 2008



Below, Barry M. Ogden, CFA, CPA, portfolio manager of the Ivy Capital Appreciation Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2008. Mr. Ogden has managed the Fund for six years and has 13 years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund fell 2.83 percent (Class A shares at net asset value) for the 12 months ended March 31, 2008. This compares to a 0.75 percent decline in the Russell 1000 Growth Index and a 5.08 percent drop in the broader S&P 500 Index. The Fund's peer group, the Lipper Large-Cap Growth Funds Universe Average (reflecting the universe of funds with similar investment objectives), declined 0.06 percent for the same period. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The Russell 1000 Growth Index was adopted as the Fund's benchmark in April 2007 and generally reflects the performance of large-company growth stocks. We feel this index is more representative of the large company growth stock segment of the stock market in which the Fund typically invests. A key difference between it and the S&P 500 Index is that the Russell 1000 Growth Index has historically had a higher weighting in health care and technology stocks, two segments of the market that historically have had greater long-term growth prospects than other sectors. For comparison purposes, both indexes are shown in this year's report.

Recent developments

The second half of the fiscal year proved to be extremely challenging for the broader equity markets, despite continued easing of rates by the Federal Reserve, as many investors seemingly focused on the growing likelihood that Ben Bernanke and company have fallen behind the curve and further rate cuts are needed to stimulate growth and the domestic economy. Following their 50 basis point cut on September 18, the Federal Open Market Committee had adopted a more conservative stance for cutting rates, and had progressively eased by only 25 basis points, which the market was signaling was not enough. Realizing this, the Fed became much more aggressive with stimulative monetary policy.

We believe these measures should help to improve the balance sheets of banks and other institutions, but this will take time. We feel it's possible that additional rate cuts could be needed from here, if the credit situation worsens. The biggest concern about additional easing seems to reside on a weakening dollar and higher inflationary pressures, some of which the consumer is already dealing with, such as dramatically higher food and energy prices. Furthermore, the job market has weakened significantly and job loss announcements are becoming much more of a regular occurrence. Taken in sum, these may ultimately prove too much for the consumer to bear and they may be forced to retrench for most of 2008 and as such, consumption could slow materially for the foreseeable future.

The good and the bad

Our underperformance can be attributed to several factors. First, we began to increase our exposure to financials and consumer discretionary late in the calendar year, as we felt like much of the bad news surrounding the housing and credit crisis was more or less priced into these names. Unfortunately, the situation deteriorated further and as such, both of these sectors began to hurt our relative performance slightly. As it became more evident that things could get much worse, we moved back to the sidelines and reduced our exposure, especially within the financial area.

Another detractor from our annual results was our exposure to several industrial names, such as The Boeing Company, which was hit hard by the delay to their next generation, 787 Dreamliner program that has proven to be more difficult to manage, source and produce. As such, the stock has been a terrible relative performer since October 2007.

A final detractor for our performance was our underweight in the energy sector, relative to our benchmark and relative to our peers, and this sector performed well during the past fiscal year. Although, we remain constructive on the price of oil over a multiyear period, we were somewhat surprised by the move it had this past fiscal year. The price of oil moved from approximately $60 per barrel at the end of March 2007 to north of $105 per barrel by the end of this fiscal year. We have used some recent pullbacks in some selected oil service names to increase our exposure modestly. On any sustained pullback in the price of oil, we may use this as an opportunity to further add to positions.

One of the better performing sectors for the Fund was within technology, where strong stock selection and an overweight position helped our performance. Two strong performers were Research in Motion Limited, maker of Blackberry® communications devices, and Apple Inc., who recently launched several new products, including the iPhone, which is off to a very strong start, despite a challenging macro environment. We feel that both companies are extremely well

Top 10 Equity Holdings as of March 31, 2007	March 31, 2008
Research in Motion Limited	Research in Motion Limited
Google Inc., Class A	Apple Inc.
Boeing Company (The)	Gilead Sciences, Inc.
Gilead Sciences, Inc.	Microsoft Corporation
Microsoft Corporation	General Dynamics Corporation
Precision Castparts Corp.	Visa Inc., Class A
Chicago Mercantile Exchange Holdings Inc.	Hewlett-Packard Company
Adobe Systems Incorporated	CME Group Inc.
Cisco Systems, Inc.	Cisco Systems, Inc.
Hewlett-Packard Company	Precision Castparts Corp.

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

positioned to take market share, grow earnings and generate huge amounts of free cash flow, qualities that we seek out when making investment decisions.

Our outlook

Clearly, the U.S. economic environment is challenging and we may look back on this period and acknowledge that we were in fact in the midst of a recession. Regardless, things are soft, in our opinion, and although the rate of deterioration seems to have slowed, we believe the credit crunch and the banks' willingness to lend will not materially improve overnight. Unfortunately, we feel the recovery will be gradual and slow and it will take time. Further stimulus packages and additional easing by the Federal Reserve may be needed to aid in the recovery as well. The

equity markets have corrected some and are discounting at least some of the challenging environment we see today, and our sense is that we will perform better by the end of this calendar year.

We remain disciplined in our investment strategy and approach for managing and constructing this portfolio. Our approach is grounded on trying to identify what we believe are high-quality companies that can demonstrate consistent, profitable growth and strong returns, while generating substantial cash flows from operations. In addition, the majority of our holdings are well capitalized and that becomes increasingly important as the equity markets' willingness to fund questionable ventures and business models goes away.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———	Ivy Capital Appreciation Fund, Class A Shares[1]	$ 9,240
— — —	Russell 1000 Growth Index	$ 6,792
– – –	S&P 500 Index	$10,370
- - - - -	Lipper Large-Cap Growth Funds Universe Average	$ 7,742



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-08 . . .	–8.42%	–7.60%	–3.82%	—	—	–2.83%
5-year period ended 3-31-08 . . .	10.03%	10.08%	10.29%	—	—	—
10-year period ended 3-31-08 . .	—	—	—	—	—	—
Since inception of Class[3] through 3-31-08	–1.01%	–1.32%	–1.24%	—	—	8.62%
Cumulative return since inception of Class[3] through 3-31-08	—	—	—	–8.95%	–2.83%	—

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3) 6-30-00 for Class A shares, 7-13-00 for Class B shares, 7-6-00 for Class C shares, 4-2-07 for Class E and Class I shares and 9-15-04 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY CAPITAL APPRECIATION FUND

Portfolio Highlights

On March 31, 2008, Ivy Capital Appreciation Fund had net assets totaling $557,315,438 invested in a diversified portfolio of:

90.64%	Domestic Common Stocks
5.93%	Foreign Common Stocks
3.43%	Cash and Cash Equivalents

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund owned:



Technology Stocks	$28.97
Health Care Stocks	$12.96
Consumer Nondurables Stocks	$10.89
Capital Goods Stocks	$ 8.71
Financial Services Stocks	$ 7.22
Business Equipment and Services Stocks	$ 5.96
Retail Stocks	$ 5.24
Consumer Durables Stocks	$ 5.04
Miscellaneous Stocks[1]	$ 4.43
Raw Materials Stocks	$ 3.58
Energy Stocks	$ 3.57
Cash and Cash Equivalents	$ 3.43

(1)Includes $1.59 Consumer Services Stocks, $1.73 Multi-Industry Stocks and $1.11 Utilities Stocks.

The Investments of Ivy Capital Appreciation Fund

March 31, 2008

COMMON STOCKS	Shares	Value
Aircraft – 6.62%		
Boeing Company (The)	125,000	$ 9,296,250
Raytheon Company	210,000	13,568,100
Rockwell Collins, Inc.	155,000	8,858,250
United Technologies Corporation.	75,000	5,161,500
		36,884,100
Apparel – 2.21%		
Coach, Inc.*	250,000	7,537,500
Under Armour, Inc., Class A*.	130,000	4,758,000
		12,295,500
Beverages – 4.52%		
Coca-Cola Company (The)	190,000	11,565,300
Hansen Natural Corporation*.	120,000	4,237,800
PepsiCo, Inc.	130,000	9,386,000
		25,189,100
Business Equipment and Services – 1.19%		
IntercontinentalExchange, Inc.*	51,000	**6,655,500**
Capital Equipment – 3.09%		
Deere & Company	70,000	5,630,800
Foster Wheeler Ltd.*	85,000	4,818,650
Illinois Tool Works Inc.	140,000	6,752,200
		17,201,650
Chemicals – Petroleum and Inorganic – 2.40%		
Monsanto Company	120,000	**13,380,000**
Chemicals – Specialty – 1.18%		
Albemarle Corporation	180,000	**6,573,600**
Communications Equipment – 4.17%		
Cisco Systems, Inc.*	615,000	14,824,575
Nokia Corporation, Series A, ADR.	265,000	8,434,950
		23,259,525
Computers – Main and Mini – 3.11%		
Hewlett-Packard Company.	380,000	**17,350,800**
Computers – Micro – 4.51%		
Apple Inc.*	175,000	**25,116,000**
Computers – Peripherals – 6.30%		
Adobe Systems Incorporated*.	350,000	12,446,000
EMC Corporation*	100,000	1,434,000
Microsoft Corporation.	750,000	21,232,500
		35,112,500

See Notes to Schedule of Investments on page 20.

The Investments of Ivy Capital Appreciation Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Consumer Electronics – 5.04%		
Research In Motion Limited*	250,000	$ 28,062,500
Defense – 3.74%		
General Dynamics Corporation	250,000	20,842,500
Electronic Instruments – 0.52%		
Applied Materials, Inc.	150,000	2,923,500
Finance Companies – 0.48%		
Blackstone Group L.P. (The)	170,000	2,699,600
Health Care – Drugs – 9.41%		
Abbott Laboratories	150,000	8,272,500
BioMarin Pharmaceutical Inc.*.	250,000	8,838,750
Gilead Sciences, Inc.*	415,000	21,378,725
Merck & Co., Inc.	100,000	3,795,000
Shire Pharmaceuticals Group plc, ADR	175,000	10,147,375
		52,432,350
Health Care – General – 3.55%		
Hologic, Inc.*	135,000	7,504,650
TomoTherapy Incorporated*	420,000	6,039,600
Zimmer Holdings, Inc.*.	80,000	6,228,800
		19,773,050
Hotels and Gaming – 1.59%		
Las Vegas Sands, Inc.*	120,000	8,836,800
Household – General Products – 2.53%		
Colgate-Palmolive Company	100,000	7,791,000
Procter & Gamble Company (The)	90,000	6,306,300
		14,097,300
Metal Fabrication – 3.72%		
Loews Corporation, Carolina Group	96,000	6,964,800
Precision Castparts Corp.	135,000	13,780,800
		20,745,600
Multiple Industry – 1.73%		
Altria Group, Inc.	180,000	3,996,000
Spirit AeroSystems Holdings, Inc.*	255,000	5,655,900
		9,651,900
Non-Residential Construction – 1.90%		
Fluor Corporation (A)	75,000	10,587,000

See Notes to Schedule of Investments on page 20.

The Investments of Ivy Capital Appreciation Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Petroleum – Services – 3.57%		
Nabors Industries Ltd.*............................	65,000	$ 2,195,050
Schlumberger Limited	85,000	7,395,000
Smith International, Inc.	45,000	2,890,350
Transocean Inc.	55,000	7,436,000
		19,916,400
Restaurants – 2.87%		
McDonald's Corporation...........................	110,000	6,134,700
YUM! Brands, Inc.	265,000	9,860,650
		15,995,350
Retail – General Merchandise – 2.37%		
Costco Wholesale Corporation	65,000	4,219,150
Kohl's Corporation*..............................	150,000	6,433,500
Target Corporation	50,000	2,534,000
		13,186,650
Security and Commodity Brokers – 6.74%		
CME Group Inc.	32,000	15,011,200
Charles Schwab Corporation (The).................	320,000	6,020,800
Goldman Sachs Group, Inc. (The)	31,000	5,127,090
Janus Capital Group Inc.	236,300	5,498,701
NYMEX Holdings, Inc.	65,000	5,890,950
		37,548,741
Timesharing and Software – 4.77%		
Google Inc., Class A*............................	17,000	7,497,255
Visa Inc., Class A*	306,000	19,082,160
		26,579,415
Tobacco – 1.63%		
Philip Morris International Inc.*	180,000	9,104,400
Utilities – Telephone – 1.11%		
NII Holdings, Inc.*...............................	195,000	6,189,300
TOTAL COMMON STOCKS – 96.57%		$538,190,631
(Cost: $555,407,267)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Commercial Paper		
Apparel – 0.36%		
NIKE, Inc.,		
2.28%, 4–11–08	$2,000	1,998,733

See Notes to Schedule of Investments on page 20.

The Investments of Ivy Capital Appreciation Fund

March 31, 2008

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Security and Commodity Brokers – 0.45%		
American Express Credit Corp.,		
2.71%, 4–28–08	$2,500	$ 2,494,919
Utilities – Electric – 0.54%		
Wisconsin Electric Power Co.,		
2.5%, 4–24–08	3,000	2,995,208
Total Commercial Paper – 1.35%		7,488,860
United States Government Agency Obligations – 0.41%		
Federal Home Loan Bank,		
1.5%, 4–1–08	2,307	2,307,000
TOTAL SHORT-TERM SECURITIES – 1.76%		$ 9,795,860
(Cost: $9,795,860)		
TOTAL INVESTMENT SECURITIES – 98.33%		$547,986,491
(Cost: $565,203,127)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.67%		9,328,947
NET ASSETS – 100.00%		$557,315,438

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

(A)Security serves as cover for the following written call option outstanding at March 31, 2008. (See Note 6 to financial statements):

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Fluor Corporation	57	July/190	$12,408	$12,398

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY CAPITAL APPRECIATION FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $565,203) (Notes 1 and 3)	$547,986
Cash	452
Receivables:	
Investment securities sold	11,315
Fund shares sold	2,576
Dividends and interest	586
Prepaid and other assets	45
Total assets	562,960

LIABILITIES

Payable for investment securities purchased	4,630
Payable to Fund shareholders	860
Accrued shareholder servicing (Note 2)	89
Accrued accounting services fee (Note 2)	12
Outstanding written options at market (premium received – $12) (Note 6)	12
Accrued management fee (Note 2)	10
Accrued service fee (Note 2)	3
Accrued distribution fee (Note 2)	2
Other	27
Total liabilities	5,645
Total net assets	$557,315

See Notes to Financial Statements.

Statement of Assets and Liabilities

IVY CAPITAL APPRECIATION FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)   *(Continued)*

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 581
Additional paid-in capital	617,246
Accumulated undistributed loss:	
Accumulated undistributed net investment loss	(11)
Accumulated undistributed net realized loss	
on investment transactions	(43,284)
Net unrealized depreciation in value of investments.	(17,217)
Net assets applicable to outstanding units of capital.	$557,315
Net asset value per share (net assets divided by shares outstanding):	
Class A	$9.71
Class B	$9.05
Class C	$9.06
Class E	$9.70
Class I	$9.74
Class Y	$9.73
Capital shares outstanding:	
Class A	40,452
Class B	1,347
Class C	8,790
Class E	262
Class I	1,256
Class Y	5,964
Capital shares authorized	325,000

See Notes to Financial Statements.

Statement of Operations

IVY CAPITAL APPRECIATION FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):

Dividends (net of foreign withholding taxes of $8)	$ 3,090
Interest and amortization.	1,212
Total income	4,302

Expenses (Note 2):

Investment management fee.	2,439
Service fee:	
Class A	664
Class B	22
Class C	138
Shareholder servicing:	
Class A	434
Class B	33
Class C	86
Class E	11
Class I	10
Class Y	66
Distribution fee:	
Class B	66
Class C	413
Class E	4
Class Y	104
Accounting services fee	118
Registration fees	113
Custodian fees.	22
Audit fees.	14
Legal fees	4
Other	80
Total	4,841
Less expenses in excess of limit (Note 2)	(6)
Total expenses.	4,835
Net investment loss	(533)

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on investments	(38,841)
Unrealized depreciation in value of securities during the period	(25,582)
Unrealized appreciation in value of written options during the period	—*
Unrealized depreciation in value of investments during the period	(25,582)
Net loss on investments	(64,423)
Net decrease in net assets resulting from operations	$(64,956)

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY CAPITAL APPRECIATION FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2008	**2007**
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (533)	$ (62)
Realized net gain (loss) on investments	(38,841)	2,819
Unrealized appreciation (depreciation)	(25,582)	2,554
Net increase (decrease) in net assets resulting from operations	(64,956)	5,311
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(3,693)	(—)
Class B	(35)	(—)
Class C	(272)	(—)
Class E	(22)	NA
Class I	(138)	NA
Class Y	(566)	(—)
	(4,726)	(—)
Capital share transactions (Note 5)	543,587	32,542
Total increase	473,905	37,853
NET ASSETS		
Beginning of period.	83,410	45,557
End of period.	$557,315	$83,410
Undistributed net investment loss	$ (11)	$ (3)

(1)See "Financial Highlights" on pages 25 - 30.

Financial Highlights

IVY CAPITAL APPRECIATION FUND[1]
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$10.09	$ 9.16	$7.99	$7.52	$5.73
Income (loss) from investment operations:					
Net investment income (loss)	(0.00)[2]	0.00[2]	(0.03)[2]	(0.02)	(0.06)
Net realized and unrealized gain (loss) on investments.	(0.27)[2]	0.93[2]	1.20[2]	0.49	1.85
Total from investment operations	(0.27)	0.93	1.17	0.47	1.79
Less distributions from:					
Net investment income . . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.11)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.11)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$ 9.71	$10.09	$9.16	$7.99	$7.52
Total return[3]	−2.83%	10.15%	14.64 %	6.25%	31.24%
Net assets, end of period (in millions)	$393	$58	$36	$11	$6
Ratio of expenses to average net assets including expense waiver	1.15%	1.35%	1.30%	1.19%	1.47%
Ratio of net investment income (loss) to average net assets including expense waiver	−0.01%	0.05%	−0.29%	0.03%	−1.05%
Ratio of expenses to average net assets excluding expense waiver	1.15%[4]	1.40%	1.55%	1.84%	2.12%
Ratio of net investment income (loss) to average net assets excluding expense waiver	−0.01%[4]	0.00%	−0.54%	−0.62%	−1.70%
Portfolio turnover rate	81%	95%	60%	62%	115%

(1)Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY CAPITAL APPRECIATION FUND[1]
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	2007	2006	2005	2004
Net asset value, beginning of period	$9.43	$8.65	$7.62	$7.26	$5.58
Income (loss) from investment operations:					
Net investment loss.	(0.10)[2]	(0.09)[2]	(0.11)[2]	(0.01)	(0.09)
Net realized and unrealized gain (loss) on investments.	(0.25)[2]	0.87[2]	1.14[2]	0.37	1.77
Total from investment operations	(0.35)	0.78	1.03	0.36	1.68
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.03)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.03)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.	$9.05	$9.43	$8.65	$7.62	$7.26
Total return	−3.76%	9.02%	13.52%	4.96%	30.11%
Net assets, end of period (in millions)	$12	$4	$2	$1	$1
Ratio of expenses to average net assets including expense waiver	2.13%	2.47%	2.31%	2.03%	2.28%
Ratio of net investment loss to average net assets including expense waiver	−0.99%	−1.07%	−1.30%	−0.81%	−1.87%
Ratio of expenses to average net assets excluding expense waiver	2.13%[3]	2.51%	2.56%	2.68%	2.93%
Ratio of net investment loss to average net assets excluding expense waiver	−0.99%[3]	−1.11%	−1.55%	−1.46%	−2.52%
Portfolio turnover rate.	81%	95%	60%	62%	115%

(1) Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2) Based on average weekly shares outstanding.
(3) There was no waiver of expenses during the period.

Financial Highlights

IVY CAPITAL APPRECIATION FUND[1]
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$9.45	$8.64	$7.60	$7.24	$5.57
Income (loss) from investment operations:					
Net investment income (loss)	(0.08)[2]	(0.07)[2]	(0.09)[2]	0.03	(0.11)
Net realized and unrealized gain (loss) on investments.	(0.28)[2]	0.88[2]	1.13[2]	0.33	1.78
Total from investment operations	(0.36)	0.81	1.04	0.36	1.67
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.03)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.03)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.	$9.06	$9.45	$8.64	$7.60	$7.24
Total return	−3.82%	9.38%	13.68%	4.97%	29.98%
Net assets, end of period (in millions)	$80	$11	$7	$2	$1
Ratio of expenses to average net assets including expense waiver	1.89%	2.14%	2.07%	2.15%	2.46%
Ratio of net investment loss to average net assets including expense waiver	−0.77%	−0.75%	−1.05%	−0.96%	−2.05%
Ratio of expenses to average net assets excluding expense waiver	1.89%[3]	2.18%	2.32%	2.80%	3.11%
Ratio of net investment loss to average net assets excluding expense waiver	−0.77%[3]	−0.79%	−1.30%	−1.61%	−2.70%
Portfolio turnover rate.	81%	95%	60%	62%	115%

(1) Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2) Based on average weekly shares outstanding.
(3) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY CAPITAL APPRECIATION FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$10.12
Loss from investment operations:	
Net investment loss	(0.03)[2]
Net realized and unrealized loss on investments	(0.30)[2]
Total from investment operations	(0.33)
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.09)
Total distributions	(0.09)
Net asset value, end of period	$ 9.70
Total return[3]	−3.40%
Net assets, end of period (in millions)	$2
Ratio of expenses to average net assets including expense waiver	1.35%[4]
Ratio of net investment loss to average net assets including expense waiver	−0.28%[4]
Ratio of expenses to average net assets excluding expense waiver	1.73%[4]
Ratio of net investment loss to average net assets excluding expense waiver	−0.66%[4]
Portfolio turnover rate	81%[5]

(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Total return calculated without taking into account the sales load deducted on an initial purchase.
(4) Annualized.
(5) For the fiscal year ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY CAPITAL APPRECIATION FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$10.14
Income (loss) from investment operations:	
Net investment income	0.02[2]
Net realized and unrealized loss on investments	(0.29)[2]
Total from investment operations	(0.27)
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.13)
Total distributions	(0.13)
Net asset value, end of period	$ 9.74
Total return	−2.83%
Net assets, end of period (in millions)	$12
Ratio of expenses to average net assets	0.86%[3]
Ratio of net investment income to average net assets	0.23%[3]
Portfolio turnover rate	81%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the fiscal year ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY CAPITAL APPRECIATION FUND[1]
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the period from 9-15-04[2] to 3-31-05
	2008	**2007**	**2006**	
Net asset value, beginning of period	$10.10	$ 9.16	$7.99	$7.33
Income (loss) from investment operations:				
Net investment income (loss)	0.00[3]	0.01[3]	(0.02)[3]	0.03
Net realized and unrealized gain (loss) on investments.	(0.26)[3]	0.93[3]	1.19[3]	0.63
Total from investment operations . . .	(0.26)	0.94	1.17	0.66
Less distributions from:				
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.11)	(0.00)	(0.00)	(0.00)
Total distributions	(0.11)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.	$ 9.73	$10.10	$9.16	$7.99
Total return	−2.83%	10.37%	14.64%	9.00%
Net assets, end of period (in thousands)	$58,005	$10,049	$798	$108
Ratio of expenses to average net assets including expense waiver	1.14%	1.27%	1.20%	1.11%[4]
Ratio of net investment income (loss) to average net assets including expense waiver	−0.00%	0.16%	−0.23%	0.47%[4]
Ratio of expenses to average net assets excluding expense waiver	1.14%[5]	1.31%	1.45%	1.76%[4]
Ratio of net investment income (loss) to average net assets excluding expense waiver	−0.00%[5]	0.12%	−0.48%	−0.18%[4]
Portfolio turnover rate.	81%	95%	60%	62%[6]

(1) Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2) Commencement of operations of the class.
(3) Based on average weekly shares outstanding.
(4) Annualized.
(5) There was no waiver of expenses during the period.
(6) For the fiscal year ended March 31, 2005.

See Notes to Financial Statements.

Managers' Discussion of Ivy Core Equity Fund

March 31, 2008




Below, Gustaf C. Zinn, CFA, and Erik R. Becker, CFA, portfolio managers of the Ivy Core Equity Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2008. Mr. Zinn and Mr. Becker have each managed the Fund for two years; both have nine years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund rose 0.78 percent (Class C shares) for the 12 months ended March 31, 2008, better than its benchmark and its peer group. The S&P 500 Index (reflecting the performance of large and medium-size U.S. stocks) fell 5.08 percent, while the Lipper Large-Cap Core Funds Universe Average (reflecting the universe of funds with similar investment objectives) declined 5.54 percent for the same period. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Sector positioning was critical

The story of the year can be told in the wildly divergent sector performance. While the annual market averages were negative on the year, sector positioning was the most critical performance factor. Energy, materials, industrials and consumer staples sectors all posted positive absolute performance, led by energy's 22 percent growth for the fiscal year. The financials and consumer discretionary sectors were the standout underperformers, declining 28 percent and 18 percent, respectively. The Fund benefited significantly from its overweight in the industrial sector, as well as being underweight financials. The full-year outperformance was split roughly 50/50 between sector positioning and stock selection. The three best-performing stocks for the year were Deere & Company (5.8 percent of net assets), Monsanto Company (3.1 percent of net assets) and Apple Inc. (3.4 percent of net assets), while the three worst-performing stocks for the year were Ambac Financial Group, Inc., Fannie Mae and Merck & Co., Inc. (2.9 percent of net assets). Ambac Financial Group, Inc. and Fannie Mae were no longer in the Fund's portfolio at the end of the fiscal year.

The past 12 months have witnessed a dramatic downward shift in the U.S. economic outlook. What started as rising delinquencies for subprime mortgages led to a full-blown credit crisis and likely recession. At the beginning of 2007, U.S. gross domestic product growth for calendar 2008 was expected to be 3 percent, while today an estimate below 1 percent looks plausible. The Federal Reserve addressed criticism in the second half of 2007 that they were "behind the curve" with a series of actions. In an unprecedented timeframe, the federal funds rate was reduced 200 (2.0 percent) basis points during the first calendar quarter of 2008: 75 basis points (0.75 percent) during an emergency session January 22, followed by an additional 125 basis points (1.25 percent) over the following two meetings.

Addressing the credit crunch

While lower rates are aimed at helping improve the economy over time, additional actions were necessary to try and improve the lack of confidence more immediately. The Fed began a series of activities with this goal in mind, whereby they would lend money against a broadening set of collateral. The main Fed message: If they were willing to accept this collateral, then others should be as well, and confidence should improve among market participants. As if this weren't enough, it culminated in the Fed backstopping the emergency purchase of Bear Stearns by JPMorgan Chase. Following that deal, the Fed in another unprecedented move allowed noncommercial banks, such as investment banks, to borrow directly from the Fed. This was another attempt at accepting an expanding set of collateral from a broader

group of players. The Fed's creative actions have, for the moment, helped the market accept the backdrop that "the crisis is over."

It also became increasingly evident over the past year that the usually resilient U.S. consumer had finally met its match. Rapid home price declines, a deteriorating job market and elevated food and energy prices all contributed to consumer confidence measures now at 16-year lows. With consumer spending representing roughly 70 percent of the nation's economy, U.S. GDP growth appears set to remain subdued at best. One small bright spot is a more stable manufacturing sector helped by stronger international demand and a weaker dollar.

The most critical macroeconomic debates we are focused on include the pace of declining U.S. home prices, the falling value of the dollar and elevated commodity prices. Behind all the emergency Fed meetings and capital raises in the U.S. financial sector is the core underlying problem of falling home prices. The lower values push more households into negative equity positions, causing defaults and inventory levels to increase. We believe that this is a spiraling problem for the housing, consumer and financial sectors.

Fed Chairman Ben Bernanke testified that the Fed cannot fix the housing problems alone, and it appears increasingly evident that fiscal help is on the way. One other result of the aggressive Fed moves has been a further devaluation of the dollar, which at the same

Top 10 Equity Holdings as of March 31, 2007	March 31, 2008
Boeing Company (The)	Deere & Company
Deere & Company	General Dynamics Corporation
Abbott Laboratories	Coca-Cola Company (The)
J.P. Morgan Chase & Co.	Hewlett-Packard Company
General Dynamics Corporation	Abbott Laboratories
Hewlett-Packard Company	Exxon Mobil Corporation
Adobe Systems Incorporated	Charles Schwab Corporation (The)
Exxon Mobil Corporation	Apple Inc.
UBS AG	Monsanto Company
Goldman Sachs Group, Inc. (The)	Merck & Co., Inc.

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

time is part of why most major commodities are near record highs. While demand in the developed world appears to be weakening, we still believe supply constraints and long-term growth in emerging markets are underestimated, and we remain bullish on commodity prices.

Our outlook

The Fund's investment strategy remains consistent: Focus on a concentrated portfolio of companies expected to produce long-term earnings power above market expectations. History suggests to us that markets discount recessions both before they start and end. While the economists are just now agreeing the recession is here, the market is grappling with the idea that it's time for investors to buy financial and consumer stocks as the economic recovery is "around the corner."

We believe the "buy the recovery" thesis is somewhat misplaced. While we believe financials are likely to bounce as confidence improves, we also believe U.S. consumers have a slow recovery ahead. One reason is our belief that the elevated housing inventory levels likely will keep home prices subdued for years, not months. Second: Efforts on the fiscal side are unlikely to include permanent tax cuts, with the first phase being one-time checks. While there is a lot to be concerned about, one thing now apparent is the current crisis has the attention of not just Ben Bernanke but all of Washington as well. Additional fiscal stimulus aimed at helping the housing situation should not be unexpected.

Within the Fund we remain positive on agriculture and energy and have slightly increased our weighting in financials. The pace of change within the Fund has slowed compared to a year ago. Despite this increasingly complex environment, our resources and focus for the upcoming year remain on finding companies with underappreciated long-term earnings power.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———	Ivy Core Equity Fund, Class C Shares[1]	$12,955
— — —	S&P 500 Index	$14,113
- - - - -	Lipper Large-Cap Core Funds Universe Average	$13,144



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class C based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]						
	Class A	Class B	Class C[3]	Class E	Class I	Class Y
1-year period ended 3-31-08	−4.32%	−3.05%	0.78%	—	—	1.67%
5-year period ended 3-31-08	9.91%	10.08%	10.35%	—	—	11.40%
10-year period ended 3-31-08	—	—	2.62%	—	—	3.55%
Since inception of Class[4] through 3-31-08	−0.46%	−0.82%	—	—	—	—
Cumulative return since inception of Class[4] through 3-31-08	—	—	—	−4.60%	2.80%	—

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3) Performance data from 3-24-00 represents the actual performance of Class C shares. Performance data prior to 3-24-00 represents the performance of the Fund's original Class B shares. The original Class B shares were combined with Class C shares effective 3-24-00, and redesignated as Class C shares. The original Class B's performance has been adjusted to reflect the current contingent deferred sales charge (CDSC) structure applicable to Class C (1.00% maximum and declining to zero at the end of the first year after investment). Accordingly, these returns reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase. New Class B shares, with fees and expenses different from the original Class B shares, were added to the Fund on 6-30-00.

(4) 7-3-00 for Class A shares, 7-11-00 for Class B shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY CORE EQUITY FUND

Portfolio Highlights

On March 31, 2008, Ivy Core Equity Fund had net assets totaling $234,988,227 invested in a diversified portfolio of:

88.74%	Domestic Common Stocks
5.86%	Foreign Common Stocks
5.40%	Cash and Cash Equivalents

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund owned:



Technology Stocks	$21.99
Energy Stocks	$13.75
Capital Goods Stocks	$11.70
Consumer Nondurables Stocks	$10.14
Financial Services Stocks	$10.08
Health Care Stocks	$ 8.44
Raw Materials Stocks	$ 6.23
Cash and Cash Equivalents	$ 5.40
Utilities Stocks	$ 3.79
Miscellaneous Stocks[1]	$ 3.56
Consumer Durables Stocks	$ 2.53
Transportation Stocks	$ 2.39

[1]Includes $1.07 Business Equipment and Services Stocks, $0.92 Multi-Industry Stocks and $1.57 Retail Stocks.

The Investments of Ivy Core Equity Fund

March 31, 2008

COMMON STOCKS	Shares	Value
Aircraft – 3.32%		
Boeing Company (The)	30,500	$ 2,268,285
Raytheon Company	85,800	5,543,538
		7,811,823
Banks – 1.49%		
Bank of America Corporation.	92,500	3,506,675
Beverages – 4.18%		
Coca-Cola Company (The)	161,300	9,818,331
Capital Equipment – 8.33%		
Deere & Company	169,622	13,644,394
Foster Wheeler Ltd.	35,800	2,029,502
Joy Global Inc.	59,800	3,893,279
		19,567,175
Chemicals – Petroleum and Inorganic – 3.14%		
Monsanto Company.	66,100	7,370,150
Chemicals – Specialty – 2.05%		
Air Products and Chemicals, Inc.	52,459	4,826,228
Computers – Main and Mini – 4.93%		
Hewlett-Packard Company.	195,100	8,908,266
Xerox Corporation	178,200	2,667,654
		11,575,920
Computers – Micro – 3.40%		
Apple Inc.*	55,700	7,994,064
Computers – Peripherals – 2.38%		
Adobe Systems Incorporated*.	157,300	5,593,588
Defense – 5.00%		
General Dynamics Corporation	140,900	11,746,833
Electronic Instruments – 2.96%		
Applied Materials, Inc.	137,200	2,674,028
Thermo Fisher Scientific Inc.*	75,400	4,285,736
		6,959,764
Finance Companies – 1.86%		
Capital One Financial Corporation.	88,600	4,360,892

See Notes to Schedule of Investments on page 40.

The Investments of Ivy Core Equity Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Food and Related – 1.28%		
Wm. Wrigley Jr. Company	47,800	$ 3,003,752
Health Care – Drugs – 6.47%		
Abbott Laboratories	152,500	8,410,375
Merck & Co., Inc.	179,000	6,793,050
		15,203,425
Health Care – General – 1.97%		
Baxter International Inc.	38,900	2,249,198
Becton, Dickinson and Company.	27,800	2,386,630
		4,635,828
Household – General Products – 2.59%		
Colgate-Palmolive Company	78,000	6,076,980
Metal Fabrication – 1.56%		
Loews Corporation, Carolina Group	50,500	3,663,775
Motor Vehicle Parts – 0.89%		
BorgWarner Inc.	48,700	2,095,561
Motor Vehicles – 1.64%		
Ford Motor Company*	675,300	3,862,716
Multiple Industry – 0.92%		
Altria Group, Inc.	96,900	2,151,180
Non-Residential Construction – 1.81%		
Fluor Corporation	30,200	4,263,032
Petroleum – International – 5.77%		
Devon Energy Corporation.	50,800	5,299,964
Exxon Mobil Corporation	97,779	8,270,148
		13,570,112
Petroleum – Services – 7.98%		
Schlumberger Limited	57,576	5,009,112
Smith International, Inc.	69,300	4,451,139
Transocean Inc.	28,123	3,802,230
Weatherford International Ltd.*	75,800	5,493,226
		18,755,707
Railroad – 2.39%		
Union Pacific Corporation	44,700	5,604,486

See Notes to Schedule of Investments on page 40.

The Investments of Ivy Core Equity Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Restaurants – 1.57%		
YUM! Brands, Inc.	99,400	$ 3,698,674
Security and Commodity Brokers – 6.73%		
CME Group Inc.	10,700	5,019,370
Charles Schwab Corporation (The)	434,500	8,175,117
J.P. Morgan Chase & Co.	60,900	2,615,655
		15,810,142
Steel – 1.04%		
Companhia Vale do Rio Doce, ADR	70,500	2,442,120
Timesharing and Software – 1.07%		
Visa Inc., Class A*	40,400	2,519,344
Tobacco – 2.09%		
Philip Morris International Inc.*	96,900	4,901,202
Utilities – Electric – 3.79%		
Mirant Corporation*	177,700	6,466,503
NRG Energy, Inc.*	62,600	2,440,774
		8,907,277
TOTAL COMMON STOCKS – 94.60%		**$222,296,756**
(Cost: $178,694,123)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Commercial Paper		
Food and Related – 1.16%		
Archer Daniels Midland Company,		
2.95%, 4–21–08	$2,730	2,725,526
Multiple Industry – 0.85%		
Siemens Capital Corp.,		
2.84%, 4–29–08	2,000	1,995,582
Retail – Food Stores – 1.27%		
Walgreen Co.,		
2.32%, 4–4–08	3,000	2,999,420
Total Commercial Paper – 3.28%		**7,720,528**

See Notes to Schedule of Investments on page 40.

The Investments of Ivy Core Equity Fund

March 31, 2008

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
United States Government Obligations – 2.16%		
Federal Home Loan Bank,		
1.5%, 4–1–08	$5,072	$ 5,072,000
TOTAL SHORT-TERM SECURITIES – 5.44%		$ 12,792,528
(Cost: $12,792,528)		
TOTAL INVESTMENT SECURITIES – 100.04%		$235,089,284
(Cost: $191,486,651)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.04%)		(101,057)
NET ASSETS – 100.00%		$234,988,227

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY CORE EQUITY FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $191,487) (Notes 1 and 3)	$235,089
Receivables:	
Dividends and interest.	450
Fund shares sold.	353
Prepaid and other assets	22
Total assets	235,914

LIABILITIES

Payable to Fund shareholders	746
Accrued shareholder servicing (Note 2).	76
Accrued accounting services fee (Note 2)	7
Accrued management fee (Note 2)	5
Accrued distribution fee (Note 2)	3
Accrued service fee (Note 2)	1
Due to custodian.	1
Other.	87
Total liabilities	926
Total net assets.	$234,988

NET ASSETS

$0.01 par value capital stock:		
Capital stock	$	262
Additional paid-in capital		204,666
Accumulated undistributed income (loss):		
Accumulated undistributed net investment loss		(72)
Accumulated undistributed net realized loss on investment transactions		(13,486)
Net unrealized appreciation in value of investments.		43,618
Net assets applicable to outstanding units of capital.		$234,988

Net asset value per share (net assets divided by shares outstanding):	
Class A	$9.33
Class B	$8.64
Class C	$8.74
Class E	$9.33
Class I	$9.93
Class Y	$9.80
Capital shares outstanding:	
Class A	9,493
Class B	1,022
Class C	15,400
Class E	63
Class I	23
Class Y	229
Capital shares authorized	300,000

See Notes to Financial Statements.

Statement of Operations

IVY CORE EQUITY FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $34)	$4,134
Interest and amortization	468
Total income	4,602
Expenses (Note 2):	
Investment management fee	1,849
Distribution fee:	
Class B	79
Class C	1,187
Class E	1
Class Y	5
Shareholder servicing:	
Class A	262
Class B	46
Class C	454
Class E	3
Class I	—*
Class Y	4
Service fee:	
Class A	232
Class B	26
Class C	396
Accounting services fee	98
Audit fees	20
Custodian fees	13
Legal fees	3
Other	178
Total expenses	4,856
Net investment loss	(254)

**REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net loss on securities	(389)
Realized net gain on futures contracts	127
Realized net loss on foreign currency transactions	(2)
Realized net loss on investments	(264)
Unrealized appreciation in value of investments during the period	4,552
Net gain on investments	4,288
Net increase in net assets resulting from operations	$4,034

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY CORE EQUITY FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2008	2007
DECREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (254)	$ (823)
Realized net gain (loss) on investments	(264)	35,684
Unrealized appreciation (depreciation)	4,552	(15,215)
Net increase in net assets resulting from operations.	4,034	19,646
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(8,361)	(7,910)
Class B	(890)	(1,144)
Class C	(13,130)	(17,672)
Class E	(33)	NA
Class I	(20)	NA
Class Y	(190)	(147)
	(22,624)	(26,873)
Capital share transactions (Note 5)	(1,975)	2,844
Total decrease	(20,565)	(4,383)
NET ASSETS		
Beginning of period.	255,553	259,936
End of period.	$234,988	$255,553
Undistributed net investment loss	$ (72)	$ (67)

[1]See "Financial Highlights" on pages 44 - 49.

See Notes to Financial Statements.

Financial Highlights

IVY CORE EQUITY FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$10.03	$10.24	$ 9.03	$8.08	$6.63
Income (loss) from investment operations:					
Net investment income (loss) . .	0.01	(0.00)	(0.00)	0.02	0.01
Net realized and unrealized gain on investments.	0.25	0.88	1.21	0.93	1.44
Total from investment operations	0.26	0.88	1.21	0.95	1.45
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.96)	(1.09)	(0.00)	(0.00)	(0.00)
Total distributions	(0.96)	(1.09)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$ 9.33	$10.03	$10.24	$9.03	$8.08
Total return[1]	1.52%	8.54%	13.40%	11.76%	21.87%
Net assets, end of period (in millions)	$88	$83	$74	$65	$75
Ratio of expenses to average net assets	1.35%	1.37%	1.42%	1.50%	1.46%
Ratio of net investment income (loss) to average net assets . . .	0.36%	0.21%	–0.03%	0.07%	0.24%
Portfolio turnover rate.	81%	114%	79%	42%	59%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

See Notes to Financial Statements.

Financial Highlights

IVY CORE EQUITY FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$9.34	$9.70	$8.63	$7.78	$6.45
Income (loss) from investment operations:					
Net investment loss.	(0.06)	(0.07)	(0.10)	(0.07)	(0.05)
Net realized and unrealized gain on investments.	0.22	0.80	1.17	0.92	1.38
Total from investment operations	0.16	0.73	1.07	0.85	1.33
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.86)	(1.09)	(0.00)	(0.00)	(0.00)
Total distributions	(0.86)	(1.09)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$8.64	$9.34	$9.70	$8.63	$7.78
Total return	0.65%	7.45%	12.40%	10.93%	20.62%
Net assets, end of period (in millions)	$9	$11	$11	$12	$12
Ratio of expenses to average net assets	2.27%	2.29%	2.32%	2.36%	2.42%
Ratio of net investment loss to average net assets	−0.51%	−0.71%	−0.94%	−0.77%	−0.66%
Portfolio turnover rate.	81%	114%	79%	42%	59%

See Notes to Financial Statements.

Financial Highlights

IVY CORE EQUITY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$9.44	$9.77	$8.68	$7.82	$6.48
Income (loss) from investment operations:					
Net investment loss.	(0.05)	(0.06)	(0.09)	(0.06)	(0.04)
Net realized and unrealized gain on investments.	0.22	0.82	1.18	0.92	1.38
Total from investment operations	0.17	0.76	1.09	0.86	1.34
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.87)	(1.09)	(0.00)	(0.00)	(0.00)
Total distributions	(0.87)	(1.09)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$8.74	$9.44	$9.77	$8.68	$7.82
Total return	0.78%	7.71%	12.56%	11.00%	20.68%
Net assets, end of period (in millions)	$135	$159	$173	$183	$200
Ratio of expenses to average net assets	2.11%	2.13%	2.17%	2.22%	2.27%
Ratio of net investment loss to average net assets	−0.34%	−0.55%	−0.79%	−0.63%	−0.45%
Portfolio turnover rate.	81%	114%	79%	42%	59%

See Notes to Financial Statements.

Financial Highlights

IVY CORE EQUITY FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$10.05
Income (loss) from investment operations:	
Net investment loss	(0.03)[2]
Net realized and unrealized gain on investments	0.26[2]
Total from investment operations	0.23
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.95)
Total distributions	(0.95)
Net asset value, end of period	$ 9.33
Total return[3]	1.22%
Net assets, end of period (in thousands)	$592
Ratio of expenses to average net assets	1.80%[4]
Ratio of net investment loss to average net assets	−0.43%[4]
Portfolio turnover rate	81%[5]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)For the fiscal year ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY CORE EQUITY FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$10.52
Income from investment operations:	
Net investment income	0.10
Net realized and unrealized gain on investments.	0.30
Total from investment operations	0.40
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.99)
Total distributions	(0.99)
Net asset value, end of period	$ 9.93
Total return	2.80%
Net assets, end of period (in thousands)	$225
Ratio of expenses to average net assets	0.99%[2]
Ratio of net investment income to average net assets	0.72%[2]
Portfolio turnover rate	81%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY CORE EQUITY FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$10.49	$10.65	$ 9.38	$8.37	$6.86
Income from investment operations:					
Net investment income	0.06[1]	0.04[1]	0.09	0.25	0.05
Net realized and unrealized gain on investments.	0.22[1]	0.89[1]	1.18	0.76	1.46
Total from investment operations	0.28	0.93	1.27	1.01	1.51
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.97)	(1.09)	(0.00)	(0.00)	(0.00)
Total distributions	(0.97)	(1.09)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$ 9.80	$10.49	$10.65	$9.38	$8.37
Total return	1.67%	8.69%	13.54%	12.07%	22.01%
Net assets, end of period (in millions)	$2	$3	$2	$2	$2
Ratio of expenses to average net assets	1.22%	1.21%	1.22%	1.24%	1.26%
Ratio of net investment income to average net assets	0.60%	0.35%	0.16%	0.34%	0.61%
Portfolio turnover rate	81%	114%	79%	42%	59%

(1)Based on average weekly shares outstanding.

See Notes to Financial Statements.

Managers' Discussion of Ivy Large Cap Growth Fund

March 31, 2008




Below, Daniel P. Becker, CFA, and Philip J. Sanders, CFA, portfolio managers of the Ivy Large Cap Growth Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2008. Mr. Becker has managed the Fund since its inception and has 19 years of industry experience. Mr. Sanders has managed the Fund for two years and has 19 years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund rose 12.32 percent (Class A shares at net asset value) for the 12 months ended March 31, 2008, greater than both its benchmark and its peer group. The Russell 1000 Growth Index (reflecting the performance of securities that generally represent the large-cap growth market) fell 0.75 percent, while the Lipper Large-Cap Growth Funds Universe Average (reflecting the universe of funds with similar investment objectives) declined 0.06 percent for the same period. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Technology, agribusiness helped drive results

For much of the last fiscal year, the Fund enjoyed solid performance. Stock selection as well as specific industry weightings drove the majority of the Fund's outperformance, led by the information technology, materials and industrials sectors. Though we were underweight energy, our positioning for that sector also aided our results. Our major winners included Google Inc., Class A, Apple Inc., Research in Motion Limited, Monsanto Company and Deere & Company. Detractors from the Fund's fiscal year results included stocks such as Genentech, Inc. and Las Vegas Sands, Inc.

Common factors in all the Fund's stock-specific moves were a market position very far removed from the current financial system credit crunch. We believed these stocks had superior growth potential and limited economic sensitivity. Calendar year 2007 was a very positive period in which the best growth stocks were characterized by the highest growth rates and defendable market niches.

The tools we use to examine growth stocks and the variables we look for – industry dominance and competitive advantage, large market opportunities, sustained organic growth resulting in highly profitable earnings growth – worked last year as we executed on a disciplined strategy. As positive as the fiscal year was, there was substantial turmoil in the economy and financial market brewing throughout the period.

Credit problems remain a drag on the market

Offsetting an otherwise strong year was a notable first calendar quarter of 2008, one that will go down as one of the most volatile and broadly negative equity performance quarters in recent history. No matter what the industry or equity style (small cap, large cap, growth or value), performance was generally dismal. The root cause can be traced back to the subprime mess of last year, which has now developed into a full-fledged global credit cycle and liquidity crisis. The global scale of the credit problems can also be seen in the performance of international markets, which generally fared even worse than U.S. markets. In addition, sector performance was universally negative during the quarter, with the technology, financial and health care sectors all posting declines of 12 percent or more. The best relative performers during the quarter were the consumer staples and certain commodity-related sectors. Reversing their recent trend, value stocks modestly outperformed growth stocks during the quarter.

The difference between much of the last year and this most recent quarter is an investor trend that has shifted to the broader negative earnings implications of a potential U.S. recession and global downturn, rather than

the limited impact of a U.S. subprime housing crisis and a weak auto and retail markets. This has resulted in a recently and distinctly negative tone to the market as many banks, brokers and wholesale lenders have been, and continue to be, in trouble. Real estate prices continue to fall, foreclosures are rising and losses continue to mount on all sorts of consumer-related loans as well. Add recent negative developments on the employment front and rising costs for certain essentials such as food and energy, and it is no wonder consumer and business confidence surveys have turned down. Simply put, the short-term economic outlook is weak and likely to get weaker, in our opinion.

Our outlook

What was once a subprime mortgage crisis now appears to have developed into a full global credit crunch now affecting potential gross domestic product (GDP) growth worldwide. Simply put, we feel the financial system is in its worst shape in 50 years. We feel the strains on growth potentially could be felt for years in some markets such as real estate and structured finance.

Given the new environment, we have to assume we are either close to recession or, more likely, already in recession. Historically, one positive aspect to recessions has been that interest rates fall dramatically, which has already been occurring. The drastic reduction in short term interest rates has helped to avoid wider problems, and the unusual step

Top 10 Equity Holdings as of March 31, 2007	March 31, 2008
Cisco Systems, Inc.	Colgate-Palmolive Company
Apple Inc.	Abbott Laboratories
Monsanto Company	Gilead Sciences, Inc.
Research in Motion Limited	Hewlett-Packard Company
Smith International, Inc.	Monsanto Company
Chicago Mercantile Exchange Holdings Inc.	Smith International, Inc.
UBS AG	CME Group Inc.
Colgate-Palmolive Company	Nokia Corporation, Series A, ADR
Adobe Systems Incorporated	Deere & Company
Las Vegas Sands, Inc.	Coca-Cola Company (The)

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

to allow non-bank financials to access the Federal Reserve's discount window has shown the lengths to which the government will go to avoid further harm to the economic system. These are all long term positives in our view.

Over the short term, we believe the economy and the markets may continue to wobble, and this may occur for the balance of calendar year 2008. Given this potential, we are more defensive than the past few years. We expect to be more positive going into calendar year 2009, as the interest rate reductions have more time to affect the economy, and there is more certainty regarding tax policy and federal deficit reduction.

Longer term, the one trend that is still very positive, in our view, is the growth in demand from China and emerging economies including Latin America and Eastern Europe. In our industry, investors and their money typically follow the path of least resistance and "go where the growth is." As a result, capital has poured into these economies and financial markets, and the infrastructure build required to support the new growth has caused the rest of the world to grow at much faster rates than the average U.S.-based company. To us, this growth explosion in capital goods, energy, technology and business services is creating attractive growth opportunities.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———	Ivy Large Cap Growth Fund, Class A Shares[1]	$12,636
— — —	Russell 1000 Growth Index.	$ 6,792
- - - - - -	Lipper Large-Cap Growth Funds Universe Average	$ 7,742



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-08 . .	5.86%	6.98%	11.23%	—	—	11.94%	12.42%
5-year period ended 3-31-08 . .	11.56%	11.44%	11.93%	—	—	—	13.14%
10-year period ended 3-31-08 .	—	—	—	—	—	—	—
Since inception of Class[3] through 3-31-08	3.06%	2.52%	2.93%	—	—	7.21%	4.03%
Cumulative return since inception of Class[3] through 3-31-08	—	—	—	5.60%	13.15%	—	—

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I, Class R and Class Y shares are not subject to sales charges.

(3) 6-30-00 for Class A shares, 7-6-00 for Class B shares, 7-3-00 for Class C shares, 4-2-07 for Class E and Class I shares, 12-29-05 for Class R shares and 7-6-00 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY LARGE CAP GROWTH FUND

Portfolio Highlights

On March 31, 2008, Ivy Large Cap Growth Fund had net assets totaling $436,517,160 invested in a diversified portfolio of:

Sector Weightings

93.88%	Domestic Common Stocks
3.70%	Foreign Common Stocks
2.42%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund owned:



Technology Stocks	$26.34
Health Care Stocks	$19.63
Financial Services Stocks	$11.40
Capital Goods Stocks	$10.65
Consumer Nondurables Stocks	$ 9.42
Energy Stocks	$ 6.31
Raw Materials Stocks	$ 4.36
Consumer Services Stocks.	$ 4.19
Retail Stocks	$ 2.87
Cash and Cash Equivalents	$ 2.42
Miscellaneous Stocks[1]	$ 2.41

(1)Includes $0.10 Business Equipment and Services Stocks and $2.31 Consumer Durables Stocks.

The Investments of Ivy Large Cap Growth Fund

March 31, 2008

COMMON STOCKS	Shares	Value
Aircraft – 4.71%		
Raytheon Company	160,500	$ 10,369,905
United Technologies Corporation.	148,200	10,199,124
		20,569,029
Beverages – 4.52%		
Coca-Cola Company (The)	252,900	15,394,023
PepsiCo, Inc.	59,900	4,324,780
		19,718,803
Capital Equipment – 6.06%		
Deere & Company	198,800	15,991,472
Joy Global Inc.	77,600	5,052,148
Manitowoc Company, Inc. (The).	132,500	5,406,000
		26,449,620
Chemicals – Petroleum and Inorganic – 4.36%		
Monsanto Company.	170,800	**19,044,200**
Communications Equipment – 6.81%		
Cisco Systems, Inc.*	361,629	8,717,067
Nokia Corporation, Series A, ADR.	507,500	16,153,725
QUALCOMM Incorporated.	118,900	4,873,117
		29,743,909
Computers – Main and Mini – 4.37%		
Hewlett-Packard Company.	417,900	**19,081,314**
Computers – Micro – 2.99%		
Apple Inc.*	90,800	**13,031,616**
Computers – Peripherals – 1.41%		
Adobe Systems Incorporated*.	132,500	4,711,700
Electronic Arts Inc.*	28,500	1,422,150
		6,133,850
Consumer Electronics – 2.31%		
Research In Motion Limited*	89,900	**10,091,275**
Defense – 3.33%		
General Dynamics Corporation	174,500	**14,548,065**
Electrical Equipment – 3.30%		
Emerson Electric Co.	279,600	**14,388,216**
Electronic Components – 1.30%		
Microchip Technology Incorporated	173,300	**5,676,441**

See Notes to Schedule of Investments on page 57.

The Investments of Ivy Large Cap Growth Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Electronic Instruments – 1.42%		
Thermo Fisher Scientific Inc.*	108,800	$ 6,184,192
Health Care – Drugs – 15.14%		
Abbott Laboratories	370,400	20,427,560
Alcon, Inc.	53,700	7,638,825
Allergan, Inc.	96,800	5,458,552
Genentech, Inc.*	161,300	13,094,334
Gilead Sciences, Inc.*	378,100	19,477,821
		66,097,092
Health Care – General – 3.23%		
Baxter International Inc.	135,100	7,811,482
Zimmer Holdings, Inc.*...........................	80,800	6,291,088
		14,102,570
Hospital Supply and Management – 1.26%		
Stryker Corporation	84,500	5,496,725
Hotels and Gaming – 4.19%		
International Game Technology	223,700	8,994,977
Las Vegas Sands, Inc.*	126,300	9,300,732
		18,295,709
Household – General Products – 4.90%		
Colgate-Palmolive Company	274,400	21,378,504
Insurance – Life – 3.36%		
Aflac Incorporated	225,500	14,646,225
Non-Residential Construction – 1.29%		
Fluor Corporation	40,000	5,646,400
Petroleum – Services – 6.31%		
Schlumberger Limited	114,700	9,978,900
Smith International, Inc.	273,624	17,574,870
		27,553,770
Restaurants – 2.19%		
McDonald's Corporation..........................	85,700	4,779,489
YUM! Brands, Inc.	129,100	4,803,811
		9,583,300
Retail – General Merchandise – 0.68%		
Kohl's Corporation*..............................	68,800	2,950,832
Security and Commodity Brokers – 8.04%		
CME Group Inc.	37,143	17,423,781
Goldman Sachs Group, Inc. (The)	37,600	6,218,664
MasterCard Incorporated, Class A	51,400	11,461,686
		35,104,131

See Notes to Schedule of Investments on page 57.

The Investments of Ivy Large Cap Growth Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Timesharing and Software – 0.10%		
Google Inc., Class A*.	1,000	$ 441,015
TOTAL COMMON STOCKS – 97.58%		$425,956,803
(Cost: $365,422,155)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Commercial Paper		
Finance Companies – 0.46%		
Prudential Funding LLC,		
2.25%, 4–28–08	$2,000	1,996,625
Motor Vehicles – 1.14%		
Harley-Davidson Funding Corp.,		
2.15%, 5–2–08	5,000	4,990,743
Total Commercial Paper – 1.60%		6,987,368
United States Government Agency Obligations – 0.34%		
Federal Home Loan Bank,		
1.5%, 4–1–08	1,493	1,493,000
TOTAL SHORT-TERM SECURITIES – 1.94%		$ 8,480,368
(Cost: $8,480,368)		
TOTAL INVESTMENT SECURITIES – 99.52%		$434,437,171
(Cost: $373,902,523)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.48%		2,079,989
NET ASSETS – 100.00%		$436,517,160

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY LARGE CAP GROWTH FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $373,903) (Notes 1 and 3)	$434,437
Receivables:	
Fund shares sold.	2,388
Dividends and interest.	361
Prepaid and other assets	182
Total assets	437,368

LIABILITIES

Payable to Fund shareholders	600
Due to custodian.	133
Accrued shareholder servicing (Note 2).	94
Accrued accounting services fee (Note 2)	12
Accrued management fee (Note 2)	8
Accrued distribution fee (Note 2)	2
Accrued service fee (Note 2)	2
Total liabilities	851
Total net assets.	$436,517

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 333
Additional paid-in capital	386,535
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(33)
Accumulated undistributed net realized loss	
on investment transactions	(10,853)
Net unrealized appreciation in value of investments.	60,535
Net assets applicable to outstanding units of capital.	$436,517
Net asset value per share (net assets divided by shares outstanding):	
Class A	$13.17
Class B	$11.98
Class C	$12.33
Class E	$13.16
Class I	$13.46
Class R	$13.08
Class Y	$13.35
Capital shares outstanding:	
Class A	21,136
Class B	1,076
Class C	2,728
Class E	33
Class I	114
Class R	58
Class Y	8,159
Capital shares authorized	280,000

See Notes to Financial Statements.

Statement of Operations

IVY LARGE CAP GROWTH FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $53)	$ 2,984
Interest and amortization	689
Total income	3,673
Expenses (Note 2):	
Investment management fee	2,497
Shareholder servicing:	
Class A	567
Class B	66
Class C	63
Class E	1
Class I	2
Class R	1
Class Y	126
Service fee:	
Class A	593
Class B	33
Class C	60
Class R	1
Distribution fee:	
Class B	100
Class C	181
Class E	1
Class R	1
Class Y	207
Accounting services fee	120
Audit fees	15
Custodian fees	14
Legal fees	4
Other	219
Total	4,872
Less expenses in excess of limit (Note 2)	(445)
Total expenses	4,427
Net investment loss	(754)

REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments	1,641
Unrealized appreciation in value of investments during the period	13,352
Net gain on investments	14,993
Net increase in net assets resulting from operations	$14,239

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY LARGE CAP GROWTH FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2008	**2007**
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (754)	$ (869)
Realized net gain on investments	1,641	9,794
Unrealized appreciation (depreciation)	13,352	(4,646)
Net increase in net assets resulting from operations	14,239	4,279
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class R	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(2,520)	(—)
Class B	(133)	(—)
Class C	(253)	(—)
Class E	(2)	NA
Class I	(11)	NA
Class R	(3)	(—)
Class Y	(904)	(—)
	(3,826)	(—)
Capital share transactions (Note 5)	174,385	(3,461)
Total increase	184,798	818
NET ASSETS		
Beginning of period	251,719	250,901
End of period	$436,517	$251,719
Undistributed net investment loss	$ (33)	$ (26)

(1)See "Financial Highlights" on pages 61 - 67.

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$11.82	$11.61	$ 9.54	$9.27	$7.24
Income (loss) from investment operations:					
Net investment loss.	(0.02)[1]	(0.03)	(0.06)	(0.03)	(0.04)
Net realized and unrealized gain on investments.	1.49[1]	0.24	2.13	0.30	2.07
Total from investment operations	1.47	0.21	2.07	0.27	2.03
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.12)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.12)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.	$13.17	$11.82	$11.61	$9.54	$9.27
Total return[2]	12.32%	1.81%	21.70%	2.91%	28.04%
Net assets, end of period (in millions)	$278	$162	$157	$82	$76
Ratio of expenses to average net assets including expense waiver	1.15%	1.20%	1.41%	1.50%	1.55%
Ratio of net investment loss to average net assets including expense waiver . .	–0.13%	–0.25%	–0.62%	–0.31%	–0.89%
Ratio of expenses to average net assets excluding expense waiver	1.29%	1.39%	1.41%[3]	1.52%	1.55%[3]
Ratio of net investment loss to average net assets excluding expense waiver . .	–0.27%	–0.44%	–0.62%[3]	–0.33%	–0.89%[3]
Portfolio turnover rate.	79%	93%	79%	131%	162%

(1)Based on average weekly shares outstanding.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$10.89	$10.83	$ 8.99	$8.83	$6.99
Income (loss) from investment operations:					
Net investment loss	(0.16)	(0.12)	(0.14)	(0.05)	(0.13)
Net realized and unrealized gain on investments	1.37	0.18	1.98	0.21	1.97
Total from investment operations	1.21	0.06	1.84	0.16	1.84
Less distributions from:					
Net investment income ...	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.12)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.12)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$11.98	$10.89	$10.83	$8.99	$8.83
Total return	10.98%	0.55%	20.47%	1.81%	26.32%
Net assets, end of period (in millions)	$13	$12	$11	$8	$5
Ratio of expenses to average net assets	2.32%	2.42%	2.45%	2.53%	2.85%
Ratio of net investment loss to average net assets	−1.28%	−1.48%	−1.65%	−1.30%	−2.16%
Portfolio turnover rate	79%	93%	79%	131%	162%

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$11.18	$11.09	$ 9.18	$8.99	$7.08
Income (loss) from investment operations:					
Net investment loss.	(0.13)[1]	(0.12)	(0.10)	(0.09)	(0.11)
Net realized and unrealized gain on investments.	1.40[1]	0.21	2.01	0.28	2.02
Total from investment operations	1.27	0.09	1.91	0.19	1.91
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.12)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.12)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$12.33	$11.18	$11.09	$9.18	$8.99
Total return	11.23%	0.81%	20.81%	2.11%	26.98%
Net assets, end of period (in millions)	$34	$19	$17	$12	$11
Ratio of expenses to average net assets including expense waiver . .	2.07%	2.18%	2.21%	2.25%	2.44%
Ratio of net investment loss to average net assets including expense waiver . .	−1.04%	−1.23%	−1.42%	−1.06%	−1.75%
Ratio of expenses to average net assets excluding expense waiver. .	2.07%[2]	2.18%[2]	2.21%[2]	2.28%	2.44%[2]
Ratio of net investment loss to average net assets excluding expense waiver. .	−1.04%[2]	−1.23%[2]	−1.42%[2]	−1.09%	−1.75%[2]
Portfolio turnover rate	79%	93%	79%	131%	162%

(1)Based on average weekly shares outstanding.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$11.84
Income (loss) from investment operations:	
Net investment loss	(0.02)[2]
Net realized and unrealized gain on investments	1.46[2]
Total from investment operations	1.44
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.12)
Total distributions	(0.12)
Net asset value, end of period	$13.16
Total return[3]	12.05%
Net assets, end of period (in thousands)	$439
Ratio of expenses to average net assets including expense waiver	1.15%[4]
Ratio of net investment loss to average net assets including expense waiver	−0.13%[4]
Ratio of expenses to average net assets excluding expense waiver	1.75%[4]
Ratio of net investment loss to average net assets excluding expense waiver	−0.73%[4]
Portfolio turnover rate	79%[5]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)For the fiscal year ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$11.99
Income from investment operations:	
Net investment income	0.01[2]
Net realized and unrealized gain on investments.	1.58[2]
Total from investment operations	1.59
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.12)
Total distributions	(0.12)
Net asset value, end of period	$13.46
Total return	13.15%
Net assets, end of period (in millions)	$2
Ratio of expenses to average net assets	0.96%[3]
Ratio of net investment income to average net assets	0.09%[3]
Portfolio turnover rate	79%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the fiscal year ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class R Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,		For the period from 12-29-05[1] to
	2008	**2007**	**3-31-06**
Net asset value, beginning of period	$11.78	$11.60	$11.27
Income (loss) from investment operations:			
Net investment loss.	(0.06)[2]	(0.06)	(0.03)
Net realized and unrealized gain			
on investments.	1.48[2]	0.24	0.36
Total from investment operations	1.42	0.18	0.33
Less distributions from:			
Net investment income	(0.00)	(0.00)	(0.00)
Capital gains	(0.12)	(0.00)	(0.00)
Total distributions	(0.12)	(0.00)	(0.00)
Net asset value, end of period	$13.08	$11.78	$11.60
Total return	11.94%	1.55%	2.93%
Net assets, end of period (in thousands)	$761	$117	$103
Ratio of expenses to average net assets.	1.49%	1.51%	1.56%[3]
Ratio of net investment loss to			
average net assets	−0.48%	−0.57%	−0.88%[3]
Portfolio turnover rate.	79%	93%	79%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the fiscal year ended March 31, 2006.

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	2007	2006	2005	2004
Net asset value, beginning of period	$11.97	$11.74	$ 9.62	$9.32	$7.26
Income (loss) from investment operations:					
Net investment income (loss)	(0.01)[1]	(0.01)	(0.04)	0.00	(0.03)
Net realized and unrealized gain on investments.	1.51[1]	0.24	2.16	0.30	2.09
Total from investment operations	1.50	0.23	2.12	0.30	2.06
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.12)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.12)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$13.35	$11.97	$11.74	$9.62	$9.32
Total return	12.42%	1.96%	22.04%	3.22%	28.38%
Net assets, end of period (in millions)	$109	$59	$66	$50	$59
Ratio of expenses to average net assets including expense waiver . .	1.06%	1.08%	1.20%	1.20%	1.26%
Ratio of net investment loss to average net assets including expense waiver . .	–0.04%	–0.13%	–0.40%	–0.01%	–0.64%
Ratio of expenses to average net assets excluding expense waiver. .	1.19%	1.19%	1.21%	1.25%	1.26%[2]
Ratio of net investment loss to average net assets excluding expense waiver. .	–0.17%	–0.24%	–0.41%	–0.06%	–0.64%[2]
Portfolio turnover rate	79%	93%	79%	131%	162%

(1)Based on average weekly shares outstanding.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Manager's Discussion of Ivy Mid Cap Growth Fund

March 31, 2008



Below, Kimberly A. Scott, CFA, portfolio manager of the Ivy Mid Cap Growth Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2008. She has managed the Fund since its inception and has 21 years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. The market capitalization rating is specific to Morningstar and does not necessarily reflect the market capitalization range of the Fund. Please refer to the Fund's prospectus for specific investment parameters. Source: Morningstar

The Fund fell 2.37 percent (Class A shares at net asset value) for the year ended March 31, 2008. In comparison, the Fund's benchmark, the Russell Mid-Cap Growth Index (generally reflecting the performance of securities that represent the mid-cap sector of the stock market), dropped 4.56 percent for the same period, while the Fund's peer group, the Lipper Mid-Cap Growth Funds Universe Average (reflecting the universe of funds with similar investment objectives), declined 2.90 percent for the period. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Optimism turned to pessimism

Over the past 12 months, the Fund benefited from three relatively strong sectors: industrials, health care and energy. Stock selection largely drove the performance of these groups. With regard to industrials, eight of 10 stocks we held posted gains, and all well in excess of the benchmark. The same held true in the health care sector, where 12 of 16 stocks we held posted gains.

Mid-cap growth stocks made strong gains from the end of March into mid calendar year 2007 as investors were optimistic that growth in emerging markets and a generally strong global economy would compensate for any weak spots in the domestic economy. Weakness and volatility erupted as the summer progressed, however, as it became increasingly clear that the problems in the housing market and the financial sector were much deeper and would be more protracted than most investors had accounted for to that point. The markets swooned and the Federal Reserve came to the rescue with the first discount rate cut of the current easing cycle. Investors supported the Fed's actions and bid up the market once again on optimism that the Fed would steer the economy and the market on a safe course.

This optimism was short-lived, however, as increasingly dire and worrisome news was reported by a financial services sector being laid low by unwise lending decisions related to loose credit and the overheated housing market. The market struggled into the end of 2007 and then began to collapse as we entered 2008, as concerns about the economy and corporate profitability became more serious.

The earnings reporting season that began in January 2008 brought bad news from financial firms – mostly banks and brokers – that were delivering big losses and write-offs mostly associated with problematic loans in the mortgage business. There was greater evidence of the U.S. consumer under stress as retail sales and consumer spending data softened, and unemployment grew. Meanwhile, energy prices and other commodities rose at a breathtaking pace and recession fears grew daily. The health of the financial and credit markets were and continue to be under considerable stress, culminating in the near collapse of Bear Stearns Cos. in mid-March. The bailout of that firm by the Federal Reserve and JPMorgan Chase & Co., along with additional creative funding moves by the Fed, appears to have calmed the markets, at least for now. Mid-cap growth stocks finished the fiscal year at a loss, falling 10.95 percent in the fourth quarter of the fiscal year. Most sectors of the Russell Mid-Cap Growth Index posted losses for the year, with telecommunications services, consumer discretionary and

financial stocks faring the worst. Energy stocks saw strong gains, as did those within the materials and industrials sectors.

An investing theme: Bones, Teeth and Eyes

Our overweight position and stock selection in the health care sector contributed to our performance. Notable stocks in the group included Cytyc Corporation, which was acquired by another of our holdings, Hologic, Inc. Kyphon Inc., a spine orthopedic company that we have owned since its initial public offering more than five years ago, was a strong performer and also was acquired by Medtronic, Inc. last year. Other strong performers were Henry Schein, Inc., DENTSPLY International Inc. (both dental products companies), C.R. Bard, Inc., Gen-Probe Incorporated and Allergan, Inc. These companies reflected our long-standing theme of health care investing in "bones, teeth and eyes." Gen-Probe Incorporated was no longer in the Fund's portfolio at the end of the fiscal year.

We also experienced strong results in the industrials sector, where Stericycle, Inc., AGCO Corporation, Bucyrus International, Inc., Class A, Fastenal Company and C.H. Robinson Worldwide, Inc. posted solid gains. Excellent stock picking in the energy sector allowed us to once again outperform the benchmark in that area despite our underweight position in the group. National Oilwell Varco, Inc., Smith International, Inc., Noble Energy, Inc. and XTO Energy, Inc. were

Top 10 Equity Holdings as of March 31, 2007	March 31, 2008
Henry Schein, Inc.	C.R. Bard, Inc.
Apple Inc.	Northern Trust Corporation
Allergan, Inc.	Fastenal Company
Synovus Financial Corp.	Henry Schein, Inc.
C.R. Bard, Inc.	Allergan, Inc.
Stericycle, Inc.	Apple Inc.
Chicago Mercantile Exchange Holdings Inc.	CME Group Inc.
Northern Trust Corporation	DENTSPLY International Inc.
Paychex, Inc.	Hologic, Inc.
Fastenal Company	Wm. Wrigley Jr. Company

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

among our best-performing stocks. Our materials and consumer staples exposure also contributed positively last year.

Performance detractors for the year primarily included the consumer discretionary sector. Although we were underweight in this poorly performing group, stock selection worked against us. Coldwater Creek Inc., a women's apparel retailer, P.F. Chang's China Bistro, Inc. and Meredith Corporation were particularly weak. Conversely, Chipotle Mexican Grill, Inc., Class A, YUM! Brands, Inc. and Urban Outfitters, Inc. all posted strong returns, but not strong enough to offset the drag of many other consumer discretionary investments last year. The financial services sector also was weak. YUM! Brands, Inc. was no longer in the Fund's portfolio at the end of the fiscal year.

Our outlook

While recent actions by the Federal Reserve and deep-pocketed investors have calmed the markets, we believe that considerable risks remain, particularly those of a protracted U.S. recession that could spread globally. Inflation fears, as well, promise to remain a depressant on the equity markets, in our opinion. However, we feel the valuation on the market is favorable, and the Fed appears willing to continue to help support the economy and credit markets. That said, we think investors will continue to struggle with a host of uncertainties as 2008 unfolds, not the least of which will be the upcoming first-quarter earnings report in which we likely will hear more bad news from financial and consumer discretionary companies. We expect the market to remain volatile, potentially making little or no progress until we near an inflection point on these issues. But we do see the inflection point as being near, if not here

already, as investors are aware of and have discounted a considerable amount of bad news. We feel the market will begin to consider a more positive environment as we approach the second half of the year.

Within this environment, we feel mid-cap stocks may encounter some resistance, as many of them are significantly focused on the domestic side. Meanwhile, large-cap stocks, in general, may be the equity class of choice for a defensive, globally postured investor. We think growth stocks in general, however, will continue to gain favor, and as such, we intend to continue to weight the Fund toward growth names at the larger end of the mid-cap market. In addition, for the first time in quite awhile we are seeing some performance and valuation disparities materializing in sectors, such as consumer discretionary and financial services. This type of market activity plays well into our GARP (growth at a reasonable price) style, as we feel there are always good growth companies in which to invest – even in groups sustaining the most damage. We intend to gradually increase our exposure to the consumer discretionary sector as we decrease our exposure to the more defensive health care sector. We are also looking for opportunities within the struggling financial services area. We favor technology, where we expect to see further spending to upgrade the data centers and the computing environment across many different enterprises, and we like mid-cap industrial companies that are exposed to the global economy and the weak dollar. We think there is a better-than-average chance that the pace of growth globally will remain higher than in the U.S., helping to sustain domestic economic growth in certain sectors – such as industrials – at a moderate pace.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

—— Ivy Mid Cap Growth Fund, Class A Shares[1]	$ 12,504
— — — Russell Mid-Cap Growth Index	$ 9,254
- - - - - Lipper Mid-Cap Growth Funds Universe Average	$ 9,926



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-08 . . .	−7.98%	−7.07%	−3.13%	—	—	−2.45%	−1.97%
5-year period ended 3-31-08 . . .	12.53%	12.56%	13.01%	—	—	—	14.23%
10-year period ended 3-31-08 . .	—	—	—	—	—	—	—
Since inception of Class[3] through 3-31-08	2.92%	2.50%	−2.86%	—	—	3.54%	3.70%
Cumulative return since inception of Class[3] through 3-31-08	—	—	—	−8.98%	−1.58%	—	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I, Class R and Class Y shares are not subject to sales charges.**

(3) 6-30-00 for Class A shares, 7-6-00 for Class B shares, 7-3-00 for Class C shares, 4-2-07 for Class E and Class I shares, 12-29-05 for Class R shares and 7-10-00 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY MID CAP GROWTH FUND

Portfolio Highlights

On March 31, 2008, the Ivy Mid Cap Growth Fund had net assets totaling $140,971,119 invested in a diversified portfolio of:

89.97%	Domestic Common Stocks
8.03%	Cash and Cash Equivalents and Options
2.00%	Foreign Common Stocks

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund owned:



■	Health Care Stocks	$20.24
■	Technology Stocks	$15.31
■	Business Equipment and Services Stocks	$11.58
■	Retail Stocks	$10.56
■	Financial Services Stocks	$10.37
■	Cash and Cash Equivalents and Options	$ 8.03
■	Capital Goods Stocks	$ 6.58
■	Energy Stocks	$ 6.39
■	Consumer Nondurables Stocks	$ 5.20
■	Transportation Stocks	$ 3.36
□	Miscellaneous Stocks[1]	$ 2.38

(1)Includes $0.91 Consumer Durables Stocks and $1.47 Consumer Services Stocks.

The Investments of Ivy Mid Cap Growth Fund

March 31, 2008

COMMON STOCKS	Shares	Value
Banks – 5.05%		
Northern Trust Corporation	70,400	$ 4,673,856
Signature Bank*	38,200	974,291
Synovus Financial Corp.	133,150	1,472,639
		7,120,786
Beverages – 1.81%		
Brown-Forman Corporation, Class B.	38,400	2,542,848
Business Equipment and Services – 5.38%		
Akamai Technologies, Inc.*	71,000	1,998,650
Bucyrus International, Inc., Class A.	12,200	1,239,886
DealerTrack Holdings, Inc.*	68,250	1,379,332
Stericycle, Inc.*.	57,650	2,968,110
		7,585,978
Capital Equipment – 2.45%		
Chicago Bridge & Iron Company N.V., NY Shares	24,450	959,418
IDEX Corporation.	81,362	2,497,000
		3,456,418
Computers – Micro – 3.73%		
Apple Inc. (A)*	23,550	3,379,896
Sun Microsystems, Inc.*.	121,150	1,880,248
		5,260,144
Computers – Peripherals – 3.85%		
Data Domain, Inc.*.	80,050	1,915,597
Electronic Arts Inc.*	44,700	2,230,530
McAfee, Inc.*	38,800	1,283,892
		5,430,019
Cosmetics and Toiletries – 1.16%		
Bare Escentuals, Inc.*	69,850	1,635,887
Electronic Components – 7.73%		
Broadcom Corporation, Class A*.	102,125	1,965,906
MEMC Electronic Materials, Inc.*	17,700	1,254,930
Microchip Technology Incorporated	90,650	2,969,241
NetApp, Inc.*	138,300	2,776,373
PMC-Sierra, Inc.*.	338,050	1,928,575
		10,895,025
Farm Machinery – 1.04%		
AGCO Corporation*	24,550	1,470,054
Food and Related – 2.23%		
Wm. Wrigley Jr. Company	49,900	3,135,716

See Notes to Schedule of Investments on page 76.

The Investments of Ivy Mid Cap Growth Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Health Care – Drugs – 3.82%		
Allergan, Inc.	64,900	$ 3,659,711
Millennium Pharmaceuticals, Inc.*.	111,950	1,730,187
		5,389,898
Health Care – General – 12.11%		
DENTSPLY International Inc.	84,600	3,267,675
Henry Schein, Inc.*	71,550	4,103,750
Hologic, Inc.*	57,638	3,204,096
Hospira, Inc.*	23,150	990,125
St. Jude Medical, Inc.*	41,550	1,794,545
TomoTherapy Incorporated*	101,450	1,458,851
Zimmer Holdings, Inc.*.	29,000	2,257,940
		17,076,982
Hospital Supply and Management – 4.31%		
C. R. Bard, Inc.	49,500	4,771,800
Laboratory Corporation of America Holdings*.	17,750	1,307,820
		6,079,620
Insurance – Property and Casualty – 1.31%		
AXIS Capital Holdings Limited.	54,500	1,851,910
Metal Fabrication – 3.09%		
Fastenal Company	95,050	4,361,369
Motor Vehicle Parts – 0.30%		
BorgWarner Inc.	9,900	425,997
Motor Vehicles – 0.61%		
Harley-Davidson, Inc.	22,750	853,125
Petroleum – Domestic – 1.34%		
XTO Energy Inc. (A)	30,520	1,887,967
Petroleum – International – 1.92%		
Noble Energy, Inc. (A)	37,150	2,704,520
Petroleum – Services – 3.13%		
BJ Services Company (A)	30,800	878,108
Complete Production Services, Inc. (A)*	44,650	1,024,271
National Oilwell Varco, Inc. (A)*	19,550	1,141,329
Smith International, Inc. (A)	21,350	1,371,311
		4,415,019
Publishing – 1.47%		
Meredith Corporation	54,250	2,075,063

See Notes to Schedule of Investments on page 76.

The Investments of Ivy Mid Cap Growth Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Restaurants – 2.08%		
Chipotle Mexican Grill, Inc., Class A*	8,100	$ 918,783
P.F. Chang's China Bistro, Inc.*	70,650	2,010,699
		2,929,482
Retail – Food Stores – 2.13%		
Longs Drug Stores Corporation.	22,900	972,334
Whole Foods Market, Inc.	61,400	2,025,279
		2,997,613
Retail – General Merchandise – 1.68%		
Saks Incorporated*.	190,150	**2,371,171**
Retail – Specialty Stores – 4.67%		
Coldwater Creek Inc.*	179,850	909,142
J. Crew Group, Inc.*	66,750	2,948,347
Urban Outfitters, Inc.*.	86,800	2,719,010
		6,576,499
Security and Commodity Brokers – 4.01%		
CME Group Inc.	7,050	3,307,155
TD Ameritrade Holding Corporation*.	141,850	2,339,816
		5,646,971
Timesharing and Software – 6.20%		
eBay Inc.*.	89,200	2,661,728
Global Payments Inc.	75,200	3,110,272
Paychex, Inc.	86,600	2,968,215
		8,740,215
Trucking and Shipping – 3.36%		
C.H. Robinson Worldwide, Inc.	43,600	2,369,224
Expeditors International of Washington, Inc.	52,350	2,361,247
		4,730,471
TOTAL COMMON STOCKS – 91.97%		**$129,646,767**
(Cost: $105,044,852)		

PUT OPTIONS – 0.03%	Number of Contracts	
Lehman Brothers Inc. Custom Energy Basket Collar, May 90%, Expires 5–19–08	81,409	$ 45,589
(Cost: $284,932)		

See Notes to Schedule of Investments on page 76.

The Investments of Ivy Mid Cap Growth Fund

March 31, 2008

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Commercial Paper – 4.96%		
Finance Companies		
Avon Capital Corp.,		
2.53%, 4–21–08	$4,000	$ 3,994,378
Prudential Funding LLC,		
2.25%, 4–28–08	3,000	2,994,937
		6,989,315
United States Government Agency Obligations – 3.02%		
Federal Home Loan Bank,		
1.5%, 4–1–08	4,260	4,260,000
TOTAL SHORT-TERM SECURITIES – 7.98%		$ 11,249,315
(Cost: $11,249,315)		
TOTAL INVESTMENT SECURITIES – 99.98%		$140,941,671
(Cost: $116,579,099)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.02%		29,448
NET ASSETS – 100.00%		$140,971,119

Notes to Schedule of Investments

  *No dividends were paid during the preceding 12 months.

(A) Securities serve as cover for the following written call options outstanding at March 31, 2008. (See Note 6 to financial statements.):

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Apple Inc.	64	April/139	$ 37,440	$ 52,608
Lehman Brothers Inc. Custom Energy Basket Collar	81,409	May/90–110%	319,774	488,454
			$357,214	$541,062

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY MID CAP GROWTH FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $116,579) (Notes 1 and 3)	$140,942
Receivables:	
Investment securities sold.	895
Fund shares sold.	645
Dividends and interest.	89
Prepaid and other assets	26
Total assets	142,597

LIABILITIES

Payable for investment securities purchased	667
Outstanding written options at market (premium received – $357)	
(Note 6)	541
Payable to Fund shareholders	300
Accrued shareholder servicing (Note 2).	53
Due to custodian.	33
Accrued accounting services fee (Note 2)	6
Accrued management fee (Note 2)	3
Accrued distribution and service fees (Note 2)	1
Other.	22
Total liabilities.	1,626
Total net assets.	$140,971

See Notes to Financial Statements.

Statement of Assets and Liabilities

IVY MID CAP GROWTH FUND

March 31, 2008

(In Thousands, Except for Per Share Amounts) *(Continued)*

NET ASSETS	
$0.01 par value capital stock:	
Capital stock	$ 111
Additional paid-in capital	137,154
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(18)
Accumulated undistributed net realized loss on investment transactions	(20,455)
Net unrealized appreciation in value of investments	24,179
Net assets applicable to outstanding units of capital	$140,971
Net asset value per share (net assets divided by shares outstanding):	
Class A	$12.77
Class B	$11.79
Class C	$12.09
Class E	$12.68
Class I	$13.07
Class R	$12.73
Class Y	$12.97
Capital shares outstanding:	
Class A	8,494
Class B	785
Class C	829
Class E	33
Class I	39
Class R	10
Class Y	940
Capital shares authorized	225,000

See Notes to Financial Statements.

Statement of Operations

IVY MID CAP GROWTH FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $—*)	$ 1,004
Interest and amortization	400
Total income	1,404
Expenses (Note 2):	
Investment management fee	1,283
Shareholder servicing:	
Class A	381
Class B	58
Class C	42
Class E	4
Class I	1
Class R	—*
Class Y	18
Service fee:	
Class A	288
Class B	27
Class C	30
Class R	—*
Distribution fee:	
Class B	82
Class C	89
Class E	1
Class R	—*
Class Y	29
Registration fees	82
Accounting services fee	71
Audit fees	16
Custodian fees	10
Legal fees	2
Other	67
Total	2,581
Less expenses in excess of limit (Note 2)	(21)
Total expenses	2,560
Net investment loss	(1,156)

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

IVY MID CAP GROWTH FUND

For the Fiscal Year Ended March 31, 2008

(In Thousands) *(Continued)*

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)	
Realized net gain on securities	$ 14,462
Realized net loss on written options	(222)
Realized net gain on investments	14,240
Unrealized depreciation in value of securities during the period	(16,812)
Unrealized depreciation in value of written options during the period	(189)
Unrealized depreciation in value of investments during the period	(17,001)
Net loss on investments	(2,761)
Net decrease in net assets resulting from operations	$ (3,917)

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY MID CAP GROWTH FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2008	2007
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment loss	$ (1,156)	$ (823)
Realized net gain on investments	14,240	6,135
Unrealized depreciation.	(17,001)	(868)
Net increase (decrease) in net assets resulting from operations	(3,917)	4,444
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class R	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class R	(—)	(—)
Class Y	(—)	(—)
	(—)	(—)
Capital share transactions (Note 5)	7,420	(6,750)
Total increase (decrease)	3,503	(2,306)
NET ASSETS		
Beginning of period.	137,468	139,774
End of period.	$140,971	$137,468
Undistributed net investment loss	$ (18)	$ (21)

(1) See "Financial Highlights" on pages 82 - 88.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	2007	2006	2005	2004
Net asset value, beginning of period	$13.07	$12.59	$ 9.99	$9.09	$6.67
Income (loss) from investment operations:					
Net investment loss.	(0.09)	(0.06)	(0.04)	(0.09)	(0.08)
Net realized and unrealized gain (loss) on investments.	(0.21)	0.54	2.64	0.99	2.50
Total from investment operations	(0.30)	0.48	2.60	0.90	2.42
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$12.77	$13.07	$12.59	$9.99	$9.09
Total return[1]	−2.37%	3.89%	26.03%	9.90%	36.28%
Net assets, end of period (in millions)	$108	$104	$105	$68	$50
Ratio of expenses to average net assets including expense waiver	1.60%	1.59%	1.62%	1.65%	1.84%
Ratio of net investment loss to average net assets including expense waiver	−0.67%	−0.48%	−0.30%	−0.95%	−1.20%
Ratio of expenses to average net assets excluding expense waiver	1.60%[2]	1.59%[2]	1.62%[2]	1.70%	1.89%
Ratio of net investment loss to average net assets excluding expense waiver	−0.67%[2]	−0.48%[2]	−0.30%[2]	−1.00%	−1.25%
Portfolio turnover rate	42%	25%	28%	25%	24%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$12.18	$11.85	$ 9.50	$8.75	$6.49
Income (loss) from investment operations:					
Net investment loss.	(0.30)	(0.23)	(0.18)	(0.23)	(0.17)
Net realized and unrealized gain (loss) on investments.	(0.09)	0.56	2.53	0.98	2.43
Total from investment operations	(0.39)	0.33	2.35	0.75	2.26
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$11.79	$12.18	$11.85	$9.50	$8.75
Total return	−3.20%	2.79%	24.74%	8.57%	34.82%
Net assets, end of period (in millions)	$9	$11	$12	$11	$12
Ratio of expenses to average net assets including expense waiver	2.56%	2.62%	2.70%	2.81%	3.04%
Ratio of net investment loss to average net assets including expense waiver	−1.62%	−1.52%	−1.43%	−2.12%	−2.37%
Ratio of expenses to average net assets excluding expense waiver	2.56%[1]	2.62%[1]	2.70%[1]	2.81%[1]	3.09%
Ratio of net investment loss to average net assets excluding expense waiver	−1.62%[1]	−1.52%[1]	−1.43%[1]	−2.12%[1]	−2.43%
Portfolio turnover rate	42%	25%	28%	25%	24%

[1]There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$12.48	$12.10	$ 9.67	$8.86	$6.56
Income (loss) from investment operations:					
Net investment loss.	(0.25)	(0.19)	(0.12)	(0.15)	(0.13)
Net realized and unrealized gain (loss) on investments.	(0.14)	0.57	2.55	0.96	2.43
Total from investment operations	(0.39)	0.38	2.43	0.81	2.30
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$12.09	$12.48	$12.10	$9.67	$8.86
Total return	−3.13%	3.14%	25.13%	9.14%	35.06%
Net assets, end of period (in millions)	$10	$12	$14	$11	$10
Ratio of expenses to average net assets including expense waiver	2.35%	2.35%	2.35%	2.35%	2.59%
Ratio of net investment loss to average net assets including expense waiver	−1.41%	−1.25%	−1.09%	−1.66%	−1.98%
Ratio of expenses to average net assets excluding expense waiver	2.38%	2.42%	2.40%	2.46%	2.64%
Ratio of net investment loss to average net assets excluding expense waiver	−1.44%	−1.32%	−1.14%	−1.77%	−2.03%
Portfolio turnover rate.	42%	25%	28%	25%	24%

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$13.13
Loss from investment operations:	
Net investment loss	(0.22)[2]
Net realized and unrealized loss on investments	(0.23)[2]
Total from investment operations	(0.45)
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$12.68
Total return[3]	−3.43%
Net assets, end of period (in thousands)	$413
Ratio of expenses to average net assets	2.52%[4]
Ratio of net investment loss to average net assets	−1.61%[4]
Portfolio turnover rate	42%[5]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)For the fiscal year ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$13.28
Loss from investment operations:	
Net investment loss.	(0.03)[2]
Net realized and unrealized loss on investments	(0.18)[2]
Total from investment operations	(0.21)
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$13.07
Total return	−1.58%
Net assets, end of period (in millions)	$1
Ratio of expenses to average net assets.	1.17%[3]
Ratio of net investment loss to average net assets	−0.23%[3]
Portfolio turnover rate.	42%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the fiscal year ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class R Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,		For the period from 12-29-05[1] to 3-31-06
	2008	**2007**	**3-31-06**
Net asset value, beginning of period	$13.05	$12.58	$11.77
Income (loss) from investment operations:			
Net investment income (loss)	(0.10)	(0.07)	0.02
Net realized and unrealized gain (loss)			
on investments.	(0.22)	0.54	0.79
Total from investment operations	(0.32)	0.47	0.81
Less distributions from:			
Net investment income	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$12.73	$13.05	$12.58
Total return	−2.45%	3.74%	6.88%
Net assets, end of period (in thousands)	$133	$111	$107
Ratio of expenses to average net assets	1.68%	1.71%	1.75%[2]
Ratio of net investment income (loss) to			
average net assets	−0.75%	−0.59%	0.73%[2]
Portfolio turnover rate	42%	25%	28%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended March 31, 2006.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$13.23	$12.70	$10.04	$ 9.09	$6.67
Income (loss) from investment operations:					
Net investment income (loss)	(0.07)	(0.03)	0.05[1]	(0.06)	(0.05)
Net realized and unrealized gain (loss) on investments.	(0.19)	0.56	2.61[1]	1.01	2.47
Total from investment operations . . .	(0.26)	0.53	2.66	0.95	2.42
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$12.97	$13.23	$12.70	$10.04	$9.09
Total return	−1.97%	4.17%	26.50%	10.45%	36.28%
Net assets, end of period (in millions)	$12	$10	$9	$2	$1
Ratio of expenses to average net assets including expense waiver	1.25%	1.25%	1.25%	1.25%	1.72%
Ratio of net investment income (loss) to average net assets including expense waiver	−0.33%	−0.15%	0.43%	−0.55%	−0.91%
Ratio of expenses to average net assets excluding expense waiver	1.40%	1.42%	1.43%	1.48%	1.77%
Ratio of net investment income (loss) to average net assets excluding expense waiver.	−0.48%	−0.32%	0.25%	−0.78%	−0.96%
Portfolio turnover rate	42%	25%	28%	25%	24%

[1]Based on average weekly shares outstanding.

See Notes to Financial Statements.

Manager's Discussion of Ivy Small Cap Growth Fund

March 31, 2008



Below, Gilbert C. Scott, CFA, portfolio manager of the Ivy Small Cap Growth Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2008. Mr. Scott has managed the Fund for four years and has 16 years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar. The market capitalization rating is specific to Morningstar and does not necessarily reflect the market capitalization range of the Fund. Please refer to the Fund's prospectus for specific investment parameters.

The Fund decreased 8.91 percent (Class C shares) for the 12 months ended March 31, 2008, in line with its benchmark and outperforming its peer group. The Russell 2000 Growth Index (reflecting the performance of securities that generally represent the small-cap growth market) decreased 8.97 percent, while the Lipper Small-Cap Growth Funds Universe Average (reflecting the universe of funds with similar investment objectives) decreased 10.44 percent for the same period. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Volatility rose

A majority of the decline in the Fund and its benchmark occurred in the first calendar quarter of 2008, one of the most volatile periods in market history. The energy, materials and utilities sectors were the only ones to produce positive returns for the benchmark, whereas consumer discretionary, information technology and financials were the primary detractors. The Fund was overweight energy and information technology, producing strong stock selection in those sectors. However, much of this advantage was negated by poor stock selection in materials and health care. The Fund's overall decline masks the volatility that occurred during the year: from the October peak to the March low, the index suffered a decline of almost 25 percent.

The second calendar quarter of 2007 was the only quarter to produce a positive return. Unfortunately, over the course of the summer, worries about the housing market and the credit markets started to manifest into the performance of the overall market. Indeed, the market has faced many headwinds since this time, including the rising cost of oil and other commodities showing strong price gains, creating inflation concerns. The U.S. dollar also suffered its worst decline since the 1980s, registering more than a 10 percent year-over-year decline on a real trade-weighted basis. In addition, eroding earnings estimates adversely affected the small-cap market for calendar year 2007. Exacerbating these concerns was the overarching debate on whether the economy is in a recession and the impact of the credit crunch on the ability of the credit markets to function properly.

For these reasons, the Federal Reserve has acted in many different ways in an effort to provide relief to the economy and the credit situation (including the unusual action of facilitating the purchase of Bear Stearns Cos. by JPMorgan Chase). Augmenting these efforts are fiscal actions comprising tax rebates and the promise of mortgage relief. Meanwhile, concern for the U.S. consumer was the prime culprit in driving the consumer discretionary and technology sectors down double-digit percentages. The continued strong growth in the rest of the world helped to keep the demand for energy high, providing a catalyst for that sector, and export growth helped the industrial sector as it was barely negative for the fiscal year.

We continue to place an emphasis on utilizing fundamental research to select stocks within respective sectors. One of the core strategies of the Fund is to maintain ownership in what we feel are higher quality companies on balance in the portfolio as we believe, over time, higher quality companies will produce superior results to lower quality companies. Given this strategy, we have focused on stocks we think can produce strong cash flows, and we have engaged in several actions in an attempt to mitigate portfolio risk. Namely, the Fund has been increasing its exposure to subscription-based revenue models and international-driven revenue in the expectation that they may be less volatile than purely domestic revenue. The Fund's portfolio also has a low net debt exposure, as most companies in the Fund do not have any long-term debt.

Where sector weightings are concerned, energy and information technology were the most overweighted over the course of the year. The largest underweights were in the consumer discretionary, financials and materials sectors. The concern on consumer spending and the impact of credit issues on financials drove the decision to underweight those sectors. The strong growth for energy demand and technology worldwide, accompanied by supportive stock prices, drove the overweights in energy and technology.

The Fund has incrementally added to consumer discretionary with opportunistic purchases of companies that have experienced significant valuation adjustments. We have also increased the weighting in some of the companies already owned by the Fund that have witnessed a price decline, but not a fundamental change.

Top 10 Equity Holdings as of March 31, 2007	March 31, 2008
Healthways, Inc.	Scientific Games Corporation, Class A
Transaction Systems Architects, Inc.	Resources Connection, Inc.
PSS World Medical, Inc.	ACI Worldwide, Inc.
Cerner Corporation	Portfolio Recovery Associates, Inc.
Portfolio Recovery Associates, Inc.	Omnicell, Inc.
Scientific Games Corporation, Class A	DealerTrack Holdings, Inc.
Westinghouse Air Brake Technologies Corporation	MICROS Systems, Inc.
Resources Connection, Inc.	FactSet Research Systems, Inc.
MICROS Systems, Inc.	Capella Education Company
Blackboard Inc.	Bare Escentuals, Inc.

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Our outlook

While official statistics have not yet declared a recession, we believe the market decline and weak economic statistics suggest a U.S. recession is at hand. The current slowdown is being driven in part by U.S. consumers who have spent money beyond their income for years, relying on potential gains from the stock market and more recently their homes to sustain spending levels greater than their income. This is also evident in a very low and sometimes negative savings rate, increased borrowing and home equity withdrawals. Not surprisingly, the consumer confidence expectations measure was at its lowest reading since 1973. As such, the Federal Reserve has taken strong and different types of action in an effort to mitigate this slowdown as well as attempt to keep the credit markets functioning. Despite their efforts, recovery from this slowdown likely will be protracted for the U.S. consumer, in our opinion.

Adding to this uncertainty is whether the rest of the world – including Europe and Asia, and most specifically, China – will be able to avoid a slowdown. Their ability to steer clear would be most helpful as U.S. exports have been a bright spot for the domestic economy. It's also worth noting that the U.S. presidential election process likely will continue to provide a source of ambiguity around future economic policy, tax levels and foreign policy. More uncertainty surrounds earnings, which have come down though still might be too high, given a revenue slowdown in conjunction with high operating margins. The Fund continues to maintain what we feel is a higher quality focus with some sensitivity to valuation. We will continue to own and seek companies that we feel can sustain their revenue growth through recurring subscription models, a high percentage of revenue generated internationally or unique products that are in demand. The Fund is also aware that the market has already discounted some of these problems. Therefore, determining the severity and duration of the slowdown will continue to be important.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more well-established companies.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———	Ivy Small Cap Growth Fund, Class C Shares[1]	$19,530
— — —	Russell 2000 Growth Index	$11,893
- - - - -	Lipper Small-Cap Growth Funds Universe Average	$16,767



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class C based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]							
	Class A	Class B	Class C[3]	Class E	Class I	Class R	Class Y
1-year period ended 3-31-08	–13.59%	–12.33%	–8.91%	—	—	–8.35%	–8.13%
5-year period ended 3-31-08	10.15%	10.26%	10.68%	—	—	—	11.68%
10-year period ended 3-31-08 . . .	—	—	6.92%	—	—	—	7.87%
Since inception of Class[4] through 3-31-08	0.22%	0.26%	—	—	—	–0.22%	—
Cumulative return since inception of Class[4] through 3-31-08	—	—	—	–14.37%	–6.82%	—	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I, Class R and Class Y shares are not subject to sales charges.**

(3) Performance data from 3-24-00 represents the actual performance of Class C shares. Performance data prior to 3-24-00 represents the performance of the Fund's original Class B shares. The original Class B shares were combined with Class C shares effective 3-24-00, and redesignated as Class C shares. The original Class B's performance has been adjusted to reflect the current contingent deferred sales charge (CDSC) structure applicable to Class C (1.00% maximum and declining to zero at the end of the first year after investment). Accordingly, these returns reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase. New Class B shares, with fees and expenses different from the original Class B shares, were added to the Fund on 6-30-00.

(4) 7-3-00 for Class A shares, 7-6-00 for Class B shares, 4–2–07 for Class E and Class I shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY SMALL CAP GROWTH FUND

Portfolio Highlights

On March 31, 2008, Ivy Small Cap Growth Fund had net assets totaling $422,650,285 invested in a diversified portfolio of:

90.68%	Domestic Common Stocks
7.49%	Cash and Cash Equivalents
1.83%	Foreign Common Stocks

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund owned:



Business Equipment and Services Stocks	$25.62
Technology Stocks	$14.94
Health Care Stocks	$11.95
Consumer Services Stocks.	$ 7.82
Cash and Cash Equivalents	$ 7.49
Energy Stocks	$ 7.48
Financial Services Stocks	$ 6.18
Retail Stocks	$ 5.71
Consumer Nondurable Stocks	$ 4.18
Consumer Durables Stocks	$ 4.08
Capital Goods Stocks	$ 3.94
Utilities Stocks	$ 0.61

The Investments of Ivy Small Cap Growth Fund

March 31, 2008

COMMON STOCKS	Shares	Value
Apparel – 0.19%		
Under Armour, Inc., Class A*.	22,100	$ 808,860
Business Equipment and Services – 15.75%		
Allscripts Healthcare Solutions, Inc.*.	366,500	3,780,447
Bucyrus International, Inc., Class A.	50,400	5,122,152
Capella Education Company*	213,540	11,652,878
Constant Contact, Inc.*	283,500	4,099,410
DealerTrack Holdings, Inc.*.	642,800	12,990,988
Heartland Payment Systems, Inc.	242,400	5,577,624
Resources Connection, Inc.	906,702	16,211,832
VistaPrint Limited*	204,100	7,137,377
		66,572,708
Computers – Micro – 1.84%		
Sonic Solutions*.	804,100	7,763,586
Computers – Peripherals – 8.61%		
ACI Worldwide, Inc.*.	725,800	14,486,968
MICROS Systems, Inc.*.	371,500	12,513,977
Stratasys, Inc.*	326,700	5,825,061
Vital Images, Inc.*	239,400	3,546,711
		36,372,717
Consumer Electronics – 2.52%		
DTS, Inc.*.	443,200	10,639,016
Cosmetics and Toiletries – 2.66%		
Bare Escentuals, Inc.*	479,700	11,234,574
Defense – 1.53%		
DRS Technologies, Inc.*.	110,800	6,457,424
Electrical Equipment – 1.55%		
General Cable Corporation*.	110,800	6,544,956
Electronic Components – 1.28%		
PMC-Sierra, Inc.*	945,500	5,394,078
Electronic Instruments – 1.68%		
Trimble Navigation Limited*	248,800	7,116,924
Finance Companies – 4.72%		
Financial Federal Corporation	262,975	5,735,485
Portfolio Recovery Associates, Inc.	330,800	14,207,860
		19,943,345

See Notes to Schedule of Investments on page 98.

The Investments of Ivy Small Cap Growth Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Health Care – General – 6.78%		
ABIOMED, Inc.*	240,200	$ 3,150,223
Omnicell, Inc.*	664,100	13,358,371
TomoTherapy Incorporated*	346,000	4,975,480
Volcano Corporation*	575,400	7,192,500
		28,676,574
Hospital Supply and Management – 5.17%		
Cerner Corporation*	72,000	2,683,080
Healthways, Inc.*	252,700	8,927,891
PSS World Medical, Inc.*	614,300	10,240,381
		21,851,352
Hotels and Gaming – 4.01%		
Scientific Games Corporation, Class A*	803,500	16,957,868
Household – General Products – 1.33%		
Alberto-Culver Company	205,600	5,635,496
Insurance – Property and Casualty – 1.46%		
eHealth, Inc.*	279,100	6,168,110
Leisure Time Industry – 2.40%		
THQ Inc.*	465,400	10,143,393
Metal Fabrications – 2.39%		
Ladish Co., Inc.*	281,100	10,099,923
Motor Vehicle Parts – 1.56%		
LKQ Corporation*	293,300	6,583,118
Petroleum – Domestic – 3.90%		
Bill Barrett Corporation*	226,200	10,687,950
Continental Resources, Inc.*	181,600	5,791,224
		16,479,174
Petroleum – Services – 3.58%		
Dril-Quip, Inc.*	237,500	11,036,625
Oceaneering International, Inc.*	64,900	4,088,700
		15,125,325
Publishing – 1.41%		
IHS Inc., Class A*	93,000	5,980,830
Restaurants – 1.04%		
P.F. Chang's China Bistro, Inc.*	154,700	4,402,762

See Notes to Schedule of Investments on page 98.

The Investments of Ivy Small Cap Growth Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Retail – Specialty Stores – 4.67%		
Blue Nile, Inc.*	102,900	$ 5,586,441
Coldwater Creek Inc.*	980,100	4,954,405
Knot, Inc. (The)*	449,100	5,290,398
lululemon athletica inc.*	20,600	586,070
Zumiez Inc.*	212,000	3,336,880
		19,754,194
Timesharing and Software – 9.87%		
Blackboard Inc.*	231,700	7,717,927
CoStar Group, Inc.*	127,600	5,484,248
Concur Technologies, Inc.*	155,900	4,837,577
CyberSource Corporation*	83,500	1,223,275
FactSet Research Systems, Inc.	229,325	12,353,738
Ultimate Software Group, Inc. (The)*	336,300	10,095,726
		41,712,491
Utilities – Electric – 0.61%		
Pike Electric Corporation*	183,900	**2,561,727**
TOTAL COMMON STOCKS – 92.51%		**$390,980,525**
(Cost: $400,067,259)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Capital Equipment – 0.71%		
Illinois Tool Works Inc.,		
2.35%, 4–1–08	$ 3,000	**3,000,000**
Chemicals – Specialty – 0.60%		
Air Products and Chemicals, Inc.,		
2.2%, 4–16–08	2,552	**2,549,661**
Finance Companies – 0.71%		
USAA Capital Corp.,		
2.3%, 4–7–08	3,000	**2,998,850**
Forest and Paper Products – 2.41%		
Sonoco Products Co.,		
3.55%, 4–1–08	10,184	**10,184,000**

See Notes to Schedule of Investments on page 98.

The Investments of Ivy Small Cap Growth Fund

March 31, 2008

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Motor Vehicles – 1.42%		
Harley-Davidson Funding Corp.,		
2.75%, 4–2–08	$6,000	$ 5,999,541
Retail – Food Stores – 0.95%		
Walgreen Co.,		
2.32%, 4–4–08	4,000	3,999,227
Utilities – Electric – 1.18%		
Wisconsin Electric Power Co.,		
2.5%, 4–24–08	5,000	4,992,014
TOTAL SHORT-TERM SECURITIES – 7.98%		$ 33,723,293
(Cost: $33,723,293)		
TOTAL INVESTMENT SECURITIES – 100.49%		$424,703,818
(Cost: $433,790,552)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.49%)		(2,053,533)
NET ASSETS – 100.00%		$422,650,285

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY SMALL CAP GROWTH FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $433,791) (Notes 1 and 3)	$424,704
Cash	846
Receivables:	
Investment securities sold.	1,144
Fund shares sold.	444
Dividends and interest.	39
Prepaid and other assets	24
Total assets	427,201

LIABILITIES

Payable for investment securities purchased	2,993
Payable to Fund shareholders	1,256
Accrued shareholder servicing (Note 2).	128
Accrued accounting services fee (Note 2)	12
Accrued management fee (Note 2)	10
Accrued distribution fee (Note 2)	4
Accrued service fee (Note 2)	2
Other.	146
Total liabilities	4,551
Total net assets.	$422,650

See Notes to Financial Statements.

Statement of Assets and Liabilities

IVY SMALL CAP GROWTH FUND

March 31, 2008
(In Thousands, Except for Per Share Amounts)   *(Continued)*

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 411
Additional paid-in capital	436,214
Accumulated undistributed loss:	
Accumulated undistributed net investment loss	(123)
Accumulated undistributed net realized loss	
on investment transactions	(4,765)
Net unrealized depreciation in value of investments.	(9,087)
Net assets applicable to outstanding units of capital.	$422,650
Net asset value per share (net assets divided by shares outstanding):	
Class A	$10.31
Class B	$ 9.39
Class C	$ 9.62
Class E	$10.29
Class I	$11.73
Class R	$10.30
Class Y	$11.53
Capital shares outstanding:	
Class A	9,409
Class B	1,244
Class C	19,481
Class E	57
Class I	149
Class R	34
Class Y	10,741
Capital shares authorized	450,000

See Notes to Financial Statements.

Statement of Operations

IVY SMALL CAP GROWTH FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):	
Dividends	$ 1,497
Interest and amortization	1,496
Total income	2,993
Expenses (Note 2):	
Investment management fee	4,442
Distribution fee:	
Class B	111
Class C	1,814
Class E	1
Class R	—*
Class Y	377
Shareholder servicing:	
Class A	410
Class B	71
Class C	608
Class E	4
Class I	3
Class R	—*
Class Y	231
Service fee:	
Class A	282
Class B	37
Class C	605
Class R	—*
Accounting services fee	154
Custodian fees	23
Audit fees	17
Legal fees	6
Other	250
Total expenses	9,446
Net investment loss	(6,453)

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments	65,663
Unrealized depreciation in value of investments during the period	(98,127)
Net loss on investments	(32,464)
Net decrease in net assets resulting from operations	$(38,917)

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY SMALL CAP GROWTH FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2008	**2007**
DECREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (6,453)	$ (6,809)
Realized net gain on investments	65,663	42,147
Unrealized depreciation	(98,127)	(41,418)
Net decrease in net assets resulting from operations	(38,917)	(6,080)
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class R	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(15,185)	(15,243)
Class B	(2,019)	(2,343)
Class C	(32,390)	(38,368)
Class E	(82)	NA
Class I	(240)	NA
Class R	(25)	(15)
Class Y	(19,201)	(19,803)
	(69,142)	(75,772)
Capital share transactions (Note 5)	(6,971)	(41,869)
Total decrease	(115,030)	(123,721)
NET ASSETS		
Beginning of period	537,680	661,401
End of period	$422,650	$537,680
Undistributed net investment loss	$ (123)	$ (112)

(1)See "Financial Highlights" on pages 103 - 109.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$12.98	$14.87	$12.32	$11.36	$ 8.25
Income (loss) from investment operations:					
Net investment loss.	(0.13)[1]	(0.12)[1]	(0.21)	(0.08)	(0.08)
Net realized and unrealized gain (loss) on investments.	(0.71)[1]	0.18[1]	3.22	1.04	3.19
Total from investment operations	(0.84)	0.06	3.01	0.96	3.11
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(1.83)	(1.95)	(0.46)	(0.00)	(0.00)
Total distributions	(1.83)	(1.95)	(0.46)	(0.00)	(0.00)
Net asset value, end of period	$10.31	$12.98	$14.87	$12.32	$11.36
Total return[2]	−8.32%	0.76%	24.70%	8.45%	37.70%
Net assets, end of period (in millions)	$97	$109	$141	$72	$92
Ratio of expenses to average net assets	1.56%	1.49%	1.50%	1.54%	1.48%
Ratio of net investment loss to average net assets	−1.00%	−0.86%	−0.90%	−1.14%	−1.21%
Portfolio turnover rate	79%	96%	87%	83%	91%

(1)Based on average weekly shares outstanding.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	2007	2006	2005	2004
Net asset value, beginning of period	$11.97	$13.99	$11.73	$10.91	$ 8.01
Income (loss) from investment operations:					
Net investment loss.	(0.23)	(0.24)	(0.23)	(0.23)	(0.20)
Net realized and unrealized gain (loss) on investments.	(0.64)	0.17	2.95	1.05	3.10
Total from investment operations	(0.87)	(0.07)	2.72	0.82	2.90
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(1.71)	(1.95)	(0.46)	(0.00)	(0.00)
Total distributions	(1.71)	(1.95)	(0.46)	(0.00)	(0.00)
Net asset value, end of period	$ 9.39	$11.97	$13.99	$11.73	$10.91
Total return	−9.19%	−0.15%	23.46%	7.52%	36.21%
Net assets, end of period (in millions)	$12	$16	$19	$15	$13
Ratio of expenses to average net assets	2.45%	2.45%	2.45%	2.52%	2.57%
Ratio of net investment loss to average net assets	−1.87%	−1.82%	−1.86%	−2.11%	−2.29%
Portfolio turnover rate.	79%	96%	87%	83%	91%

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$12.22	$14.20	$11.87	$11.02	$ 8.07
Income (loss) from investment operations:					
Net investment loss.	(0.23)	(0.23)	(0.25)	(0.24)	(0.21)
Net realized and unrealized gain (loss) on investments.	(0.62)	0.20	3.04	1.09	3.16
Total from investment operations	(0.85)	(0.03)	2.79	0.85	2.95
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(1.75)	(1.95)	(0.46)	(0.00)	(0.00)
Total distributions	(1.75)	(1.95)	(0.46)	(0.00)	(0.00)
Net asset value, end of period	$ 9.62	$12.22	$14.20	$11.87	$11.02
Total return	−8.91%	0.14%	23.78%	7.71%	36.56%
Net assets, end of period (in millions)	$187	$259	$328	$308	$334
Ratio of expenses to average net assets	2.20%	2.20%	2.20%	2.26%	2.31%
Ratio of net investment loss to average net assets	−1.62%	−1.57%	−1.62%	−1.85%	−2.03%
Portfolio turnover rate.	79%	96%	87%	83%	91%

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$13.03
Loss from investment operations:	
Net investment loss	(0.18)[2]
Net realized and unrealized loss on investments	(0.77)[2]
Total from investment operations	(0.95)
Less distributions from:	
Net investment income	(0.00)
Capital gains	(1.79)
Total distributions	(1.79)
Net asset value, end of period	$10.29
Total return[3]	−9.15%
Net assets, end of period (in millions)	$1
Ratio of expenses to average net assets	2.26%[4]
Ratio of net investment loss to average net assets	−1.79%[4]
Portfolio turnover rate	79%[5]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)For the fiscal year ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$14.35
Income (loss) from investment operations:	
Net investment income	0.09
Net realized and unrealized loss on investments	(0.82)
Total from investment operations	(0.73)
Less distributions from:	
Net investment income	(0.00)
Capital gains	(1.89)
Total distributions	(1.89)
Net asset value, end of period	$11.73
Total return	−6.82%
Net assets, end of period (in millions)	$2
Ratio of expenses to average net assets	1.10%[2]
Ratio of net investment loss to average net assets	−0.52%[2]
Portfolio turnover rate	79%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class R Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,		For the period from 12-29-05[1] to
	2008	2007	3-31-06
Net asset value, beginning of period	$12.96	$14.87	$13.78
Income (loss) from investment operations:			
Net investment loss.	(0.19)	(0.15)	(0.04)
Net realized and unrealized			
gain (loss) on investments.	(0.65)	0.19	1.13
Total from investment operations	(0.84)	0.04	1.09
Less distributions from:			
Net investment income	(0.00)	(0.00)	(0.00)
Capital gains	(1.82)	(1.95)	(0.00)
Total distributions	(1.82)	(1.95)	(0.00)
Net asset value, end of period	$10.30	$12.96	$14.87
Total return	−8.35%	0.62%	7.91%
Net assets, end of period (in thousands)	$352	$114	$108
Ratio of expenses to average net assets.	1.64%	1.63%	1.67%[2]
Ratio of net investment loss to			
average net assets	−1.10%	−1.01%	−0.99%[2]
Portfolio turnover rate.	79%	96%	87%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended March 31, 2006.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	2007	2006	2005	2004
Net asset value, beginning of period	$14.31	$16.15	$13.33	$12.26	$ 8.89
Income (loss) from investment operations:					
Net investment loss.	(0.11)	(0.11)	(0.16)	(0.09)	(0.10)
Net realized and unrealized gain (loss) on investments.	(0.81)	0.22	3.44	1.16	3.47
Total from investment operations	(0.92)	0.11	3.28	1.07	3.37
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(1.86)	(1.95)	(0.46)	(0.00)	(0.00)
Total distributions	(1.86)	(1.95)	(0.46)	(0.00)	(0.00)
Net asset value, end of period	$11.53	$14.31	$16.15	$13.33	$12.26
Total return	−8.13%	1.02%	24.86%	8.73%	37.91%
Net assets, end of period (in millions)	$124	$154	$173	$115	$124
Ratio of expenses to average net assets	1.33%	1.32%	1.33%	1.36%	1.35%
Ratio of net investment loss to average net assets	−0.76%	−0.70%	−0.74%	−0.95%	−1.09%
Portfolio turnover rate.	79%	96%	87%	83%	91%

See Notes to Financial Statements.

Managers' Discussion of Ivy Asset Strategy Fund

March 31, 2008







Below, Michael L. Avery, Daniel J. Vrabac and Ryan F. Caldwell, portfolio managers of the Ivy Asset Strategy Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2008. Mr. Avery and Mr. Vrabac have managed the Fund for 11 years and each have 29 years of industry experience. Mr. Caldwell was named co-manager in January 2007. He has a decade of industry experience.

The Fund rose 32.18 percent (Class C shares) for the 12 months ended March 31, 2008. This far outpaced the S&P 500 Index (reflecting the performance of large and medium-size U.S. stocks), which fell 5.08 percent for the same period. Our results were also substantially more than the Citigroup Broad Investment Grade Index (generally reflecting the performance of the bond market), which increased 8.41 percent. Cash, as represented by the Citigroup Short-Term Index for 1-Month Certificates of Deposit, returned 5.01 percent for the period. Multiple indexes are shown because the Fund invests in multiple asset classes. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The Fund's peer group, the Lipper Flexible Portfolio Funds Universe Average (reflecting the universe of funds with similar investment objectives), rose 2.41 percent for the 12 months ended March 31, 2008.

Our global rebalancing perspective

In a year characterized by the most volatile market in seven decades, we delivered solid results that met the Fund's objectives. We outpaced the Fund's equity benchmark when market conditions were relatively



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas show the past three years of quarterly data. Source: Morningstar favorable during the first half of the fiscal year, and we preserved capital to a greater degree than the Fund's equity benchmark during the extremely challenging first calendar quarter of 2008, when some of our peer funds dropped in value by double-digit amounts.

Over the past fiscal year, we positioned the Fund to benefit from global economic rebalancing, and this helped us substantially outpace our peer group. Global rebalancing means that we expect better economic growth in the emerging economies of the world versus the developed economies, especially the U.S. Consistent with this thematic approach, we increased the Fund's positions in foreign equities that we felt were well-positioned to benefit from this trend. To accomplish this, since March 2007, we reduced our domestic equity position and kept only a small position in U.S. dollar-denominated foreign bonds. At the same time, fully aware of geopolitical and market risks, we increased the size of our hedges in equity, bond and currency markets to about 70 percent of the portfolio's assets as of March 31, 2008. We also increased the Fund's position in gold bullion this past fiscal year to more than 14 percent of net assets as of March 31, 2008. We feel this positioning may provide a hedge against rising global inflation.

Equities remain at the forefront of our asset focus – the place where we believe we are getting the best return for the risk. Bonds, for the most part, appeared overvalued in nearly every sector and every country, in our view. This is true not only because interest rates are low (and have dropped sharply in the U.S thanks to the aggressive Federal Reserve monetary policy), but more importantly because we believe global inflation has not peaked, especially in Asia. Hence, we have kept the average maturity of fixed-income securities in the Fund quite short (See table below.).

From a sector/industry perspective, and consistent with our global rebalancing themes, the Fund's equity positioning differs significantly from the sector/industry composition of the S&P 500, which is made up of U.S.-domiciled securities. Generally speaking, at March 31, 2008, the Fund had higher weightings in industrials and materials and much lower-than-index weightings in information technology and health care stocks. During the year, our financial stock positioning, while higher than the S&P 500, benefited substantially from underweighting in U.S.-based brokerages and regional banks that were hit with huge losses from subprime mortgages.

Bond Portfolio Characteristics	
As of March 31, 2008	
Average maturity	0.95 years
Effective duration	0.37 years
Weighted average bond rating	AAA

A review of our thematic approach

This past year, we found opportunities to take advantage of the economic growth outside the U.S., and implemented strategies designed to help protect the Fund from recession-related, geopolitical and credit market risks. Our primary investment themes remained consistent, while our sub-themes continued to evolve. We saw multiple global trends play out, including:

- Global gross domestic product (GDP) rebalancing in India, China and the Middle East continued as the U.S. tipped toward recession
- Growth in per capita incomes in developing countries, resulting in higher demand and prices for energy, food and metals
- Sovereign wealth funds in Asia gained new clout as a source of liquidity and equity for cash-strapped U.S. financial services firms
- High U.S. fiscal and trade imbalances helped erode the value of the dollar to record lows against the Euro

Global rebalancing themes have driven our investment strategy for several years now. Yet the sub-themes continue to evolve and impact our overall strategy. We see plenty of opportunities, but at the same time we evaluate the consequences of implied risks.

Top 10 Equity Holdings as of March 31, 2007	March 31, 2008
Chicago Mercantile Exchange Holdings, Inc.	streetTRACKS Gold Trust
Deutsche Borse AG	Deutsche Borse AG
UBS AG	China Mobile Limited
China Mobile Limited	Bunge Limited
BHP Billiton Plc	Nintendo Co., Ltd.
Rio Tinto plc	Monsanto Company
Nintendo Co., Ltd.	Companhia Vale do Rio Doce, ADR
Baker Hughes Incorporated	Bolsa de Mercadorias & Futuros
Exxon Mobil Corporation	Reliance Industries Limited
Veolia Environnement	Veolia Environnement

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

For much of the year, we focused on both managing risk and benefiting from investments in companies that we believe benefit from volatility – such as stock and futures exchanges in Europe and elsewhere. While this positioning gave the Fund a strong weighting in financials this past year, we benefited from avoiding undue exposure to commercial banks, brokerages and other lenders caught up in the subprime mortgage mess.

Due to the many risks we see in the markets, we are utilizing futures contracts in an attempt to preserve capital in the event of periods of market decline. The risk to the Fund of using futures as a hedge against a market decline is that they will offset positive performance elsewhere in the Fund should the markets underlying the futures positions rise instead of fall.

Furthermore, given our view on the U.S. dollar, we maintain a sizable non-U.S. dollar currency exposure. There is potential risk to the Fund's performance if the U.S. dollar should happen to generally rise versus other currencies rather than fall. Generally speaking, when the reported economic numbers in the U.S. appear to weaken, the dollar has sold off considerably. We anticipate this pattern may continue.

Our outlook

We believe some of the best investment opportunities going forward will be in developing countries with the strongest growth. However, investors must understand that growth in and of itself does not guarantee strong asset price appreciation. Several other factors are important as well. Our overseas trips last autumn have brought to the fore a new aspect to the global re-balancing theme – the development of direct ties between emerging markets such as China and Brazil, India and Indonesia, the Middle East and Russia. We believe there are at least two implications to this. There is:

• Less reliance on the U.S. as an export market, and
• Less reason for a country to tie its currency (and monetary policy) to the U.S. dollar. This is a sea change in the global economy.

As the world becomes less U.S.-centric, the economic center of the world is changing. We expect to seek opportunities across asset classes that we feel can take advantage of this.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Fixed income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in high-income securities may carry a greater risk of non-payment of interest or principal than higher-rated bonds.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———	Ivy Asset Strategy Fund, Class C Shares[1]	$32,681
—— — -	S&P 500 Index	$14,113
— — —	Citigroup Broad Investment Grade Index	$18,133
– – – –	Citigroup Short-Term Index for 1 Month Certificates of Deposit. . . .	$14,705
- - - - - -	Lipper Flexible Portfolio Funds Universe Average	$17,946



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class C based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]						
	Class A	Class B	Class C[3]	Class E	Class I	Class Y
1-year period ended 3-31-08	25.53%	28.07%	32.18%	—	—	33.07%
5-year period ended 3-31-08	19.31%	19.60%	19.82%	—	—	20.75%
10-year period ended 3-31-08 . . .	—	—	12.57%	—	—	13.51%
Since inception of Class[4] through 3-31-08	11.36%	11.23%	—	—	—	—

Cumulative return since
    inception of Class[4]
    through 3-31-08 . . . .
	—	—	—	24.55%	33.45%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)Performance data from 3-24-00 represents the actual performance of Class C shares. Performance data prior to 3-24-00 represents the performance of the Fund's original Class B shares. The original Class B shares were combined with Class C shares effective 3-24-00, and redesignated as Class C shares. The original Class B's performance has been adjusted to reflect the current contingent deferred sales charge (CDSC) structure applicable to Class C (1.00% maximum and declining to zero at the end of the first year after investment). Accordingly, these returns reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase. New Class B shares, with fees and expenses different from the original Class B shares, were added to the Fund on 6-30-00.

(4)7-10-00 for Class A shares, 7-3-00 for Class B shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY ASSET STRATEGY FUND

Portfolio Highlights

On March 31, 2008, Ivy Asset Strategy Fund had net assets totaling $12,250,798,129 invested in a diversified portfolio of:

50.74%	Foreign Common Stocks
27.75%	Domestic Common Stocks
7.47%	Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts
7.39%	Bullion (Gold)
4.77%	United States Government and Government Agency Obligations
1.03%	Other Government Securities
0.85%	Domestic and Foreign Corporate Debt Securities

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund was invested by industry and geographic regions, respectively, as follows:

Asset Allocation



	Stocks.	**$78.49**
	Raw Materials Stocks	$15.61
	Financial Services Stocks.	$12.98
	Capital Goods Stocks	$10.83
	Utilities Stocks.	$ 8.14
	Energy Stocks.	$ 8.11
	Miscellaneous Stocks[1]	$ 6.43
	Business Equipment and Services Stocks	$ 6.33
	Consumer Non-Durables Stocks	$ 4.19
	Multi-Industry Stocks.	$ 3.42
	Technology Stocks	$ 2.45
	Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts	**$ 7.47**
	Bullion (Gold).	**$ 7.39**
	Bonds	**$ 6.65**
	United States Government and Government Agency Obligations . . .	$ 4.77
	Other Government Bonds[2]	$ 1.03
	Corporate Debt Securities	$ 0.85

(1)Includes $1.91 Consumer Durables Stocks, $1.15 Consumer Services Stocks, $1.55 Health Care Stocks and $1.82 Shelter Stocks.
(2)Includes $1.03 Germany.

Country Weightings



	North America	**$32.96**
	United States	$32.52
	Other North America[1]	$ 0.44
	Pacific Basin	**$25.33**
	India	$10.57
	Other Pacific Basin[2]	$ 8.04
	China.	$ 6.72
	Europe	**$14.51**
	Other Europe[3]	$ 7.43
	Germany	$ 7.08
	Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts	**$ 7.47**
	Bullion (Gold).	**$ 7.39**
	South America.	**$ 7.29**
	Brazil	$ 7.24
	Other South America[4]	$ 0.05
	Bahamas/Caribbean	**$ 4.71**
	Cayman Islands	$ 3.54
	Other Bahamas/Caribbean[5]	$ 1.17
	Middle East[6]	**$ 0.34**

(1)Includes $0.42 Canada and $0.02 Mexico.

(2)Includes $1.27 Australia, $0.49 Hong Kong, $2.57 Japan, $1.06 Malaysia, $2.61 Singapore and $0.04 Vietnam.

(3)Includes $1.75 France, $0.80 Luxembourg, $1.48 Norway, $2.88 Russia and $0.52 United Kingdom.

(4)Includes $0.04 Argentina and $0.01 Chile.

(5)Includes $0.24 Bahamas, $0.84 Bermuda and $0.09 British Virgin Islands.

(6)Includes $0.34 United Arab Emirates.

The Investments of Ivy Asset Strategy Fund

March 31, 2008

BULLION – 7.39%	Troy Ounces	Value
Gold	986,942	$ 905,015,891
(Cost: $782,361,971)		

COMMON STOCKS	Shares	
Banks – 4.38%		
Banco do Brasil S.A. (A).	3,657,400	48,190,054
China Merchants Bank Co., Limited,		
H Shares (A)	59,510,000	206,073,060
Dubai Islamic Bank Public Joint Stock		
Company (A)*	8,144,134	20,733,991
HDFC Bank Limited (A)	2,236,845	74,222,331
ICICI Bank Limited (A)	4,060,133	77,863,069
Sberbank (Savings Bank of the		
Russian Federation) (A)*	26,283,443	82,267,177
Unibanco – Uniao de Bancos		
Brasileiros S.A., GDR	231,335	26,982,914
		536,332,596
Business Equipment and Services – 6.02%		
Bucyrus International, Inc., Class A.	781,873	79,461,753
Ctrip.com International, Ltd.	3,211,222	170,146,598
DLF Limited (A)	3,561,661	57,326,585
Indofood Agri Resources Ltd. (A)*	29,308,000	49,824,345
IntercontinentalExchange, Inc.*	1,376,647	179,652,433
Jacobs Engineering Group Inc.*	1,038,484	76,422,038
Renewable Energy Corporation ASA (A)*	4,447,080	124,006,669
		736,840,421
Capital Equipment – 3.52%		
Deere & Company	2,141,723	172,280,198
Foster Wheeler Ltd.*	816,054	46,262,101
Jain Irrigation Systems Limited (A)	1,862,050	27,475,912
Joy Global Inc.	1,056,700	68,796,453
Manitowoc Company, Inc. (The).	2,839,588	115,855,190
		430,669,854
Chemicals – Petroleum and Inorganic – 2.33%		
Monsanto Company (B)	2,045,209	228,040,803
Yara International ASA (A)	989,806	57,242,308
		285,283,111
Consumer Electronics – 1.91%		
Nintendo Co., Ltd. (A)	453,600	233,898,876
Cosmetics and Toiletries – 0.45%		
Hengan International Group Company Limited (A) .	16,076,000	55,152,063

See Notes to Schedule of Investments on page 132.

The Investments of Ivy Asset Strategy Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Electrical Equipment – 3.15%		
Bharat Heavy Electricals Limited (A)	3,445,262	$ 177,016,222
Siemens AG (A)	1,559,212	170,319,190
Suzlon Energy Limited (A)*	5,855,202	38,499,559
		385,834,971
Electronic Components – 1.61%		
MEMC Electronic Materials, Inc.*	2,787,631	197,643,038
Electronic Instruments – 0.84%		
Applied Materials, Inc.	5,274,911	102,808,015
Finance Companies – 0.66%		
HOUSING DEVELOPMENT FINANCE		
CORPORATION LIMITED (A)	1,372,057	81,384,662
Food and Related – 2.97%		
Bunge Limited (B)	2,779,407	241,474,880
Cosan S.A. Industria e Comercio (A)	1,506,600	22,152,094
Kuala Lumpur Kepong Berhad (A)	11,247,850	56,968,945
Olam International Limited (A)	27,918,100	43,607,770
		364,203,689
Health Care – Drugs – 0.39%		
Abbott Laboratories	867,857	47,862,314
Hospital Supply and Management – 1.16%		
Wilmar International Limited (A)*	46,895,000	142,410,622
Hotels and Gaming – 1.15%		
Las Vegas Sands, Inc.*	1,911,445	140,758,810
Mining – 3.47%		
BHP Billiton Plc (A)	4,760,422	155,793,414
Cameco Corporation (A)	1,546,196	50,974,984
Rio Tinto plc (A)	574,127	59,626,622
Southern Copper Corporation	1,524,267	158,264,643
		424,659,663
Multiple Industry – 3.42%		
Altria Group, Inc.	1,874,019	41,603,222
IOI Corporation Berhad (A)	32,831,040	72,878,032
Keppel Corporation Limited (A)	11,710,000	84,223,183
Reliance Industries Limited (A)*	3,823,727	215,947,174
Trisul S.A. (A)(C)*	981,000	4,522,876
		419,174,487

See Notes to Schedule of Investments on page 132.

The Investments of Ivy Asset Strategy Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Non-Residential Construction – 4.16%		
China Communications Construction Company		
Limited, H Shares (A)	68,140,000	$ 150,592,407
Fluor Corporation	517,472	73,046,348
GMR Infrastructure Limited (A)*.	14,729,505	54,666,583
Jaiprakash Associates Limited (A).	5,997,218	33,865,148
Kurita Water Industries Ltd. (A)	2,187,400	80,535,293
Larsen & Toubro Limited (A)	1,550,082	117,297,394
		510,003,173
Petroleum – Domestic – 0.86%		
OAO NOVATEK, GDR (A)	1,302,050	105,075,435
Petroleum – International – 4.09%		
Apache Corporation	771,378	93,197,890
China Petroleum & Chemical Corporation,		
H Shares (A)	134,036,000	114,701,260
Devon Energy Corporation.	865,883	90,337,573
Open Joint Stock Company Gazprom, ADR (A) . . .	556,751	28,199,438
Petroleo Brasileiro S.A. – Petrobras, ADR	1,712,325	174,845,506
		501,281,667
Petroleum – Services – 3.16%		
Schlumberger Limited	1,732,619	150,737,853
Smith International, Inc.	1,837,499	118,022,561
Transocean Inc.	876,563	118,511,318
		387,271,732
Real Estate Investment Trust – 1.82%		
Agile Property Holdings Limited (A).	81,004,000	85,451,978
China Overseas Land & Investment Limited (A) . . .	32,172,000	59,361,518
Emaar Properties PJSC (A)*	7,081,856	21,114,830
Hongkong Land Holdings Limited (A)	7,602,000	31,396,260
Midland Holdings Limited (A).	25,652,000	25,379,581
		222,704,167
Security and Commodity Brokers – 7.90%		
Bolsa de Mercadorias & Futuros (A)	24,867,357	224,057,055
Bolsa de Mercadorias & Futuros (A)(C)	1,880,900	16,947,073
Bolsa de Valores de Sao Paulo (A)	8,811,900	119,269,747
Bolsa de Valores de Sao Paulo (A)(C).	169,300	2,291,489
Deutsche Borse AG (A)	3,524,914	571,356,500
Reliance Capital Limited (A)	1,106,120	33,878,371
		967,800,235
Steel – 2.54%		
Companhia Vale do Rio Doce, ADR	6,510,298	225,516,723
Evraz Group S.A., GDR (A)	985,850	85,078,855
		310,595,578

See Notes to Schedule of Investments on page 132.

The Investments of Ivy Asset Strategy Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Timesharing and Software – 0.31%		
Visa Inc., Class A*	608,500	$ 37,946,060
Tobacco – 0.77%		
Philip Morris International Inc.*	1,874,019	94,787,881
Utilities – Electric – 2.82%		
TATA POWER COMPANY LIMITED (THE) (A)	4,522,721	132,063,002
Veolia Environnement (A)	3,066,593	213,796,351
		345,859,353
Utilities – Telephone – 5.32%		
Bharti Airtel Limited (A)*.	4,599,477	94,723,775
China Mobile Limited (A)	23,319,500	346,976,685
Mobile TeleSystems OJSC, ADR.	729,623	55,341,905
Open Joint Stock Company "Vimpel- Communications", ADR	2,518,637	75,282,060
Reliance Communication Ventures Limited (A)	6,223,257	79,070,420
		651,394,845
TOTAL COMMON STOCKS – 71.18%		$ 8,719,637,318
(Cost: $8,629,026,117)		
INVESTMENT FUNDS		
Gold and Precious Metals – 7.27%		
streetTRACKS Gold Trust (B)*.	9,854,726	890,670,136
Insurance – Property and Casualty – 0.04%		
Vietnam Azalea Fund Limited (D)(E)*	1,100,000	4,370,300
TOTAL INVESTMENT FUNDS – 7.31%		$ 895,040,436
(Cost: $843,272,462)		

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	
Banks – 0.06%		
Banco BMG S.A., 8.75%, 7–1–10 (C)	$2,000	2,025,000
Norilsk Nickel Finance Luxembourg S.A., 7.125%, 9–30–09	3,225	3,283,695
PT Bank Rakyat Indonesia (Persero), 7.75%, 10–30–13	1,950	1,924,765
		7,233,460

See Notes to Schedule of Investments on page 132.

The Investments of Ivy Asset Strategy Fund

March 31, 2008

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Beverages – 0.05%		
AmBev International Finance Co. Ltd.,		
9.5%, 7–24–17 (F)	BRL12,000	$ 5,915,541
Central European Distribution Corporation,		
8.0%, 7–25–12 (F)(G).	EUR320	477,416
		6,392,957
Business Equipment and Services – 0.02%		
Shimao Property Holdings Limited,		
8.0%, 12–1–16 (C)	$ 4,000	**2,900,000**
Finance Companies – 0.17%		
ALROSA Finance S.A.,		
8.125%, 5–6–08	3,300	3,299,706
C5 Capital (SPV) Limited,		
6.196%, 12–31–49 (C)	10,750	10,578,860
Russian Standard Bank:		
8.125%, 4–21–08	5,000	4,997,500
7.5%, 10–7–10	1,400	1,276,940
7.5%, 10–7–10 (C)	200	180,450
Toyota Motor Credit Corporation,		
5.58%, 1–18–15 (H)	325	329,751
		20,663,207
Forest and Paper Products – 0.05%		
Kimberly-Clark de Mexico, S.A. de C.V.,		
8.875%, 8–1–09 (G)	1,500	1,592,219
Sino-Forest Corporation:		
9.125%, 8–17–11	4,000	3,840,000
9.125%, 8–17–11 (C)	700	679,000
		6,111,219
Homebuilders, Mobile Homes – 0.01%		
Desarrolladora Homex, S.A. de C.V.,		
7.5%, 9–28–15	900	**893,250**
Mining – 0.03%		
Vedanta Resources plc:		
6.625%, 2–22–10	3,500	3,430,000
6.625%, 2–22–10 (C)	550	539,000
		3,969,000
Motor Vehicles – 0.00%		
Hyundai Motor Company,		
5.3%, 12–19–08 (G)	320	**323,331**

See Notes to Schedule of Investments on page 132.

The Investments of Ivy Asset Strategy Fund

March 31, 2008

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Steel – 0.05%		
Evraz Group S.A:		
8.25%, 11–10–15	$ 1,500	$ 1,470,000
8.25%, 11–10–15 (C)	500	489,375
EvrazSecurities S.A.,		
10.875%, 8–3–09	3,500	3,718,855
		5,678,230
Trucking and Shipping – 0.24%		
Ultrapetrol (Bahamas) Limited,		
9.0%, 11–24–14	33,260	29,934,000
Utilities – Electric – 0.16%		
CESP – Companhia Energetica de Sao Paulo,		
9.75%, 1–15–15 (F)(G)........................	BRL23,100	13,816,886
Compania de Transporte de Energia Electrica en		
Alta Tension TRANSENER S.A.:		
8.875%, 12–15–16	$ 3,350	2,730,250
8.875%, 12–15–16 (C)	3,000	2,445,000
Empresa Nacional de Electricidad S.A.,		
7.75%, 7–15–08	900	908,988
		19,901,124
Utilities – Telephone – 0.01%		
Open Joint Stock Company "Vimpel-Communications",		
8.0%, 2–11–10	750	767,070
TOTAL CORPORATE DEBT SECURITIES – 0.85%		$ 104,766,848
(Cost: $107,159,869)		

OTHER GOVERNMENT SECURITIES – 1.03%

Germany		
Bundesobligation,		
3.5%, 10–9–09 (F)	EUR80,000	$ 125,936,755
(Cost: $111,989,521)		

See Notes to Schedule of Investments on page 132.

The Investments of Ivy Asset Strategy Fund

March 31, 2008

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal Amount in Thousands	Value
Mortgage-Backed Obligations – 0.21%		
Federal Home Loan Mortgage Corporation		
Agency REMIC/CMO (Interest Only):		
4.5%, 8–15–17	$ 4,612	$ 343,067
5.5%, 9–15–17	4,309	521,837
5.0%, 11–15–17	2,196	232,905
5.0%, 5–15–18	3,313	722,989
5.0%, 4–15–19	375	47,072
5.0%, 4–15–19	181	22,517
5.0%, 7–15–21	197	5,836
5.0%, 6–15–22	60	256
5.0%, 7–15–22	319	1,787
5.0%, 11–15–22	493	61,648
5.0%, 1–15–23	96	942
5.5%, 3–15–23	3,458	577,590
5.0%, 4–15–23	112	4,119
5.0%, 5–15–23	332	48,245
5.0%, 6–15–23	3,287	485,755
5.0%, 6–15–23	2,641	375,257
5.0%, 8–15–23	251	39,607
5.5%, 11–15–23	697	19,262
5.5%, 11–15–23	421	14,801
5.0%, 9–15–24	336	13,422
5.5%, 9–15–24	158	6,628
5.5%, 4–15–25	134	6,953
5.5%, 4–15–25	62	5,586
5.0%, 9–15–25	610	26,195
5.5%, 10–15–25	3,859	691,947
5.0%, 4–15–26	1,998	99,975
5.0%, 10–15–28	990	150,416
5.5%, 2–15–30	219	18,916
5.0%, 8–15–30	297	22,470
5.0%, 10–15–30	1,250	281,779
5.5%, 3–15–31	333	32,710
5.5%, 10–15–32	3,688	640,749
5.5%, 1–15–33	2,618	518,379
5.5%, 5–15–33	2,709	508,254
5.0%, 7–15–33	2,784	612,009
6.0%, 11–15–35	2,651	492,642

See Notes to Schedule of Investments on page 132.

The Investments of Ivy Asset Strategy Fund

March 31, 2008

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association		
Agency REMIC/CMO (Interest Only):		
5.5%, 11–25–17	$ 300	$ 12,554
5.0%, 5–25–22	183	30,396
5.0%, 7–25–23	5,025	870,215
5.0%, 8–25–23	1,554	221,897
5.0%, 11–25–23	2,542	393,996
5.5%, 9–25–25	167	6,588
5.5%, 11–25–25	377	13,474
4.5%, 4–25–30	2,328	280,902
5.0%, 9–25–30	2,154	248,259
5.0%, 3–25–31	6,032	782,979
5.0%, 8–15–31	3,901	639,989
5.5%, 6–25–33	3,868	718,096
5.5%, 8–25–33	7,241	1,463,783
5.5%, 12–25–33	3,264	597,852
5.5%, 4–25–34	6,678	1,447,250
5.5%, 8–25–35	3,627	960,700
5.5%, 11–25–36	10,938	2,373,811
Government National Mortgage Association		
Agency REMIC/CMO (Interest Only):		
5.0%, 1–20–30	696	50,641
5.0%, 6–20–31	705	64,310
5.5%, 3–20–32	3,090	457,521
5.0%, 10–20–32	1,685	491,370
7.0%, 5–20–33	6,438	1,323,873
5.5%, 7–16–33	2,921	610,492
5.0%, 7–20–33	139	22,585
5.5%, 11–20–33	752	115,271
5.5%, 6–20–35	6,698	1,344,346
5.5%, 7–20–35	2,705	536,249
5.5%, 7–20–35	1,213	149,792
5.5%, 10–16–35	6,332	1,215,352
		25,099,065
Treasury Obligations – 4.56%		
United States Treasury Notes:		
5.125%, 6–30–08 (B)	29,000	29,269,613
4.125%, 8–15–08 (B)	73,000	73,712,918
4.375%, 11–15–08 (B)	111,000	113,020,533
4.875%, 1–31–09 (B)	61,000	62,677,500

See Notes to Schedule of Investments on page 132.

The Investments of Ivy Asset Strategy Fund

March 31, 2008

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Treasury Obligations (Continued)		
United States Treasury Notes (Continued):		
4.5%, 3–31–09 (B)	$29,000	$ 29,860,952
4.625%, 7–31–09 (B)	29,000	30,184,911
4.0%, 8–31–09 (B)	48,000	49,676,256
3.625%, 10–31–09	50,000	51,601,550
4.5%, 5–15–10 (B)	87,000	92,403,483
3.875%, 10–31–12	25,000	26,603,525
		559,011,241
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 4.77%		$ 584,110,306

(Cost: $570,584,536)

UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS – 0.93%	Face Amount in Thousands	
British Pound, 1–12–09 (short) (F).	GBP467,900	(6,355,678)
Chinese Yuan Renminbi, 4–9–08 (long) (F).	CNY1,412,800	7,161,935
Chinese Yuan Renminbi, 4–23–08 (long) (F).	1,315,000	6,039,474
Chinese Yuan Renminbi, 8–11–08 (long) (F).	746,500	5,613,375
Chinese Yuan Renminbi, 8–18–08 (long) (F).	616,330	3,678,612
Chinese Yuan Renminbi, 11–9–09 (long) (F).	249,500	3,067,779
Euro, 1–12–09 (long) (F)	EUR467,900	47,393,976
Russian Ruble, 6–16–08 (long) (F)	RUB2,395,000	8,222,179
Russian Ruble, 6–25–08 (long) (F)	2,540,000	8,906,942
Russian Ruble, 8–20–08 (long) (F)	2,751,000	8,915,048
Russian Ruble, 9–22–08 (long) (F)	3,356,000	7,342,446
Russian Ruble, 11–14–08 (long) (F)	3,936,000	4,927,620
Russian Ruble, 1–13–09 (long) (F)	2,628,300	2,397,085
Russian Ruble, 1–29–09 (long) (F)	1,560,000	1,983,009
Russian Ruble, 2–6–09 (long) (F)	992,000	1,599,943
Russian Ruble, 2–19–09 (long) (F)	718,000	1,257,451
Russian Ruble, 3–5–09 (long) (F)	1,632,000	1,317,022
Singapore Dollar, 8–21–08 (long) (F)	SGD146,400	6,048,737
United Arab Emirates Dirham, 11–10–08 (long) (F) . .	AED481,400	1,132,288
United Arab Emirates Dirham, 11–17–08 (long) (F) . .	518,000	(711,004)
United Arab Emirates Dirham, 1–14–10 (long) (F) . . .	170,700	(15,703)
United Arab Emirates Dirham, 1–19–10 (long) (F) . . .	255,000	(87,501)
United Arab Emirates Dirham, 1–25–10 (long) (F) . . .	235,662	(73,096)
United Arab Emirates Dirham, 3–3–10 (long) (F)	337,000	(832,133)
United Arab Emirates Dirham, 3–11–10 (long) (F) . . .	753,700	(3,148,304)
United Arab Emirates Dirham, 3–24–10 (long) (F) . . .	123,500	(925,327)
United Arab Emirates Dirham, 3–29–10 (long) (F) . . .	59,000	(438,097)
		$ 114,418,078

See Notes to Schedule of Investments on page 132.

The Investments of Ivy Asset Strategy Fund

March 31, 2008

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Commercial Paper		
Aircraft – 0.02%		
United Technologies Corporation,		
2.3%, 4–1–08	$ 2,157	$ 2,157,000
Beverages – 0.69%		
Anheuser-Busch Companies, Inc.,		
2.25%, 4–1–08	15,000	15,000,000
Coca-Cola Company (The):		
2.18%, 4–14–08	15,000	14,988,192
2.25%, 4–18–08	10,000	9,989,375
PepsiCo, Inc.:		
2.45%, 4–11–08	30,000	29,979,583
2.16%, 4–30–08	15,000	14,973,900
		84,931,050
Capital Equipment – 0.20%		
Illinois Tool Works Inc.:		
2.35%, 4–1–08	20,000	20,000,000
2.48%, 4–11–08	5,000	4,996,556
		24,996,556
Chemicals – Petroleum and Inorganic – 0.62%		
E.I. du Pont de Nemours and Company:		
2.23%, 4–17–08	17,000	16,983,151
1.97%, 4–18–08	45,150	45,107,998
2.23%, 4–30–08	14,000	13,974,851
		76,066,000
Chemicals – Specialty – 0.07%		
Air Products and Chemicals, Inc.,		
2.2%, 4–16–08	9,024	9,015,728
Electrical Equipment – 0.38%		
Emerson Electric Co.:		
2.2%, 4–10–08	27,000	26,985,150
2.1%, 4–17–08	10,000	9,990,667
W.W. Grainger, Inc.,		
2.73%, 4–8–08	10,000	9,994,692
		46,970,509
Finance Companies – 0.53%		
Shell International Finance B.V. and Royal Dutch		
Shell plc (Royal Dutch Shell plc):		
2.2%, 4–1–08	35,000	35,000,000
2.39%, 4–1–08	14,371	14,371,000
USAA Capital Corp.,		
2.3%, 4–7–08	15,797	15,790,944
		65,161,944

See Notes to Schedule of Investments on page 132.

The Investments of Ivy Asset Strategy Fund

March 31, 2008

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Food and Related – 0.31%		
Hershey Company (The):		
2.79%, 4–9–08	$19,000	$ 18,988,220
2.75%, 4–17–08	9,272	9,260,668
Kellogg Co.,		
2.9%, 4–24–08	10,000	9,981,472
		38,230,360
Forest and Paper Products – 0.25%		
Kimberly-Clark Worldwide Inc.,		
2.18%, 4–14–08	30,000	**29,976,383**
Health Care – Drugs – 0.37%		
Abbott Laboratories,		
2.15%, 4–3–08	20,000	19,997,611
Alcon Capital Corporation (Nestle S.A.),		
2.57%, 4–28–08	25,000	24,951,812
		44,949,423
Health Care – General – 0.04%		
Johnson & Johnson,		
2.4%, 4–7–08	5,000	**4,998,000**
Household – General Products – 0.76%		
Fortune Brands Inc.,		
3.4%, 4–1–08	20,000	20,000,000
Procter & Gamble International Funding S.C.A. (Procter & Gamble Company (The)):		
2.71%, 4–3–08	33,000	32,995,032
2.75%, 4–3–08	39,755	39,748,926
		92,743,958
Multiple Industry – 0.33%		
Siemens Capital Corp.,		
2.2%, 5–14–08	40,000	**39,894,889**
Retail – General Merchandise – 0.41%		
Wal-Mart Stores, Inc.:		
2.8%, 4–1–08	30,000	30,000,000
1.93%, 5–5–08	20,000	19,963,545
		49,963,545
Security and Commodity Brokers – 0.33%		
American Express Credit Corp.:		
2.25%, 4–28–08	12,917	12,895,203
2.71%, 4–28–08	28,000	27,943,090
		40,838,293

See Notes to Schedule of Investments on page 132.

The Investments of Ivy Asset Strategy Fund

March 31, 2008

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Utilities – Telephone – 0.41%		
AT&T Inc.,		
2.6%, 4–18–08	$25,000	$ 24,969,306
Verizon Communications Inc.,		
3.06%, 4–3–08	25,000	24,995,750
		49,965,056
Total Commercial Paper – 5.72%		700,858,694
Municipal Obligations – Taxable		
California – 0.04%		
County of Sacramento, Taxable Pension Funding Bonds, Series 1995B (Bayerische Landesbank Girozentrale, New York Branch),		
3.5%, 4–2–08 (H)	4,600	**4,600,000**
Indiana – 0.02%		
City of Hobart, Indiana, Taxable Variable Rate Demand, Economic Development Revenue Bonds (Albanese Confectionery Group, Inc. Project), Series 2006B (Harris N.A.),		
2.7%, 4–3–08 (H)	2,500	**2,500,000**
Kansas – 0.02%		
City of Park City, Kansas, Taxable Industrial Revenue Bonds (The Hayes Company, Inc.), Series 2001 (U.S. Bank National Association),		
3.1%, 4–1–08 (H)	2,560	**2,560,000**
Wisconsin – 0.03%		
Town of Wood River, Wisconsin, Taxable Variable Rate Demand Industrial Development Revenue Bonds (Burnett Dairy Cooperative Project), Series 2001B (U. S. Bank National Association),		
3.1%, 4–1–08 (H)	3,970	**3,970,000**
Washington – 0.05%		
Washington State Housing Finance Commission, Taxable Variable Rate Demand Multifamily Revenue Bonds (Brittany Park Project), Series 1996B (U.S. Bank of Washington, National Association),		
3.08%, 4–10–08 (H)	3,315	3,315,000

See Notes to Schedule of Investments on page 132.

The Investments of Ivy Asset Strategy Fund

March 31, 2008

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Municipal Obligations – Taxable (Continued)		
Washington (Continued)		
Washington State Housing Finance Commission, Taxable Variable Rate Demand Multifamily Housing Revenue Bonds (Country Club Apartments Project), Series2001B (U.S. Bank National Association), 3.2%, 4–1–08 (H)	$ 1,390	$ 1,390,000
Washington State Housing Finance Commission, Taxable Variable Rate Demand Multifamily Revenue Bonds (Seaport Landing Retirement Project), Series 2005B (Bank of America, National Association), 3.05%, 4–1–08 (H)	1,320	1,320,000
		6,025,000
Total Municipal Obligations – Taxable – 0.16%		19,655,000
Notes (backed by irrevocable bank letter of credit)		
Business Equipment and Services – 0.10%		
Schlitz Park Associates II Limited Partnership and1610 N. 2nd Street LLC, Taxable Variable Rate Demand Bonds, Series 2001 (U.S. Bank National Association), 3.1%, 4–1–08 (H)	12,340	**12,340,000**
Finance Companies – 0.05%		
ETC Holdings, LLC, Taxable Variable Rate Demand Bonds, Series 2003 (U.S. Bank National Association), 3.1%, 4–1–08 (H)	1,440	1,440,000
Park Street Properties I, LLC, Taxable Variable Rate Demand Notes, Series 2004 (University of Wisconsin – Madison Projects), (U.S. Bank National Association), 3.3%, 4–3–08 (H)	4,470	4,470,000
		5,910,000
Health Care – General – 0.08%		
ACTS Retirement – Life Communities, Inc., Variable Rate Demand Bonds, Series 2003A (Bank of America, National Association), 3.0%, 4–3–08 (H)	9,330	**9,330,000**

See Notes to Schedule of Investments on page 132.

The Investments of Ivy Asset Strategy Fund

March 31, 2008

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Notes (backed by irrevocable bank letter of credit) (Continued)		
Hospital Supply and Management – 0.01%		
Meriter Management Services, Inc., Taxable Variable Rate Demand Notes, Series 1996 (U.S. Bank Milwaukee, N.A.), 2.7%, 4–2–08 (H)	$ 1,600	$ 1,600,000
Retail – General Merchandise – 0.05%		
Service Oil, Inc., Taxable Variable Rate Demand Bonds (Service Oil, Inc.), Series 2002 (U.S. Bank National Association), 3.1%, 4–1–08 (H)	6,580	6,580,000
Total Notes (backed by irrevocable bank letter of credit) – 0.29%		35,760,000
United States Government and Government Agency Obligations – 0.36%		
Federal Home Loan Bank, 1.75%, 4–7–08	13,248	13,244,136
Overseas Private Investment Corporation, 2.5%, 4–2–08 (H)	10,839	10,838,500
United States Treasury Bill, 2.41%, 4–15–08	20,000	19,981,256
		44,063,892
TOTAL SHORT-TERM SECURITIES – 6.53%		$ 800,337,586
(Cost: $800,337,586)		
TOTAL INVESTMENT SECURITIES – 99.99%		$12,249,263,218
(Cost: $11,844,732,062)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.01%		1,534,911
NET ASSETS – 100.00%		$12,250,798,129

See Notes to Schedule of Investments on page 132.

The Investments of Ivy Asset Strategy Fund

March 31, 2008

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

(A) Listed on an exchange outside the United States.

(B) Securities serve as collateral for the following open futures contracts at March 31, 2008. (See Note 8 to financial statements.):

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Depreciation
CAC 40	Short	4–21–08	8,416	$ (626,207,480)	$ (19,091,997)
Dow Jones Euro STOXX 50	Short	6–20–08	21,813	(1,222,183,688)	(34,522,320)
FTSE 100	Short	6–20–08	16,040	(1,817,221,506)	(56,989,754)
Hang Seng H-Share Index	Short	4–30–08	8,505	(653,831,471)	(17,048,849)
Hang Seng Index	Short	4–30–08	6,460	(939,203,228)	(12,469,203)
S&P 500 E-Mini	Short	6–20–08	34,946	(2,313,425,200)	(37,540,796)
S&P/ASX 200 Index	Short	6–20–08	6,253	(770,902,935)	(25,195,289)
				$(8,342,975,508)	$(202,858,208)

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Directors. At March 31, 2008, the total value of these securities amounted to $43,598,123 or 0.36% of net assets.

(D) Restricted security. At March 31, 2008, the total value of this restricted security was:

Security	Acquisition Date	Shares	Cost	Market Value
Vietnam Azalea Fund Limited	6–28–07	1,100,000	$4,730,000	$4,370,300

The total market value of restricted securities represented approximately 0.04% of net assets at March 31, 2008.

(E) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities. The Fund and other mutual funds managed by its investment manager, Ivy Investment Management Company, or other related parties together own 30% of the outstanding shares of this security at March 31, 2008. (See Note 10 to financial statements.)

(F) Principal amounts are denominated in the indicated foreign currency, where applicable (AED – United Arab Emirates Dirham, BRL – Brazilian Real, CNY – Chinese Yuan Renminbi, EUR – Euro, GBP – British Pound, RUB – Russian Ruble, SGD – Singapore Dollar).

(G) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Directors. At March 31, 2008, the total value of these securities amounted to $16,209,852 or 0.13% of net assets.

(H) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2008.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY ASSET STRATEGY FUND

March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (Notes 1 and 3):	
Securities (cost – $11,057,640)	$11,339,877
Bullion (cost – $782,362)	905,016
Affiliated company (cost – $4,730)	4,370
	12,249,263
Cash denominated in foreign currencies (cost – $22,689)	22,469
Receivables:	
Fund shares sold	174,525
Variation margin (Note 8)	54,614
Dividends and interest	20,673
Investment securities sold	619
Prepaid and other assets	420
Total assets	12,522,583

LIABILITIES

Payable for investment securities purchased	258,902
Payable to Fund shareholders	5,427
Due to custodian	4,858
Accrued shareholder servicing (Note 2)	1,021
Accrued management fee (Note 2)	190
Accrued distribution fee (Note 2)	117
Accrued service fee (Note 2)	72
Accrued accounting services fee (Note 2)	22
Other	1,176
Total liabilities	271,785
Total net assets	$12,250,798

See Notes to Financial Statements.

Statement of Assets and Liabilities

IVY ASSET STRATEGY FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)   *(Continued)*

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 4,557
Additional paid-in capital	10,903,307
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(2,169)
Accumulated undistributed net realized gain	
on investment transactions	1,143,155
Net unrealized appreciation in value of investments	201,948
Net assets applicable to outstanding units of capital	$12,250,798
Net asset value per share (net assets divided by shares outstanding):	
Class A	$27.06
Class B	$26.57
Class C	$26.64
Class E	$27.05
Class I	$27.17
Class Y	$27.08
Capital shares outstanding:	
Class A	198,748
Class B	12,425
Class C	182,157
Class E	411
Class I	3,861
Class Y	58,089
Capital shares authorized	1,100,000

See Notes to Financial Statements.

Statement of Operations

IVY ASSET STRATEGY FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):		
Dividends (net of foreign withholding taxes of $2,377)	$	45,365
Interest and amortization (net of foreign withholding taxes of $2)		57,224
Total income		102,589
Expenses (Note 2):		
Investment management fee.		35,924
Distribution fee:		
Class B		1,534
Class C		19,397
Class E		11
Class Y		1,750
Service fee:		
Class A		6,395
Class B		511
Class C		6,466
Shareholder servicing:		
Class A		1,956
Class B		319
Class C		2,439
Class E		30
Class I		27
Class Y		1,113
Custodian fees		2,620
Accounting services fee		267
Legal fees		73
Audit fees		15
Other		1,561
Total expenses		82,408
Net investment income		20,181

See Notes to Financial Statements.

Statement of Operations

IVY ASSET STRATEGY FUND

For the Fiscal Year Ended March 31, 2008

(In Thousands) *(Continued)*

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)	
Realized net gain on securities (net of foreign capital gains taxes of $377)	$ 231,435
Realized net gain on forward currency contracts	25,227
Realized net gain on written options	211
Realized net gain on swap agreements	13,899
Realized net gain on futures contracts	857,293
Realized net loss on foreign currency exchange transactions	(2,447)
Realized gain on investments	1,125,618
Unrealized appreciation in value of securities during the period*	108,254
Unrealized appreciation in value of forward currency contracts during the period	113,560
Unrealized depreciation in value of futures contracts during the period	(189,401)
Unrealized appreciation in value of foreign currency exchange transactions during the period	245
Unrealized appreciation in value of investments during the period	32,658
Net gain on investments	1,158,276
Net increase in net assets resulting from operations	$1,178,457

*Includes $360 in unrealized depreciation of affiliated security.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY ASSET STRATEGY FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2008	**2007**
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 20,181	$ 13,599
Realized net gain on investments	1,125,618	63,031
Unrealized appreciation.	32,658	87,146
Net increase in net assets resulting from operations.	1,178,457	163,776
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(18,268)	(564)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(6)	NA
Class I	(74)	NA
Class Y	(4,268)	(66)
Realized gains on investment transactions:		
Class A	(23,122)	(6,756)
Class B	(1,177)	(715)
Class C	(17,638)	(6,374)
Class E	(34)	NA
Class I	(95)	NA
Class Y	(7,377)	(715)
	(72,059)	(15,190)
Capital share transactions (Note 5)	8,551,278	1,859,601
Total increase	9,657,676	2,008,187
NET ASSETS		
Beginning of period.	2,593,122	584,935
End of period.	$12,250,798	$2,593,122
Undistributed net investment income (loss)	$ (2,169)	$ 4,894

[1]See "Financial Highlights" on pages 138 - 143.

See Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	2007	2006	2005	2004
Net asset value, beginning of period	$20.65	$18.76	$14.21	$12.86	$11.18
Income from investment operations:					
Net investment income	0.21[1]	0.25[1]	0.05	0.06	0.08
Net realized and unrealized gain on investments.	6.61[1]	1.81[1]	4.68	1.47	1.71
Total from investment operations	6.82	2.06	4.73	1.53	1.79
Less distributions from:					
Net investment income	(0.21)	(0.02)	(0.04)	(0.07)	(0.11)
Capital gains	(0.20)	(0.15)	(0.14)	(0.11)	(0.00)
Total distributions	(0.41)	(0.17)	(0.18)	(0.18)	(0.11)
Net asset value, end of period . . .	$27.06	$20.65	$18.76	$14.21	$12.86
Total return[2]	33.19%	11.04%	33.40%	12.02%	16.06%
Net assets, end of period (in millions)	$5,379	$1,118	$269	$39	$17
Ratio of expenses to average net assets	1.00%	1.13%	1.28%	1.44%	1.47%
Ratio of net investment income to average net assets	0.70%	1.28%	0.69%	0.56%	0.53%
Portfolio turnover rate.	57%	123%	53%	98%	254%

(1)Based on average weekly shares outstanding.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.

See Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$20.22	$18.50	$14.11	$12.83	$11.17
Income (loss) from investment operations:					
Net investment income (loss)	(0.02)[1]	0.08	0.01	(0.03)	(0.03)
Net realized and unrealized gain on investments.	6.50[1]	1.79	4.52	1.44	1.71
Total from investment operations	6.48	1.87	4.53	1.41	1.68
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)*	(0.02)	(0.02)
Capital gains	(0.13)	(0.15)	(0.14)	(0.11)	(0.00)
Total distributions	(0.13)	(0.15)	(0.14)	(0.13)	(0.02)
Net asset value, end of period . . .	$26.57	$20.22	$18.50	$14.11	$12.83
Total return	32.07%	10.16%	32.22%	11.02%	15.07%
Net assets, end of period (in millions)	$330	$119	$37	$11	$7
Ratio of expenses to average net assets	1.83%	1.98%	2.14%	2.30%	2.38%
Ratio of net investment income (loss) to average net assets	−0.09%	0.43%	−0.13%	−0.30%	−0.40%
Portfolio turnover rate.	57%	123%	53%	98%	254%

*Not shown due to rounding.
(1)Based on average weekly shares outstanding.

See Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$20.27	$18.54	$14.12	$12.83	$11.17
Income (loss) from investment operations:					
Net investment income (loss)	(0.01)[1]	0.07	0.01	(0.03)	(0.03)
Net realized and unrealized gain on investments.	6.53[1]	1.81	4.56	1.45	1.73
Total from investment operations	6.52	1.88	4.57	1.42	1.70
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.01)	(0.02)	(0.04)
Capital gains	(0.15)	(0.15)	(0.14)	(0.11)	(0.00)
Total distributions	(0.15)	(0.15)	(0.15)	(0.13)	(0.04)
Net asset value, end of period . . .	$26.64	$20.27	$18.54	$14.12	$12.83
Total return	32.18%	10.19%	32.45%	11.11%	15.21%
Net assets, end of period (in millions)	$4,854	$1,153	$250	$55	$49
Ratio of expenses to average net assets	1.77%	1.90%	2.01%	2.21%	2.27%
Ratio of net investment income (loss) to average net assets	–0.07%	0.52%	–0.01%	–0.22%	–0.26%
Portfolio turnover rate.	57%	123%	53%	98%	254%

(1)Based on average weekly shares outstanding.

See Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$20.69
Income from investment operations:	
Net investment income	0.05[2]
Net realized and unrealized gain on investments	6.57[2]
Total from investment operations	6.62
Less distributions from:	
Net investment income	(0.11)
Capital gains	(0.15)
Total distributions	(0.26)
Net asset value, end of period	$27.05
Total return[3]	32.15%
Net assets, end of period (in millions)	$11
Ratio of expenses to average net assets	1.63%[4]
Ratio of net investment loss to average net assets	−0.05%[4]
Portfolio turnover rate	57%[5]

(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Total return calculated without taking into account the sales load deducted on an initial purchase.
(4) Annualized.
(5) For the fiscal year ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$20.71
Income from investment operations:	
Net investment income	0.34[2]
Net realized and unrealized gain on investments	6.56[2]
Total from investment operations	6.90
Less distributions from:	
Net investment income	(0.24)
Capital gains	(0.20)
Total distributions	(0.44)
Net asset value, end of period	$27.17
Total return	33.45%
Net assets, end of period (in millions)	$104
Ratio of expenses to average net assets	0.82%[3]
Ratio of net investment income to average net assets	0.84%[3]
Portfolio turnover rate	57%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the fiscal year ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$20.67	$18.78	$14.22	$12.87	$11.18
Income from investment operations:					
Net investment income	0.18[1]	0.26[1]	0.05	0.08	0.09
Net realized and unrealized gain on investments.	6.62[1]	1.80[1]	4.69	1.45	1.71
Total from investment operations	6.80	2.06	4.74	1.53	1.80
Less distributions from:					
Net investment income	(0.19)	(0.02)	(0.04)	(0.07)	(0.11)
Capital gains	(0.20)	(0.15)	(0.14)	(0.11)	(0.00)
Total distributions	(0.39)	(0.17)	(0.18)	(0.18)	(0.11)
Net asset value, end of period . . .	$27.08	$20.67	$18.78	$14.22	$12.87
Total return	33.07%	11.04%	33.46%	12.05%	16.19%
Net assets, end of period (in millions)	$1,573	$203	$29	$4	$2
Ratio of expenses to average net assets	1.07%	1.15%	1.22%	1.35%	1.39%
Ratio of net investment income to average net assets	0.57%	1.30%	0.81%	0.66%	0.67%
Portfolio turnover rate.	57%	123%	53%	98%	254%

(1)Based on average weekly shares outstanding.

See Notes to Financial Statements.

Manager's Discussion of Ivy Energy Fund

March 31, 2008



Below, David P. Ginther, CPA, portfolio manager of the Ivy Energy Fund, discusses positioning, performance and results for the Fund's fiscal year ended March 31, 2008. He has managed the Fund since its inception on April 3, 2006. He has 13 years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data since inception. Source: Morningstar

The Fund climbed 32.27 percent (Class A shares at net asset value) for the year ended March 31, 2008. By comparison, the S&P 1500 Energy Sector Index (reflecting the performance of stocks that generally represent the energy market) increased 22.59 percent during the same period, while the Lipper Natural Resources Funds Universe Average (reflecting the universe of funds with similar investment objectives) rose 25.73 percent during the same period. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Oil prices hit record high

Energy performed well because oil prices rose dramatically, from $66 per barrel in April 2007 to nearly $112 near the end of the fiscal year. The cause: weak growth in supply and strong demand. Oil production in countries outside OPEC disappointed, including Mexico, Russia and the North Sea. The weak supply growth forced OPEC to increase production at their meeting in September. However, this increase was not enough to stabilize prices. Inventories during the fall continued to decline, helping to drive oil prices higher.

Another factor was geopolitical tension. Throughout the year, oil markets were fueled by violence in Iraq and Nigeria and the threat of war with Iran. In spite of the rising prices, demand for oil remained strong, with demand growth led by emerging-market economies including China, the Middle East and India.

While oil prices contributed the most to performance during the first three quarters of the fiscal year, natural gas made a significant contribution during the last quarter. Prices rose from just below $8 per thousand cubic feet at the beginning of the quarter to nearly $10 at quarter end, which is the highest level since late 2005 after hurricanes hit Louisiana and Texas. Strong demand combined with modest imports of liquefied natural gas helped to drive the prices higher.

Oilfield equipment stocks worked well

The Fund capitalized on these price increases by investing in companies that benefit not only from the rise in energy prices, but also the increase in activity levels caused by high oil prices. In particular, the Fund was overweight in oilfield equipment and services, which was one of the best-performing sectors within energy. Oilfield services companies don't produce oil, but they sell the services and equipment needed to extract oil to the major oil companies. The increased commodity prices led to higher demand for oilfield services and equipment.

The best-performing oilfield services stocks in the Fund provide equipment used in the development of offshore oil and gas fields. We believe they will continue to benefit from the secular trend toward more offshore developments in the Gulf of Mexico, West Africa and offshore Brazil. Offshore Brazil was the location of the biggest oil discovery of the year; companies that own acreage there performed very well.

Developing new energy resources in such places requires new infrastructure. The engineering and construction firms that build the infrastructure also posted strong stock returns. For the past few years, these companies have benefited from high activity levels in the oil and gas industries. While we expect capital spending in the industries will remain high, we believe the growth will be augmented by a new area of focus, which is power. Demand for electricity has caught up with the supply of power plants, and new facilities are needed around the world.

The demand for more electricity provides opportunities for new sources of power. As oil prices rise and the world grows more concerned about global warming, alternative energy is moving mainstream. Solar is a major beneficiary, and it was also an area of strong stock performance.

Demand for solar benefited from new subsidy programs implemented in countries like Spain and Italy. High energy prices makes solar more competitive and subsidies more palatable to governments. These subsidies are needed to make solar competitive with power generated by conventional facilities, but over time we believe the cost of solar power should continue to drop. Eventually, we believe, the cost of solar power will equal conventionally generated electricity, and solar panels will be on the roof of most houses and buildings.

The Fund's investment in solar and other alternative sources of energy reflects the focus on long-term opportunities. Although solar requires subsidies now, it won't in the future, in our opinion. Driving our investment process is our long-term view that energy prices will rise because of strong demand from emerging markets and limited growth in supplies, and it is a key reason for the success of our investments in solar and oilfield services.

Top 10 Equity Holdings as of March 31, 2007	March 31, 2008
Schlumberger Limited	National Oilwell Varco, Inc.
National Oilwell Varco, Inc.	Schlumberger Limited
Exxon Mobil Corporation	Apache Corporation
Baker Hughes Incorporated	Weatherford International Ltd.
Cameron International Corporation	EOG Resources, Inc.
Entergy Corporation	Devon Energy Corporation
Noble Energy, Inc.	Southwestern Energy Company
Newfield Exploration Company	First Solar, Inc.
Nabors Industries Ltd.	Exxon Mobil Corporation
Apache Corporation	Cameron International Corporation

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Our outlook

The rising price of oil was the key driver for stocks of companies in oilfield services, solar, engineering and construction. We feel the fundamental driver of rising oil prices is lack of supply. Looking ahead, supply is unlikely to improve, in our view. New supply should be limited, and production from existing fields declines with age. We believe this trend will continue in 2008.

The uncertainty is how U.S. economic weakness will impact demand. We think demand for oil will remain strong because of requirements in developing countries. Oil is an important component in the improvement in living standards. Countries like China and India are becoming wealthier, and their citizens have more money to spend on transportation. Driving a car rather than a motorcycle, or a motorcycle rather than a bicycle, represents a significant improvement in lifestyle. Combined, we believe, the elements of limited supply growth and strong demand could help to keep energy prices high in 2008 and beyond.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification.

Investing in the energy sector can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments, and the cost assumed by energy companies in complying with environmental safety regulations.

These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

————	Ivy Energy Fund, Class A Shares[1]	$12,903
— — —	S&P 1500 Energy Sector Index[2]	$14,128
- - - - -	Lipper Natural Resources Funds Universe Average[2]	$15,228



	4-3 2006	3-31 2007	3-31 2008

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2) Because the Fund commenced operations on a date other than at the end of a month calculations of the performance of the above indexes (including income) are not available, investment in the indexes was effective as of March 31, 2006.

Average Annual Total Return[3]

	Class A	Class B	Class C	Class E[4]	Class I	Class Y
1-year period ended 3-31-08	24.66%	27.39%	31.55%	—	—	32.67%
5-year period ended 3-31-08	—	—	—	—	—	—
10-year period ended 3-31-08 . . .	—	—	—	—	—	—
Since inception of Class[5] through 3-31-08	13.63%	14.59%	16.45%	—	—	17.40%
Cumulative return since inception of Class[5] through 3-31-08	—	—	—	23.60%	31.26%	—

(3) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.**

(4) Class E shares are not currently available for investment.

(5) 4-3-06 for Class A, Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY ENERGY FUND

Portfolio Highlights

On March 31, 2008, Ivy Energy Fund had net assets totaling $37,012,730 invested in a diversified portfolio of:

75.99%	Domestic Common Stocks
15.63%	Foreign Common Stocks
8.38%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund was invested by industry and geographic regions, respectively, as follows:

Sector Weightings



■	Energy Stocks	$63.88
■	Capital Goods Stocks	$10.11
■	Utilities Stocks	$ 9.97
■	Cash and Cash Equivalents	$ 8.38
■	Business Equipment and Services Stocks	$ 5.31
▢	Miscellaneous Stocks[1]	$ 2.35

(1)Includes $0.48 Raw Materials Stocks and $1.87 Technology Stocks.

Country Weightings



	North America	**$79.90**
■	United States	$75.99
■	Canada	$ 3.91
▢	**Cash and Cash Equivalents**	**$ 8.38**
	Bahamas/Caribbean	**$ 6.72**
■	Bermuda	$ 4.76
■	Cayman Islands	$ 1.96
■	**Europe**[2]	**$ 3.17**
■	**Pacific Basin**[3]	**$ 1.21**
■	**South America**[4]	**$ 0.62**

(2)Includes $0.70 France, $0.92 Netherlands and $1.55 United Kingdom.

(3)Includes $0.34 China and $0.87 Hong Kong.

(4)Includes $0.62 Brazil.

The Investments of Ivy Energy Fund

March 31, 2008

COMMON STOCKS	Shares	Value
Business Equipment and Services – 5.31%		
Bucyrus International, Inc., Class A.	4,800	$ 487,824
EnergySolutions, Inc.	20,850	478,299
IntercontinentalExchange, Inc.*	3,950	515,475
Jacobs Engineering Group Inc.*	6,600	485,694
		1,967,292
Capital Equipment – 5.32%		
Cameron International Corporation*	19,800	824,472
Chicago Bridge & Iron Company N.V., NY Shares	8,650	339,426
Shaw Group Inc. (The)*	5,975	281,662
SunPower Corporation, Class A*.	4,125	307,003
Suntech Power Holdings Co., Ltd., ADR*	5,350	216,996
		1,969,559
Coal – 3.59%		
Arch Coal, Inc.	8,025	349,087
CONSOL Energy Inc.	4,450	307,895
Foundation Coal Holdings, Inc.	4,975	250,392
Peabody Energy Corporation.	8,300	423,300
		1,330,674
Electrical Equipment – 2.34%		
First Solar, Inc.*	3,750	**865,612**
Electronic Instruments – 1.87%		
Applied Materials, Inc.	27,600	537,924
Energy Conversion Devices, Inc.*	5,100	152,668
		690,592
Mining – 0.48%		
Cameco Corporation	5,350	**176,229**
Non-Residential Construction – 2.45%		
Fluor Corporation	4,600	649,336
Technip SA, ADR	3,325	258,087
		907,423
Petroleum – Canada – 0.93%		
Suncor Energy Inc.	3,575	**344,451**
Petroleum – Domestic – 7.21%		
Continental Resources, Inc.*	19,250	613,882
SandRidge Energy, Inc.*	12,750	499,163
Sunoco, Inc.	5,600	293,832
Valero Energy Corporation.	8,925	438,307
XTO Energy Inc.	13,325	824,285
		2,669,469

See Notes to Schedule of Investments on page 151.

The Investments of Ivy Energy Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Petroleum – International – 27.00%		
Anadarko Petroleum Corporation	5,825	$ 367,150
Apache Corporation	8,650	1,045,093
BP p.l.c., ADR	9,475	574,659
CNOOC Limited, ADR	2,200	322,938
ConocoPhillips	6,550	499,175
Devon Energy Corporation.	8,525	889,413
ENSCO International Incorporated	6,675	417,988
EOG Resources, Inc.	7,500	900,000
Exxon Mobil Corporation	10,100	854,258
Hess Corporation	4,325	381,378
Marathon Oil Corporation.	8,500	387,600
Newfield Exploration Company*	13,350	705,548
Noble Energy, Inc.	9,525	693,420
Occidental Petroleum Corporation.	8,725	638,408
PetroChina Company Limited, ADR	1,000	125,310
Petroleo Brasileiro S.A. – Petrobras, ADR	2,250	229,748
Talisman Energy Inc.	22,850	404,445
Ultra Petroleum Corp.*	7,200	558,000
		9,994,531
Petroleum – Services – 25.15%		
BJ Services Company	24,200	689,942
Baker Hughes Incorporated	5,050	345,925
CVR Energy, Inc.*	16,200	373,086
Complete Production Services, Inc.*	30,000	688,200
FMC Technologies, Inc.*	3,850	219,026
Halliburton Company	20,200	794,466
Helix Energy Solutions Group, Inc.*	10,950	344,925
Nabors Industries Ltd.*	23,350	788,530
National Oilwell Varco, Inc.*	19,700	1,150,086
Patterson-UTI Energy, Inc.	15,500	405,635
Schlumberger Limited	12,475	1,085,325
Smith International, Inc.	10,300	661,569
Transocean Inc.	3,748	506,730
Weatherford International Ltd.*	13,450	974,722
Williams Pipeline Partners L.P.*	16,100	280,945
		9,309,112
Utilities – Electric – 5.24%		
Entergy Corporation	5,525	602,667
Exelon Corporation	7,025	570,922
Mirant Corporation*	9,650	351,163
NRG Energy, Inc.*	10,600	413,294
		1,938,046

See Notes to Schedule of Investments on page 151.

The Investments of Ivy Energy Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Utilities – Gas and Pipeline – 4.73%		
El Paso Pipeline Partners, L.P.	15,650	$ 354,629
Enbridge Inc.	12,700	522,732
Southwestern Energy Company*.	25,900	872,571
		1,749,932
TOTAL COMMON STOCKS – 91.62%		**$33,912,922**
(Cost: $29,484,806)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Commercial Paper – 4.05%		
Security and Commodity Brokers		
American Express Credit Corp.,		
2.71%, 4–28–08	$1,500	**1,496,951**
United States Government Agency Obligations – 4.87%		
Federal Home Loan Bank,		
1.5%, 4–1–08	1,804	**1,804,000**
TOTAL SHORT-TERM SECURITIES – 8.92%		**$ 3,300,951**
(Cost: $3,300,951)		
TOTAL INVESTMENT SECURITIES – 100.54%		**$37,213,873**
(Cost: $32,785,757)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.54%)		**(201,143)**
NET ASSETS – 100.00%		**$37,012,730**

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY ENERGY FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $32,786) (Notes 1 and 3)	$37,214
Cash	2
Receivables:	
Fund shares sold.	308
Dividends and interest.	11
Prepaid and other assets	38
Total assets	37,573

LIABILITIES

Payable for investment securities purchased	400
Payable to Fund shareholders	134
Accrued shareholder servicing (Note 2).	11
Accrued accounting services fee (Note 2)	2
Accrued management fee (Note 2)	1
Accrued distribution and service fees (Note 2)	—*
Other	12
Total liabilities.	560
Total net assets	$37,013

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 27
Additional paid-in capital	33,525
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(—)*
Accumulated undistributed net realized loss on investment transactions .	(967)
Net unrealized appreciation in value of investments.	4,428
Net assets applicable to outstanding units of capital.	$37,013
Net asset value per share (net assets divided by shares outstanding):	
Class A	$13.67
Class B	$13.52
Class C	$13.55
Class E	$13.69
Class I	$13.72
Class Y	$13.73
Capital shares outstanding:	
Class A	1,933
Class B	141
Class C	227
Class E	9
Class I	9
Class Y	390
Capital shares authorized	175,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

IVY ENERGY FUND

For the Fiscal Year Ended March 31, 2008
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):

Dividends (net of foreign withholding taxes of $4)	$	148
Interest and amortization		106
Total income		254

Expenses (Note 2):

Investment management fee	189
Registration fees	76

Shareholder servicing:

Class A	58
Class B	5
Class C	5
Class E	1
Class I	—*
Class Y	4

Service fee:

Class A	42
Class B	3
Class C	5
Audit fees	11

Distribution fee:

Class B	10
Class C	16
Class E	—*
Class Y	5
Accounting services fee	19
Custodian fees	7
Legal fees	—*
Other	14
Total	470
Less expenses in excess of limit (Note 2)	(77)
Total expenses	393
Net investment loss	(139)

**REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net loss on investments	(871)
Unrealized appreciation in value of investments during the period	4,102
Net gain on investments	3,231
Net increase in net assets resulting from operations	$3,092

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY ENERGY FUND
(In Thousands)

	For the fiscal year ended March 31, 2008	For the period from 4-3-06[1] through 3-31-07
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (139)	$ (71)
Realized net gain (loss) on investments	(871)	15
Unrealized appreciation.	4,102	326
Net increase in net assets resulting from operations.	3,092	270
Distributions to shareholders from (Note 1F):[2]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class Y	(—)	(—)
Return of capital:		
Class A	(33)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)*	NA
Class I	(1)	NA
Class Y	(8)	(—)
	(42)	(—)
Capital share transactions (Note 5)	26,373	7,320
Total increase	29,423	7,590
NET ASSETS		
Beginning of period.	7,590	—
End of period.	$37,013	$7,590
Undistributed net investment income (loss)	$ (—)*	$ —

*Not shown due to rounding.
(1)Commencement of operations.
(2)See "Financial Highlights" on pages 155 - 160.

See Notes to Financial Statements.

Financial Highlights

IVY ENERGY FUND

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended 3-31-08	For the period from 4-3-06[1] to 3-31-07
Net asset value, beginning of period	$10.35	$10.00
Income (loss) from investment operations:		
Net investment loss.	(0.07)[2]	(0.09)
Net realized and unrealized gain on investments.	3.41[2]	0.44
Total from investment operations	3.34	0.35
Less distributions from:		
Net investment income	(0.00)	(0.00)
Return of capital	(0.02)	(0.00)
Total distributions	(0.02)	(0.00)
Net asset value, end of period	$13.67	$10.35
Total return[3]	32.27%	3.50%
Net assets, end of period (in millions)	$27	$5
Ratio of expenses to average net assets including expense waiver.	1.66%	2.74%[4]
Ratio of net investment loss to average net assets including expense waiver	−0.53%	−1.30%[4]
Ratio of expenses to average net assets excluding expense waiver.	2.01%	3.58%[4]
Ratio of net investment loss to average net assets excluding expense waiver.	−0.88%	−2.14%[4]
Portfolio turnover rate.	35%	11%

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY ENERGY FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended 3-31-08	For the period from 4-3-06[1] to 3-31-07
Net asset value, beginning of period	$10.29	$10.00
Income (loss) from investment operations:		
Net investment loss	(0.16)[2]	(0.13)
Net realized and unrealized gain on investments	3.39[2]	0.42
Total from investment operations	3.23	0.29
Less distributions from:		
Net investment income	(0.00)	(0.00)
Return of capital	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)
Net asset value, end of period	$13.52	$10.29
Total return	31.39%	2.90%
Net assets, end of period (in millions)	$2	$1
Ratio of expenses to average net assets including expense waiver	2.44%	3.13%[3]
Ratio of net investment loss to average net assets including expense waiver	−1.26%	−1.64%[3]
Ratio of expenses to average net assets excluding expense waiver	2.79%	3.97%[3]
Ratio of net investment loss to average net assets excluding expense waiver	−1.61%	−2.48%[3]
Portfolio turnover rate	35%	11%

(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY ENERGY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended 3-31-08	For the period from 4-3-06[1] to 3-31-07
Net asset value, beginning of period	$10.30	$10.00
Income (loss) from investment operations:		
Net investment loss	(0.14)[2]	(0.14)
Net realized and unrealized gain on investments	3.39[2]	0.44
Total from investment operations	3.25	0.30
Less distributions from:		
Net investment income	(0.00)	(0.00)
Return of capital	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)
Net asset value, end of period	$13.55	$10.30
Total return	31.55%	3.00%
Net assets, end of period (in millions)	$3	$1
Ratio of expenses to average net assets including expense waiver	2.28%	3.17%[3]
Ratio of net investment loss to average net assets including expense waiver	−1.09%	−1.72%[3]
Ratio of expenses to average net assets excluding expense waiver	2.63%	4.01%[3]
Ratio of net investment loss to average net assets excluding expense waiver	−1.44%	−2.56%[3]
Portfolio turnover rate	35%	11%

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY ENERGY FUND
Class E Shares[1]
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[2] through 3-31-08
Net asset value, beginning of period	$10.48
Income from investment operations:	
Net investment income	0.08[3]
Net realized and unrealized gain on investments	3.19[3]
Total from investment operations	3.27
Less distributions from:	
Net investment income	(0.00)
Return of capital	(0.06)
Total distributions	(0.06)
Net asset value, end of period	$13.69
Total return[4]	31.15%
Net assets, end of period (in thousands)	$131
Ratio of expenses to average net assets including expense waiver	1.31%[5]
Ratio of net investment loss to average net assets including expense waiver	–0.06%[5]
Ratio of expenses to average net assets excluding expense waiver	1.66%[5]
Ratio of net investment loss to average net assets excluding expense waiver	–0.41%[5]
Portfolio turnover rate	35%[6]

(1)See Note 5 to financial statements.
(2)Commencement of operations of the class.
(3)Based on average weekly shares outstanding.
(4)Total return calculated without taking into account the sales load deducted on an initial purchase.
(5)Annualized.
(6)For the fiscal year ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY ENERGY FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$10.51
Income from investment operations:	
Net investment income	0.10[2]
Net realized and unrealized gain on investments	3.19[2]
Total from investment operations	3.29
Less distributions from:	
Net investment income	(0.00)
Return of capital	(0.08)
Total distributions	(0.08)
Net asset value, end of period	$13.72
Total return	31.26%
Net assets, end of period (in thousands)	$131
Ratio of expenses to average net assets including expense waiver	1.19%[3]
Ratio of net investment income to average net assets including expense waiver	0.05%[3]
Ratio of expenses to average net assets excluding expense waiver	1.54%[3]
Ratio of net investment loss to average net assets excluding expense waiver	−0.30%[3]
Portfolio turnover rate	35%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the fiscal year ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY ENERGY FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended 3-31-08	For the period from 4-3-06[1] to 3-31-07
Net asset value, beginning of period	$10.38	$10.00
Income (loss) from investment operations:		
Net investment loss.	(0.07)[2]	(0.08)
Net realized and unrealized gain on investments.	3.46[2]	0.46
Total from investment operations	3.39	0.38
Less distributions from:		
Net investment income	(0.00)	(0.00)
Return of capital	(0.04)	(0.00)
Total distributions	(0.04)	(0.00)
Net asset value, end of period	$13.73	$10.38
Total return	32.67%	3.80%
Net assets, end of period (in millions)	$5	$1
Ratio of expenses to average net assets including expense waiver	1.55%	2.32%[3]
Ratio of net investment loss to average net assets including expense waiver	−0.51%	−0.82%[3]
Ratio of expenses to average net assets excluding expense waiver	1.90%	3.16%[3]
Ratio of net investment loss to average net assets excluding expense waiver.	−0.86%	−1.66%[3]
Portfolio turnover rate.	35%	11%

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.

See Notes to Financial Statements.

Manager's Discussion of
Ivy Science and Technology Fund

March 31, 2008



Below, Zachary H. Shafran, portfolio manager of the Ivy Science and Technology Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2008. He has managed the Fund for seven years and has 19 years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund advanced 7.38 percent (Class C shares) for the 12 months ended March 31, 2008. This was more than the S&P North American Technology Sector Index (reflecting the performance of stocks that generally represent the technology sector), which fell 0.44 percent for the same period. The Lipper Science & Technology Funds Universe Average, a peer group of funds with similar investment objectives, decreased 4.27 percent for the 12 months ended March 31, 2008. Please note that since last year's annual report, the name of the Fund's benchmark index has changed to the S&P North American Technology Sector Index. Please also note

that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Health care aided results

The recently completed fiscal year was a good one for the Fund. A positive absolute return and a positive return versus the benchmark return reinforced our belief that the Fund's investment strategy focused on stock selection is working.

When analyzing the Fund's solid performance over the course of the fiscal year, stock selection was the most significant contributor. The Fund historically has had a significant overweight within health care, and this fiscal year was no different. This, coupled with stock selection within the sector – specifically our overweight positions in managed care organizations and hospital management – carried a strong performance. Within the technology sector, stock selection also played a key performance role as the Fund was underweight in traditional technology sectors, notably semiconductors, but overweight in what we consider to be applied technology (i.e., those companies who are utilizing technology to significantly grow their business). We were also the beneficiary of substantial global liquidity by way of merger-and-acquisition activity.

Top 10 Equity Holdings as of March 31, 2007	March 31, 2008
Alliance Data Systems Corporation	Research in Motion Limited
Research in Motion Limited	Noble Energy, Inc.
Cerner Corporation	Cree, Inc.
Noble Energy, Inc.	Cerner Corporation
CheckFree Corporation	Aspen Technology, Inc.
Archer Daniels Midland Company	Archer Daniels Midland Company
WellCare Health Plans, Inc.	ESCO Technologies Inc.
ESCO Technologies Inc.	ACI Worldwide, Inc.
Samsung Electronics Co., Ltd.	E.I. du Pont de Nemours and Company
Aspen Technology, Inc.	Samsung Electronics Co., Ltd.

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Our outlook

Our management strategy has two main tenets: First, we aim to identify what we feel are the strongest secular trends within industries. Second, we then apply bottom-up research to specific companies in order to identify what we believe to be the right stocks within which to invest. Important secular themes identified during the year included the shift toward Internet advertising, open-source software adoption, modernization of the health care system, alternative energy and the continued proliferation of wireless technologies.

Another important aspect of our strategy is that we believe it has the capability to be accommodative with most macroeconomic environments. This past year had some significant headwinds including rising energy prices, rising food prices, a slowing housing market, credit market unrest and an array of geopolitical issues. We feel that many of these issues likely will continue, if not become even more pronounced, in the year ahead. As such, the initial outlook for the year does warrant some caution. In our opinion, Federal Reserve interest rate policy looks as if it should continue to be accommodative, but we believe that it likely will take some time to address the many challenges before us. Continued growth in emerging markets' gross domestic product (GDP) remains an important economic factor that should continue to play an ever larger role in the composition of the Fund as we try to identify additional opportunities around the globe.

We plan to remain vigilant in our focus on disciplined stock selection. Identifying stocks that we feel are benefiting from the world's strongest secular trends in order to produce highly attractive returns remains our mantra.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———————	Ivy Science and Technology Fund, Class C Shares[1]	$32,513
— — —	S&P North American Technology Sector Index	$12,557
- - - - - -	Lipper Science & Technology Funds Universe Average	$14,075



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class C based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C[3]	Class E	Class I	Class R	Class Y
1-year period ended 3-31-08	2.05%	3.34%	7.38%	—	—	8.03%	8.38%
5-year period ended 3-31-08	15.68%	15.66%	16.05%	—	—	—	17.26%
10-year period ended 3-31-08 . . .	—	—	12.51%	—	—	—	—
Since inception of Class[4] through 3-31-08	1.42 %	1.11%	—	—	—	8.55%	13.64%
Cumulative return since inception of Class[4] through 3-31-08	—	—	—	0.83%	9.89%	—	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I, Class R and Class Y shares are not subject to sales charges.**

(3) Performance data from 3-24-00 represents the actual performance of Class C shares. Performance data prior to 3-24-00 represents the performance of the Fund's original Class B shares. The original Class B shares were combined with Class C shares effective 3-24-00, and redesignated as Class C shares. The original Class B's performance has been adjusted to reflect the current contingent deferred sales charge (CDSC) structure applicable to Class C (1.00% maximum and declining to zero at the end of the first year after investment). Accordingly, these returns reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase. New Class B shares, with fees and expenses different from the original Class B shares, were added to the Fund on 6-30-00.

(4) 7-3-00 for Class A shares and Class B shares, 4–2–07 for Class E and Class I shares, 12-29-05 for Class R shares and 6-9-98 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF
IVY SCIENCE AND TECHNOLOGY FUND

Portfolio Highlights

On March 31, 2008, Ivy Science and Technology Fund had net assets totaling $554,232,713 invested in a diversified portfolio of:

63.00%	Domestic Common Stocks
30.45%	Cash and Cash Equivalents and Options
6.55%	Foreign Common Stocks

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund owned:



Cash and Cash Equivalents and Options .	$30.45
Technology Stocks	$23.52
Consumer Durables Stocks	$ 9.86
Business Equipment and Services Stocks	$ 9.57
Health Care Stocks	$ 9.47
Energy Stocks	$ 6.35
Consumer Nondurables Stocks	$ 5.07
Miscellaneous Stocks[1]	$ 3.21
Raw Materials Stocks	$ 2.50

(1)Includes $1.20 Capital Goods Stocks, $0.68 Financial Services Stocks, $0.85 Multi-Industry Stocks and $0.48 Retail Stocks.

The Investments of Ivy Science and Technology Fund

March 31, 2008

COMMON STOCKS	Shares	Value
Business Equipment and Services – 3.62%		
Euronet Worldwide, Inc.*	465,200	$ 8,948,122
Global Cash Access, Inc.*	645,900	3,784,974
Telvent GIT, S.A.	279,700	6,624,695
Veraz Networks, Inc.*	298,800	724,590
		20,082,381
Chemicals – Petroleum and Inorganic – 2.50%		
E.I. du Pont de Nemours and Company	296,500	**13,864,340**
Computers – Peripherals – 9.07%		
ACI Worldwide, Inc.*	752,400	15,017,904
Aspen Technology, Inc.*	1,626,300	20,727,193
Lawson Software, Inc.*	1,646,400	12,380,928
Netezza Corporation*	228,400	2,162,948
		50,288,973
Consumer Electronics – 9.86%		
Garmin Ltd.	138,200	7,456,581
Nintendo Co., Ltd. (A)	11,100	5,723,716
Research In Motion Limited (B)*	369,150	41,437,088
		54,617,385
Defense – 2.82%		
ESCO Technologies Inc.*	392,900	**15,605,988**
Electrical Equipment – 1.20%		
Power-One, Inc.*	1,191,800	3,819,719
Ultralife Batteries, Inc.*	242,300	2,848,236
		6,667,955
Electronic Components – 11.63%		
Cree, Inc.*	952,800	26,625,996
IPG Photonics Corporation*	117,100	1,833,786
MediaTek Incorporation (A)	487,200	6,414,852
Micron Technology, Inc.*	932,500	5,567,025
PMC-Sierra, Inc.*	1,677,700	9,571,278
Samsung Electronics Co., Ltd. (A)	21,900	13,776,645
Syntax-Brillian Corporation*	653,400	686,070
		64,475,652
Food and Related – 5.07%		
Archer Daniels Midland Company (B)	469,300	19,316,388
Bunge Limited	100,900	8,766,192
		28,082,580

See Notes to Schedule of Investments on page 171.

The Investments of Ivy Science and Technology Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Health Care – Drugs – 0.99%		
Animal Health International, Inc.*.	501,400	$ 5,482,809
Health Care – General – 0.72%		
TranS1 Inc.*	226,100	2,628,412
Volcano Corporation*	108,880	1,361,000
		3,989,412
Hospital Supply and Management – 7.76%		
Cerner Corporation (B)*	604,800	22,537,872
HMS Holdings Corp.*	300,800	8,601,376
HealthSouth Corporation*	429,540	7,641,517
WellCare Health Plans, Inc.*	108,900	4,241,655
		43,022,420
Insurance – Life – 0.68%		
Amil Participacoes S.A. (A)*	593,590	3,778,652
Multiple Industry – 0.85%		
Pentair, Inc.	147,300	4,698,870
Petroleum – International – 5.36%		
Noble Energy, Inc.	408,100	29,709,680
Petroleum – Services – 0.99%		
ION Geophysical Corporation*	395,100	5,452,380
Retail – Specialty Stores – 0.48%		
Conn's, Inc.*	164,100	2,673,189
Timesharing and Software – 5.95%		
Digital River, Inc.*	71,900	2,225,305
eBay Inc.*	191,500	5,714,360
Eclipsys Corporation*	321,459	6,303,811
Fidelity National Information Services, Inc.	251,600	9,596,024
Yahoo! Inc.*	315,500	9,140,035
		32,979,535
TOTAL COMMON STOCKS – 69.55%		**$385,472,201**

(Cost: $354,197,893)

See Notes to Schedule of Investments on page 171.

The Investments of Ivy Science and Technology Fund

March 31, 2008

PUT OPTIONS	Number of Contracts	Value
Archer Daniels Midland Company, June 39.5, Expires 6–23–08	2,778	$ 639,190
Cerner Corporation, June 40, Expires 6–4–08	435	177,480
Cerner Corporation, June 40, Expires 6–23–08	435	188,355
Cerner Corporation, June 42.5, Expires 6–4–08.	1,015	600,880
Cerner Corporation, June 42.5, Expires 6–23–08.	1,015	622,195
Cerner Corporation, July 40, Expires 7–3–08	435	196,620
Cerner Corporation, July 40, Expires 7–21–08	435	205,755
Cerner Corporation, July 42.5, Expires 7–3–08	1,015	638,435
Cerner Corporation, July 42.5, Expires 7–21–08	1,015	656,705
Research In Motion Limited, April 110, Expires 4–21–08	492	339,480
TOTAL PUT OPTIONS – 0.77%		**$ 4,265,095**
(Cost: $2,485,801)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Commercial Paper		
Aluminum – 1.26%		
Alcoa Incorporated, 3.35%, 4–17–08	$7,000	**6,989,578**
Apparel – 0.90%		
NIKE, Inc., 2.28%, 4–11–08	5,000	**4,996,833**
Beverages – 1.44%		
Diageo Capital plc (Diageo plc), 2.42%, 4–4–08	8,000	**7,997,720**
Capital Equipment – 1.80%		
Illinois Tool Works Inc.:		
2.35%, 4–1–08	5,000	5,000,000
2.25%, 4–18–08	5,000	4,994,688
		9,994,688
Electrical Equipment – 2.71%		
Emerson Electric Co., 2.25%, 4–14–08	10,000	9,991,875
W.W. Grainger, Inc., 2.9%, 4–4–08	5,000	4,998,792
		14,990,667

See Notes to Schedule of Investments on page 171.

The Investments of Ivy Science and Technology Fund

March 31, 2008

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Finance Companies – 2.16%		
Avon Capital Corp.,		
2.29%, 4–21–08	$7,000	$ 6,991,094
USAA Capital Corp.,		
2.3%, 4–7–08	5,000	4,998,083
		11,989,177
Food and Related – 4.78%		
Archer Daniels Midland Company,		
2.95%, 4–21–08	8,000	7,986,889
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.):		
3.3%, 4–10–08	10,000	9,991,750
3.48%, 4–22–08	3,500	3,492,895
Kellogg Co.,		
2.9%, 4–24–08	5,000	4,990,736
		26,462,270
Forest and Paper Products – 1.81%		
Sonoco Products Co.,		
3.55%, 4–1–08	10,000	10,000,000
Household – General Products – 0.90%		
Clorox Co.,		
3.37%, 4–1–08	5,000	5,000,000
Motor Vehicles – 1.80%		
Harley-Davidson Funding Corp.:		
2.75%, 4–2–08	5,000	4,999,618
2.15%, 5–2–08	5,000	4,990,743
		9,990,361
Publishing – 1.80%		
Gannett Co., Inc.,		
2.85%, 4–10–08	10,000	9,992,875
Restaurants – 1.12%		
Starbucks Corporation,		
3.35%, 4–1–08	6,210	6,210,000
Retail – Food Stores – 1.44%		
Walgreen Co.,		
2.32%, 4–4–08	8,000	7,998,453

See Notes to Schedule of Investments on page 171.

The Investments of Ivy Science and Technology Fund

March 31, 2008

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Utilities – Electric – 3.88%		
Detroit Edison Co.:		
2.87%, 4–1–08	$5,000	$ 5,000,000
2.95%, 4–14–08	6,500	6,493,076
Wisconsin Electric Power Co.:		
2.47%, 4–4–08	5,000	4,998,971
2.5%, 4–24–08	5,000	4,992,014
		21,484,061
Total Commercial Paper – 27.80%		154,096,683
Commercial Paper (backed by irrevocable bank letter of credit) – 1.00%		
Finance Companies		
River Fuel Company #2, Inc. (Bank of New York (The)),		
3.06%, 4–30–08	5,560	**5,546,295**
Municipal Obligations – Taxable – 1.27%		
California		
California Pollution Control Financing Authority, Environmental Improvement Revenue Bonds (Atlantic Richfield Company Project), Series 1997 (Taxable), (BP p.l.c),		
2.51%, 5–5–08	7,000	**7,000,000**
United States Government Agency Obligations – 0.85%		
Federal Home Loan Bank,		
1.75%, 4–7–08	4,708	**4,706,627**
TOTAL SHORT-TERM SECURITIES – 30.92%		**$171,349,605**
(Cost: $171,349,605)		
TOTAL INVESTMENT SECURITIES – 101.24%		**$561,086,901**
(Cost: $528,033,299)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.24%)		**(6,854,188)**
NET ASSETS – 100.00%		**$554,232,713**

See Notes to Schedule of Investments on page 171.

The Investments of Ivy Science and Technology Fund

March 31, 2008

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A) Listed on an exchange outside the United States.

(B) Securities serve as cover for the following written call options outstanding at March 31, 2008. (See Note 6 to financial statements.):

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Archer Daniels Midland Company	2,778	June/46	$ 785,955	$ 348,389
Cerner Corporation	435	June/47.5	79,975	6,960
Cerner Corporation	435	June/47.5	80,410	11,310
Cerner Corporation	1,015	June/50	141,344	15,225
Cerner Corporation	1,015	June/50	140,328	11,165
Cerner Corporation	435	July/47.5	80,845	15,660
Cerner Corporation	435	July/47.5	81,280	20,445
Cerner Corporation	1,015	July/50	139,313	16,240
Cerner Corporation	1,015	July/50	139,313	23,345
Research In Motion Limited	492	April/120	270,674	236,160
Research In Motion Limited	984	April/125	373,930	324,720
			$2,313,367	$1,029,619

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY SCIENCE AND TECHNOLOGY FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $528,033) (Notes 1 and 3)	$561,087
Cash denominated in foreign currencies (cost – $185)	200
Receivables:	
Fund shares sold.	2,218
Dividends and interest.	255
Investment securities sold	157
Prepaid and other assets	29
Total assets	563,946

LIABILITIES

Payable for investment securities purchased	7,580
Outstanding written options at market (premium received – $2,313)	
(Note 6)	1,030
Payable to Fund shareholders	751
Accrued shareholder servicing (Note 2).	137
Due to custodian	103
Accrued accounting services fee (Note 2)	14
Accrued management fee (Note 2)	13
Accrued distribution fee (Note 2)	4
Accrued service fee (Note 2)	3
Other	78
Total liabilities	9,713
Total net assets	$554,233

See Notes to Financial Statements.

172 **Annual**Report

Statement of Assets and Liabilities

IVY SCIENCE AND TECHNOLOGY FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)   *(Continued)*

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 200
Additional paid-in capital	504,771
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(50)
Accumulated undistributed net realized gain on investment transactions	14,966
Net unrealized appreciation in value of investments	34,346
Net assets applicable to outstanding units of capital	$554,233
Net asset value per share (net assets divided by shares outstanding):	
Class A	$27.87
Class B	$25.68
Class C	$26.21
Class E	$27.76
Class I	$29.35
Class R	$27.81
Class Y	$28.87
Capital shares outstanding:	
Class A	8,776
Class B	797
Class C	4,646
Class E	48
Class I	312
Class R	79
Class Y	5,359
Capital shares authorized	300,000

See Notes to Financial Statements.

Statement of Operations

IVY SCIENCE AND TECHNOLOGY FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):	
Interest and amortization.	$ 3,513
Dividends (net of foreign withholding taxes of $102)	1,799
Total income	5,312
Expenses (Note 2):	
Investment management fee.	4,324
Distribution fee:	
Class B	159
Class C	926
Class E	2
Class R	2
Class Y	316
Shareholder servicing:	
Class A	538
Class B	96
Class C	372
Class E	10
Class I	7
Class R	2
Class Y	199
Service fee:	
Class A	582
Class B	53
Class C	309
Class R	2
Accounting services fee	154
Custodian fees.	59
Audit fees.	13
Legal fees	6
Other	248
Total expenses	8,379
Net investment loss	(3,067)
REALIZED AND UNREALIZED GAIN	
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)	
Realized net gain on securities.	62,550
Realized net gain on written options.	4,726
Realized net loss on foreign currency exchange transactions.	(12)
Realized net gain on investments	67,264
Unrealized depreciation in value of securities during the period	(39,304)
Unrealized appreciation in value of written options during the period	1,284
Unrealized depreciation in value of investments during the period	(38,020)
Net gain on investments.	29,244
Net increase in net assets resulting from operations	$ 26,177

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY SCIENCE AND TECHNOLOGY FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2008	2007
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (3,067)	$ (4,048)
Realized net gain on investments	67,264	13,291
Unrealized appreciation (depreciation)	(38,020)	10,029
Net increase in net assets resulting from operations.	26,177	19,272
Distributions to shareholders from (Note 1F):[(1)]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class R	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(27,369)	(366)
Class B	(2,369)	(42)
Class C	(13,353)	(251)
Class E	(111)	NA
Class I	(295)	NA
Class R	(131)	(—)
Class Y	(15,381)	(149)
	(59,009)	(808)
Capital share transactions (Note 5)	196,375	19,752
Total increase	163,543	38,216
NET ASSETS		
Beginning of period.	390,690	352,474
End of period.	$554,233	$390,690
Undistributed net investment loss	$ (50)	$ (41)

(1)See "Financial Highlights" on pages 176 - 182.

See Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$28.70	$27.08	$21.34	$19.55	$14.17
Income (loss) from investment operations:					
Net investment loss.	(0.17)	(0.23)	(0.30)	(0.28)	(0.19)
Net realized and unrealized gain on investments.	2.78	1.91	6.04	2.07	5.57
Total from investment operations	2.61	1.68	5.74	1.79	5.38
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(3.44)	(0.06)	(0.00)	(0.00)	(0.00)
Total distributions	(3.44)	(0.06)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$27.87	$28.70	$27.08	$21.34	$19.55
Total return[1]	8.27%	6.22%	26.90%	9.16%	37.97%
Net assets, end of period (in millions)	$245	$185	$164	$55	$36
Ratio of expenses to average net assets	1.43%	1.47%	1.51%	1.70%	1.80%
Ratio of net investment loss to average net assets	−0.39%	−0.88%	−1.02%	−1.09%	−1.35%
Portfolio turnover rate.	96%	81%	112%	106%	114%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

See Notes to Financial Statements.

Financial Highlights

	For the fiscal year ended March 31,				
	2008	2007	2006	2005	2004
Net asset value, beginning of period	$26.66	$25.42	$20.24	$18.77	$13.77
Income (loss) from investment operations:					
Net investment loss.	(0.28)	(0.48)	(0.40)	(0.42)	(0.39)
Net realized and unrealized gain on investments.	2.42	1.78	5.58	1.89	5.39
Total from investment operations	2.14	1.30	5.18	1.47	5.00
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(3.12)	(0.06)	(0.00)	(0.00)	(0.00)
Total distributions	(3.12)	(0.06)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$25.68	$26.66	$25.42	$20.24	$18.77
Total return	7.19%	5.13%	25.59%	7.83%	36.31%
Net assets, end of period (in millions)	$20	$19	$18	$12	$11
Ratio of expenses to average net assets	2.42%	2.51%	2.58%	2.90%	3.06%
Ratio of net investment loss to average net assets	−1.39%	−1.91%	−2.10%	−2.31%	−2.60%
Portfolio turnover rate	96%	81%	112%	106%	114%

See Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$27.14	$25.84	$20.53	$18.98	$13.88
Income (loss) from investment operations:					
Net investment loss.	(0.26)	(0.49)	(0.43)	(0.42)	(0.38)
Net realized and unrealized gain on investments.	2.50	1.85	5.74	1.97	5.48
Total from investment operations	2.24	1.36	5.31	1.55	5.10
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(3.17)	(0.06)	(0.00)	(0.00)	(0.00)
Total distributions	(3.17)	(0.06)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$26.21	$27.14	$25.84	$20.53	$18.98
Total return	7.38%	5.32%	25.86%	8.17%	36.74%
Net assets, end of period (in millions)	$122	$109	$113	$88	$89
Ratio of expenses to average net assets	2.26%	2.33%	2.38%	2.58%	2.66%
Ratio of net investment loss to average net assets	−1.23%	−1.74%	−1.90%	−2.00%	−2.15%
Portfolio turnover rate.	96%	81%	112%	106%	114%

See Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$28.79
Income (loss) from investment operations:	
Net investment loss	(0.44)[2]
Net realized and unrealized gain on investments	2.69[2]
Total from investment operations	2.25
Less distributions from:	
Net investment income	(0.00)
Capital gains	(3.28)
Total distributions	(3.28)
Net asset value, end of period	$27.76
Total return[3]	6.98%
Net assets, end of period (in millions)	$1
Ratio of expenses to average net assets	2.61%[4]
Ratio of net investment loss to average net assets	−1.46%[4]
Portfolio turnover rate	96%[5]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)For the fiscal year ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$29.71
Income from investment operations:	
Net investment income	0.02[2]
Net realized and unrealized gain on investments	3.16[2]
Total from investment operations	3.18
Less distributions from:	
Net investment income	(0.00)
Capital gains	(3.54)
Total distributions	(3.54)
Net asset value, end of period	$29.35
Total return	9.89%
Net assets, end of period (in millions)	$9
Ratio of expenses to average net assets	1.10%[3]
Ratio of net investment income to average net assets	0.05%[3]
Portfolio turnover rate	96%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the fiscal year ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class R Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,		For the period from 12-29-05[1] to
	2008	**2007**	**3-31-06**
Net asset value, beginning of period	$28.64	$27.07	$25.77
Income (loss) from investment operations:			
Net investment loss.	(0.15)[2]	(0.27)	(0.09)
Net realized and unrealized gain on investments.	2.68 [2]	1.90	1.39
Total from investment operations	2.53	1.63	1.30
Less distributions from:			
Net investment income	(0.00)	(0.00)	(0.00)
Capital gains	(3.36)	(0.06)	(0.00)
Total distributions	(3.36)	(0.06)	(0.00)
Net asset value, end of period	$27.81	$28.64	$27.07
Total return	8.03%	6.03%	5.05%
Net assets, end of period (in thousands)	$2,185	$429	$105
Ratio of expenses to average net assets.	1.63%	1.65%	1.68%[3]
Ratio of net investment loss to average net assets	−0.50%	−1.08%	−1.29%[3]
Portfolio turnover rate.	96%	81%	112%[4]

(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Annualized.
(4) For the fiscal year ended March 31, 2006.

See Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$29.62	$27.92	$21.96	$20.07	$14.51
Income (loss) from investment operations:					
Net investment loss.	(0.09)[1]	(0.22)	(0.27)	(0.18)[1]	(0.15)
Net realized and unrealized gain on investments.	2.81[1]	1.98	6.23	2.07[1]	5.71
Total from investment operations	2.72	1.76	5.96	1.89	5.56
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(3.47)	(0.06)	(0.00)	(0.00)	(0.00)
Total distributions	(3.47)	(0.06)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$28.87	$29.62	$27.92	$21.96	$20.07
Total return	8.38%	6.32%	27.14%	9.42%	38.32%
Net assets, end of period (in millions)	$155	$78	$57	$33	$9
Ratio of expenses to average net assets	1.34%	1.35%	1.37%	1.45%	1.45%
Ratio of net investment loss to average net assets	−0.28%	−0.76%	−0.88%	−0.87%	−1.03%
Portfolio turnover rate	96%	81%	112%	106%	114%

(1)Based on average weekly shares outstanding.

See Notes to Financial Statements.

Manager's Discussion of Ivy High Income Fund

March 31, 2008



Below, Bryan C. Krug, portfolio manager of the Ivy High Income Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2008. He has managed the Fund for two years and has nine years of industry experience.



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas show the past three years of quarterly data. Source: Morningstar

The Fund fell 3.84 percent (Class C shares) for the fiscal year. By comparison, the Citigroup High Yield Market Index (reflecting the performance of securities that generally represent the high yield sector of the stock market) decreased 3.58 percent during the period, while the Lipper High Current Yield Funds Universe Average (generally reflecting the performance of the universe of funds with similar investment objectives) decreased 4.68 percent. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Subprime crisis weighs on market

While the Fund benefited from an underweight position in the financial sector and strong individual credit selection, we underperformed the index because of our sector selection. Over the last 12 months the Fund had overweight positions in services, building products and consumer products, netting strong relative performance in the building products, health care, retail and services sectors. The investment selection process of the Fund continues to be consistent in constructing the Fund's portfolio with both core bonds and spread-tightening opportunities.

Over the past 12 months every asset class – including those in which the Fund invests – has been adversely affected by the continuing credit crunch. The crisis started out in the subprime mortgage market, and the losses realized have caused investors to reevaluate the structures of their debt investments as well as readjust risk tolerances they are willing to take. Actual subprime-related losses, currently more than $345 billion and estimated to eventually reach up to $1 trillion, have caused banks and other investors to limit capital available to other asset classes. These actions have served to reduce liquidity, causing risk premiums and credit spreads to increase.

Portfolio Characteristics	
As of March 31, 2008	
Average maturity	5.23 years
Effective duration	3.69 years
Weighted average bond rating	B

With massive losses mounting on subprime loans, we believe the 12-month outlook from a macro perspective depends a great deal on when housing prices stabilize and the financial health of major financial institutions. If other asset classes – such as home equity, auto, credit cards or commercial mortgages – experience large increases in losses, we feel the credit crisis could potentially deepen.

Our outlook

In our view, the leverage finance market is at an inflection point. Fundamentally, the default rate for issuers is below historic levels, and our expectation for 2008 is for the default rate to remain under five percent, which would be in line with historical averages. However, in our opinion, credit spreads reflect historic above-average default rates.

If the economic picture improves, it is our view that spreads could tighten materially. However, we believe if the economic environment deteriorates further, spreads likely will continue to widen. Historically, credit turmoil and wide spreads have presented great investment opportunities to earn solid future returns, and we believe that will be the case in this downturn as well. As such, we are actively looking at various pieces of the capital structure of many different credits and are selectively buying the securities that we view have the greatest risk reward.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in high income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———————	Ivy High Income Fund, Class C Shares[1]	$14,613
— — —	Citigroup High Yield Market Index	$16,196
- - - - - -	Lipper High Current Yield Funds Universe Average	$14,440



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class C based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Average Annual Total Return[2]						
	Class A	Class B	Class C[3]	Class E	Class I	Class Y
1-year period ended 3-31-08 . . .	−8.62%	−7.65%	−3.84%	—	—	−2.78%
5-year period ended 3-31-08 . . .	5.74%	5.83%	6.16%	—	—	7.19%
10-year period ended 3-31-08 . .	—	—	3.87%	—	—	—
Since inception of Class[4] through 3-31-08	5.28%	5.13%	—	—	—	5.55%
Cumulative return since inception of Class[4] through 3-31-08	—	—	—	−9.23%	−1.90%	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.**

(3) Performance data from 3-24-00 represents the actual performance of Class C shares. Performance data prior to 3-24-00 represents the performance of the Fund's original Class B shares. The original Class B shares were combined with Class C shares effective 3-24-00, and redesignated as Class C shares. The original Class B's performance has been adjusted to reflect the current contingent deferred sales charge (CDSC) structure applicable to Class C (1.00% maximum and declining to zero at the end of the first year after investment). Accordingly, these returns reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase. New Class B shares, with fees and expenses different from the original Class B shares, were added to the Fund on 6-30-00.

(4) 7-3-00 for Class A shares, 7-18-00 for Class B shares, 4-2-07 for Class E and Class I shares and 12-30-98 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY HIGH INCOME FUND

Portfolio Highlights

On March 31, 2008, Ivy High Income Fund had net assets totaling $153,056,093 invested in a diversified portfolio of:

89.63%	Corporate Debt Securities
9.93%	Cash and Cash Equivalents
0.44%	Common Stocks

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund owned:



	Financial Services Bonds	$11.47
	Business Equipment and Services Bonds.	$10.91
	Cash and Cash Equivalents	$ 9.93
	Retail Bonds	$ 9.53
	Consumer Services Bonds	$ 8.12
	Capital Goods Bonds	$ 7.45
	Consumer Nondurables Bonds.	$ 7.07
	Raw Materials Bonds	$ 6.94
	Health Care Bonds	$ 6.11
	Utilities Bonds	$ 5.46
	Shelter Bonds	$ 4.50
	Consumer Durables Bonds.	$ 3.44
	Technology Bonds.	$ 3.02
	Miscellaneous Bonds[1].	$ 2.88
	Multi-Industry Bonds	$ 2.73
	Common Stocks	$ 0.44

(1)Includes $0.84 Energy Bonds and $2.04 Transportation Bonds.

Quality Weightings

On March 31, 2008, the breakdown of bonds (by ratings) held by the Fund was as follows:



	A	2.31%
	BB	11.43%
	B	51.90%
	CCC.............................	22.91%
	Non-rated	1.08%
	Cash and Cash Equivalents and Equities	10.37%

Ratings reflected in the wheel are taken from Standard & Poor's.

The Investments of Ivy High Income Fund

March 31, 2008

COMMON STOCKS	Shares	Value
Business Equipment and Services – 0.11%		
Global Cash Access, Inc.*	28,000	$ 164,080
Hotels and Gaming – 0.06%		
Pinnacle Entertainment, Inc.*	7,000	89,600
Retail – Specialty Stores – 0.27%		
Inergy, L.P.	15,000	418,575
TOTAL COMMON STOCKS – 0.44%		$ 672,255
(Cost: $743,320)		

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	
Air Transportation – 0.30%		
Delta Air Lines, Inc.,		
8.954%, 8–10–14 (A)	$ 491	456,432
Apparel – 0.97%		
Oxford Industries, Inc.,		
8.875%, 6–1–11	225	213,750
Perry Ellis International, Inc.,		
8.875%, 9–15–13	1,335	1,274,925
		1,488,675
Beverages – 0.16%		
Constellation Brands, Inc.,		
8.125%, 1–15–12	250	252,500
Broadcasting – 1.14%		
Clear Channel Communications, Inc.,		
7.65%, 9–15–10	1,650	1,743,202
Business Equipment and Services – 10.91%		
Education Management LLC and Education		
Management Finance Corp.,		
10.25%, 6–1–16	5,000	3,975,000
Iron Mountain Incorporated,		
8.625%, 4–1–13	1,000	1,010,000
R.H. Donnelley Corporation,		
6.875%, 1–15–13	2,500	1,525,000

See Notes to Schedule of Investments on page 196.

The Investments of Ivy High Income Fund

March 31, 2008

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Business Equipment and Services (Continued)		
SunGard Data Systems Inc.:		
9.125%, 8–15–13	$2,375	$ 2,398,750
10.25%, 8–15–15	2,500	2,512,500
VNU, Inc.:		
5.34625%, 8–9–13 (B)	620	559,499
5.34625%, 8–9–13 (B)	372	336,174
West Corporation:		
9.5%, 10–15–14	175	156,625
11.0%, 10–15–16	5,000	4,225,000
		16,698,548
Capital Equipment – 3.68%		
Simmons Bedding Company,		
7.875%, 1–15–14	1,000	820,000
Simmons Company,		
0.0%, 12–15–14 (C)	7,455	4,808,475
		5,628,475
Chemicals – Petroleum and Inorganic – 0.76%		
Nalco Company,		
7.75%, 11–15–11	1,150	1,164,375
Chemicals – Specialty – 5.49%		
Compass Minerals International, Inc.,		
0.0%, 6–1–13 (C)	1,000	1,045,000
Huntsman International LLC,		
7.375%, 1–1–15	950	983,250
Momentive Performance Materials Inc.:		
9.75%, 12–1–14	1,750	1,570,625
11.5%, 12–1–16	3,000	2,283,750
Mosaic Company (The):		
7.375%, 12–1–14 (A)	195	208,650
7.625%, 12–1–16 (A)	2,150	2,311,250
		8,402,525
Communications Equipment – 0.49%		
Intelsat Sub Holdco,		
8.25%, 1–15–13	750	755,625
Computers – Peripherals – 1.47%		
ASG Consolidated LLC and ASG Finance, Inc.,		
0.0%, 11–1–11 (C)	2,500	2,250,000

See Notes to Schedule of Investments on page 196.

The Investments of Ivy High Income Fund

March 31, 2008

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Construction Materials – 3.77%		
CPG International I Inc.,		
10.5%, 7–1–13	$ 500	$ 420,000
Interface, Inc.,		
9.5%, 2–1–14	2,045	2,116,575
Norcraft Companies, L.P. and Norcraft Finance Corp.,		
0.0%, 9–1–12 (C)	200	175,000
Norcraft Holdings, L.P. and Norcraft Capital Corp.,		
9.0%, 11–1–11	500	503,750
Ply Gem Industries, Inc.,		
9.0%, 2–15–12	3,500	2,555,000
		5,770,325
Electronic Components – 1.06%		
Freescale Semiconductor, Inc.:		
8.875%, 12–15–14	1,000	782,500
10.125%, 12–15–16	1,250	843,750
		1,626,250
Finance Companies – 9.63%		
Ford Motor Credit Company:		
9.75%, 9–15–10	1,000	891,310
8.0%, 12–15–16	1,500	1,174,882
General Motors Acceptance Corporation,		
6.875%, 9–15–11	1,500	1,149,055
PIH Acquisition Co.,		
10.75%, 10–1–13	675	523,125
Sally Holdings LLC and Sally Capital Inc.:		
9.25%, 11–15–14	1,000	997,500
10.5%, 11–15–16	6,500	6,012,500
WMG Holdings Corp.,		
0.0%, 12–15–14 (C)	1,500	780,000
Xerox Capital Trust I,		
8.0%, 2–1–27	3,250	3,208,732
		14,737,104
Food and Related – 1.67%		
Pierre Merger Corp.,		
9.875%, 7–15–12	2,525	1,388,750
Reddy Ice Holdings, Inc.,		
0.0%, 11–1–12 (C)	1,435	1,169,525
		2,558,275
Forest and Paper Products – 4.50%		
Buckeye Technologies Inc.:		
8.0%, 10–15–10	5,478	5,471,152
8.5%, 10–1–13	1,400	1,414,000
		6,885,152

See Notes to Schedule of Investments on page 196.

The Investments of Ivy High Income Fund

March 31, 2008

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Health Care – Drugs – 0.65%		
Warner Chilcott Corporation,		
8.75%, 2–1–15	$1,000	$ 1,000,000
Health Care – General – 0.47%		
ReAble Therapeutics Finance LLC and ReAble		
Therapeutics Finance Corporation:		
10.875%, 11–15–14 (A)	300	282,000
11.75%, 11–15–14	500	437,500
		719,500
Hospital Supply and Management – 4.99%		
CHS/Community Health Systems, Inc.,		
8.875%, 7–15–15	2,000	2,007,500
HCA Inc.:		
6.95%, 5–1–12	100	94,000
6.75%, 7–15–13	500	442,500
HealthSouth Corporation,		
10.82875%, 6–15–14 (B)	1,400	1,351,000
Rural/Metro Corporation,		
0.0%, 3–15–16 (C)	320	232,000
Rural/Metro Operating Company, LLC and		
Rural/Metro (Delaware) Inc.,		
9.875%, 3–15–15	300	265,500
US Oncology, Inc.:		
9.0%, 8–15–12	2,000	1,990,000
10.75%, 8–15–14	1,275	1,259,063
		7,641,563
Hotels and Gaming – 6.52%		
Gaylord Entertainment Company:		
8.0%, 11–15–13	1,250	1,159,375
6.75%, 11–15–14	750	652,500
Inn of the Mountain Gods Resort and Casino,		
12.0%, 11–15–10	1,500	1,455,000
MGM MIRAGE:		
8.5%, 9–15–10	500	516,250
8.375%, 2–1–11	500	501,250
Penn National Gaming, Inc.,		
6.75%, 3–1–15	700	635,250
Pinnacle Entertainment, Inc.:		
8.25%, 3–15–12	2,445	2,304,412
8.75%, 10–1–13	1,000	985,000
7.5%, 6–15–15 (D)	2,250	1,771,875
		9,980,912

See Notes to Schedule of Investments on page 196.

The Investments of Ivy High Income Fund

March 31, 2008

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Household – General Products – 4.27%		
Central Garden & Pet Company,		
9.125%, 2–1–13	$6,000	$ 4,845,000
Sealy Mattress Company,		
8.25%, 6–15–14	500	417,500
Solo Cup Company,		
8.5%, 2–15–14	1,500	1,267,500
		6,530,000
Mining – 0.69%		
Freeport-McMoRan Copper & Gold Inc.,		
8.25%, 4–1–15	1,000	**1,055,000**
Motion Pictures – 0.31%		
AMC Entertainment Inc.,		
11.0%, 2–1–16	500	**468,125**
Motor Vehicles – 3.44%		
AutoNation, Inc.,		
6.2575%, 4–15–13 (B)	1,000	820,000
AutoNation, Inc.,		
7.0%, 4–15–14	2,500	2,218,750
Group 1 Automotive, Inc.,		
8.25%, 8–15–13	1,625	1,527,500
Sonic Automotive, Inc.,		
8.625%, 8–15–13	750	693,750
		5,260,000
Multiple Industry – 2.73%		
Hawker Beechcraft Acquisition Company, LLC and Hawker Beechcraft Notes Company:		
8.875%, 4–1–15	1,000	978,125
9.75%, 4–1–17	1,750	1,741,250
UCI Holdco, Inc.,		
12.49063%, 12–15–13 (B)(E).	1,164	1,005,646
Umbrella Acquisition, Inc.,		
9.75%, 3–15–15 (A)	750	453,750
		4,178,771
Petroleum – Domestic – 0.67%		
Petrohawk Energy Corporation,		
9.125%, 7–15–13	1,000	**1,027,500**
Petroleum – Services – 0.17%		
R&B Falcon Corporation,		
9.5%, 12–15–08	250	**261,314**

See Notes to Schedule of Investments on page 196.

The Investments of Ivy High Income Fund

March 31, 2008

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Publishing – 0.15%		
Dex Media West LLC and Dex Media West Finance Co.,		
8.5%, 8–15–10	$ 230	$ 223,675
Railroad – 1.74%		
Kansas City Southern Railway Company (The):		
9.5%, 10–1–08	2,050	2,078,187
7.5%, 6–15–09	580	588,700
		2,666,887
Restaurants – 2.22%		
NPC International, Inc.,		
9.5%, 5–1–14	3,750	3,393,750
Retail – Food Stores – 0.67%		
Pantry, Inc. (The),		
7.75%, 2–15–14	600	528,000
Stater Bros. Holdings Inc.,		
8.125%, 6–15–12	500	501,250
		1,029,250
Retail – General Merchandise – 2.52%		
Dollar General Corporation:		
5.4213%, 7–6–14 (B)	500	415,355
5.4275%, 7–6–14 (B)	1,167	969,162
5.99%, 7–6–14 (B)	333	276,903
10.625%, 7–15–15 (A)	2,000	1,930,000
11.875%, 7–15–17 (A)	300	262,500
		3,853,920
Retail – Specialty Stores – 4.12%		
Jostens IH Corp.,		
7.625%, 10–1–12	500	486,250
Visant Holding Corp.,		
8.75%, 12–1–13	6,225	5,820,375
		6,306,625
Security and Commodity Brokers – 1.84%		
CIT Group Inc.,		
4.25%, 2–1–10	1,500	1,231,567
Global Cash Access, L.L.C. and Global Cash Access Finance Corporation,		
8.75%, 3–15–12	1,622	1,593,615
		2,825,182

See Notes to Schedule of Investments on page 196.

The Investments of Ivy High Income Fund

March 31, 2008

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Utilities – Electric – 2.67%		
Energy Future Holdings Corp.:		
6.4775%, 10–10–14 (B)	$ 322	$ 292,880
6.59625%, 10–10–14 (B)	1,922	1,749,404
Mirant Americas Generation, Inc.,		
8.3%, 5–1–11	2,000	2,040,000
		4,082,284
Utilities – Gas and Pipeline – 0.34%		
Sonat Inc.,		
7.625%, 7–15–11	500	**516,944**
Utilities – Telephone – 2.45%		
ALLTEL Corporation,		
7.0%, 7–1–12	3,000	2,400,000
MetroPCS Communications, Inc.,		
9.25%, 11–1–14	1,475	1,357,000
		3,757,000
TOTAL CORPORATE DEBT SECURITIES – 89.63%		**$137,195,665**
(Cost: $149,897,929)		
SHORT-TERM SECURITIES		
Beverages – 3.26%		
Diageo Capital plc (Diageo plc),		
3.0%, 4–25–08	5,000	**4,990,000**
Household – General Products – 0.98%		
Clorox Co.,		
3.37%, 4–1–08	1,500	**1,500,000**
Publishing – 1.31%		
Gannett Co., Inc.,		
3.2%, 4–17–08	2,000	**1,997,156**
Restaurants – 1.30%		
Starbucks Corporation,		
2.9%, 5–2–08	2,000	**1,995,005**
Retail – Food Stores – 2.52%		
Kroger Co. (The),		
3.8%, 4–1–08	3,861	**3,861,000**

See Notes to Schedule of Investments on page 196.

The Investments of Ivy High Income Fund

March 31, 2008

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Utilities – Gas and Pipeline – 1.31%		
Questar Corporation,		
3.25%, 4–3–08	$2,000	$ 1,999,639
TOTAL SHORT-TERM SECURITIES – 10.68%		$ 16,342,800
(Cost: $16,342,800)		
TOTAL INVESTMENT SECURITIES – 100.75%		$154,210,720
(Cost: $166,984,049)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.75%)		(1,154,627)
NET ASSETS – 100.00%		$153,056,093

Notes to Schedule of Investments

   *No dividends were paid during the preceding 12 months.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Directors. At March 31, 2008, the total value of these securities amounted to $5,904,582 or 3.86% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2008.

(C) These securities do not bear interest for an initial period of time and subsequently become interest bearing.

(D) Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. This security has been determined to be illiquid under guidelines established by the Board of Directors. At March 31, 2008, the total value of this security amounted to 1.16% of net assets.

(E) Payment in kind bonds.

   See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

   See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY HIGH INCOME FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $166,984) (Notes 1 and 3)	$154,211
Cash	492
Receivables:	
Dividends and interest.	3,409
Fund shares sold.	319
Prepaid and other assets	26
Total assets	158,457

LIABILITIES

Payable for investment securities purchased	4,915
Payable to Fund shareholders	379
Accrued shareholder servicing (Note 2).	47
Accrued accounting services fee (Note 2)	6
Accrued management fee (Note 2)	3
Accrued service fee (Note 2)	1
Accrued distribution fee (Note 2)	—*
Other.	50
Total liabilities	5,401
Total net assets.	$153,056

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Assets and Liabilities

IVY HIGH INCOME FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)   *(Continued)*

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 191
Additional paid-in capital	168,080
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	116
Accumulated undistributed net realized loss	
on investment transactions	(2,558)
Net unrealized depreciation in value of investments.	(12,773)
Net assets applicable to outstanding units of capital.	$153,056
Net asset value per share (net assets divided by shares outstanding):	
Class A	$8.01
Class B	$8.01
Class C	$8.01
Class E	$8.00
Class I	$8.01
Class Y	$8.02
Capital shares outstanding:	
Class A	15,802
Class B	819
Class C	1,813
Class E	75
Class I	37
Class Y	563
Capital shares authorized	175,000

See Notes to Financial Statements.

Statement of Operations

IVY HIGH INCOME FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$12,331
Dividends.	8
Total income	12,339
Expenses (Note 2):	
Investment management fee.	849
Shareholder servicing:	
Class A	324
Class B	43
Class C	62
Class E	4
Class I	—*
Class Y	8
Service fee:	
Class A	266
Class B	18
Class C	42
Distribution fee:	
Class B	53
Class C	125
Class E	1
Class Y	13
Registration fees	89
Accounting services fee	68
Audit fees.	11
Legal fees	7
Custodian fees.	5
Other	62
Total expenses	2,050
Net investment income	10,289

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on securities.	(1,196)
Realized net gain on swap agreements	822
Realized net loss on investments	(374)
Unrealized depreciation in value of investments during the period	(15,331)
Net loss on investments.	(15,705)
Net decrease in net assets resulting from operations	$ (5,416)

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY HIGH INCOME FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2008	**2007**
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 10,289	$ 6,244
Realized net gain (loss) on investments	(374)	2,092
Unrealized appreciation (depreciation)	(15,331)	1,718
Net increase (decrease) in net assets resulting from operations	(5,416)	10,054
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(8,074)	(4,057)
Class B	(465)	(378)
Class C	(1,122)	(1,072)
Class E	(31)	NA
Class I	(19)	NA
Class Y	(387)	(737)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class Y	(—)	(—)
	(10,098)	(6,244)
Capital share transactions (Note 5)	54,878	38,164
Total increase	39,364	41,974
NET ASSETS		
Beginning of period.	113,692	71,718
End of period.	$153,056	$113,692
Undistributed net investment income (loss)	$ 116	$ (—)*

*Not shown due to rounding.
(1)See "Financial Highlights" on pages 201 - 206.

Financial Highlights

IVY HIGH INCOME FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$8.92	$8.60	$8.69	$8.85	$8.07
Income (loss) from investment operations:					
Net investment income	0.66	0.62	0.58	0.57	0.56
Net realized and unrealized gain (loss) on investments.	(0.92)	0.32	(0.09)	(0.16)	0.78
Total from investment operations . . .	(0.26)	0.94	0.49	0.41	1.34
Less distributions from:					
Net investment income	(0.65)	(0.62)	(0.58)	(0.57)	(0.56)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.65)	(0.62)	(0.58)	(0.57)	(0.56)
Net asset value, end of period	$8.01	$8.92	$8.60	$8.69	$8.85
Total return[1]	−3.04%	11.39%	5.80%	4.69%	17.24%
Net assets, end of period (in millions)	$127	$79	$39	$32	$18
Ratio of expenses to average net assets	1.36%	1.38%	1.45%	1.44%	1.39%
Ratio of net investment income to average net assets	7.76%	7.20%	6.70%	6.43%	6.62%
Portfolio turnover rate.	83%	98%	45%	54%	78%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

See Notes to Financial Statements.

Financial Highlights

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$8.92	$8.60	$8.69	$8.85	$8.07
Income (loss) from investment operations:					
Net investment income	0.56	0.53	0.50	0.49	0.50
Net realized and unrealized gain (loss) on investments.	(0.91)	0.32	(0.09)	(0.16)	0.78
Total from investment operations . . .	(0.35)	0.85	0.41	0.33	1.28
Less distributions from:					
Net investment income	(0.56)	(0.53)	(0.50)	(0.49)	(0.50)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.56)	(0.53)	(0.50)	(0.49)	(0.50)
Net asset value, end of period	$8.01	$8.92	$8.60	$8.69	$8.85
Total return	−4.06%	10.24%	4.85%	3.80%	16.22%
Net assets, end of period (in millions)	$7	$7	$6	$5	$4
Ratio of expenses to average net assets	2.43%	2.43%	2.36%	2.31%	2.28%
Ratio of net investment income to average net assets	6.62%	6.14%	5.79%	5.56%	5.78%
Portfolio turnover rate.	83%	98%	45%	54%	78%

See Notes to Financial Statements.

Financial Highlights

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$8.92	$8.60	$8.69	$8.85	$8.07
Income (loss) from investment operations:					
Net investment income	0.59	0.55	0.51	0.50	0.50
Net realized and unrealized gain (loss) on investments.	(0.92)	0.32	(0.09)	(0.16)	0.78
Total from investment operations	(0.33)	0.87	0.42	0.34	1.28
Less distributions from:					
Net investment income	(0.58)	(0.55)	(0.51)	(0.50)	(0.50)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.58)	(0.55)	(0.51)	(0.50)	(0.50)
Net asset value, end of period	$8.01	$8.92	$8.60	$8.69	$8.85
Total return	−3.84%	10.51%	5.00%	3.90%	16.30%
Net assets, end of period (in millions)	$14	$17	$17	$22	$23
Ratio of expenses to average net assets	2.18%	2.18%	2.21%	2.20%	2.21%
Ratio of net investment income to average net assets	6.86%	6.39%	5.94%	5.67%	5.89%
Portfolio turnover rate.	83%	98%	45%	54%	78%

See Notes to Financial Statements.

Financial Highlights

IVY HIGH INCOME FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$ 8.92
Income (loss) from investment operations:	
Net investment income	0.62[2]
Net realized and unrealized loss on investments	(0.93)[2]
Total from investment operations	(0.31)
Less distributions from:	
Net investment income	(0.61)
Capital gains	(0.00)
Total distributions	(0.61)
Net asset value, end of period	$ 8.00
Total return[3]	−3.69%
Net assets, end of period (in millions)	$1
Ratio of expenses to average net assets	1.97%[4]
Ratio of net investment income to average net assets	7.19%[4]
Portfolio turnover rate	83%[5]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)For the fiscal year ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY HIGH INCOME FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$ 8.92
Income (loss) from investment operations:	
Net investment income	0.79[2]
Net realized and unrealized loss on investments	(0.94)[2]
Total from investment operations	(0.15)
Less distributions from:	
Net investment income	(0.76)
Capital gains	(0.00)
Total distributions	(0.76)
Net asset value, end of period	$ 8.01
Total return	−1.90%
Net assets, end of period (in thousands)	$300
Ratio of expenses to average net assets	0.99%[3]
Ratio of net investment income to average net assets	8.11%[3]
Portfolio turnover rate	83%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the fiscal year ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

| | For the fiscal year ended March 31, | | | | |
	2008	2007	2006	2005	2004
Net asset value, beginning of period	$8.92	$8.60	$8.69	$8.85	$8.07
Income (loss) from investment operations:					
Net investment income	0.68	0.64	0.59	0.58	0.58
Net realized and unrealized gain (loss) on investments.	(0.92)	0.32	(0.09)	(0.16)	0.78
Total from investment operations	(0.24)	0.96	0.50	0.42	1.36
Less distributions from:					
Net investment income	(0.66)	(0.64)	(0.59)	(0.58)	(0.58)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.66)	(0.64)	(0.59)	(0.58)	(0.58)
Net asset value, end of period	$8.02	$8.92	$8.60	$8.69	$8.85
Total return	−2.78%	11.60%	6.00%	4.83%	17.36%
Net assets, end of period (in millions)	$4	$11	$10	$9	$10
Ratio of expenses to average net assets	1.20%	1.20%	1.25%	1.30%	1.30%
Ratio of net investment income to average net assets	7.85%	7.37%	6.90%	6.57%	6.82%
Portfolio turnover rate.	83%	98%	45%	54%	78%

See Notes to Financial Statements.

Manager's Discussion of
Ivy Limited-Term Bond Fund

March 31, 2008



Below, James C. Cusser, CFA, portfolio manager of the Ivy Limited-Term Bond Fund, discusses the Fund's positioning, performance and results for the fiscal year ended March 31, 2008. He has 32 years of industry experience and has managed the Fund for one year.



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas show the past three years of quarterly data. Source: Morningstar

The Fund increased 6.19 percent (Class C shares) for the 12 months ended March 31, 2008, compared with an 8.90 percent rise in the Citigroup 1–5 Years Treasury/Government Sponsored/Credit Index (reflecting the performance of securities that generally represent the short- and intermediate-term bond market). The Lipper Short-Intermediate Investment Grade Debt Funds Universe Average (reflecting the performance of funds with similar investment objectives) increased 4.25 percent during the period. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Widespread misery in fixed income

Over the past year the bond market was miserable for everything except U.S. Treasury securities. Virtually every segment of the bond market did poorly as credit markets plummeted and market liquidity dried up. At some points in the year, bonds couldn't trade at all. The Fund did better than its peer group because we avoided many of the most problematic segments of the market and concentrated on some of the better-performing, though low initial-yielding, segments of the market.

The Fund was underweight in corporate bonds, especially underweight financial corporations. We also were underweight non-agency mortgage securities, equal-weight in Treasuries and overweight cash investments. This positioning had a positive effect on our results relative to the Fund's peers.

Over the past year weakness in the residential mortgage market became apparent. That weakness spread progressively through the consumer finance, homebuilder and investment finance sectors. As you might have guessed, the worst-performing segments of the corporate bond market were in just those industries. Other segments of the market fell as well, but we suspect in those other segments, such as pharmaceuticals, the decline was more attributable to the illiquidity of the markets than to the fundamental credit of the borrower.

The shocking magnitude of the financial firms' leverage to those sectors – such as subprime mortgages, financial intermediaries, etc., along with the resulting write-downs on balance sheets – seized-up the credit markets. So-called bid-ask spreads, which are the difference between a security buyer's willingness to purchase a bond and a seller's willingness to sell, grew and grew. At some points, there were no bids and no offers on hitherto easily traded "liquid" securities. Many securities could not be sold – not because anyone seriously doubted the credit of the issuer, but because the typical agents of the transaction, the large investment banking firms, could not or did not supply their trading desks with sufficient capital. Investment banks themselves invested in the very complex, highly leveraged securities tied to subprime mortgages, among other bad investments.

High-quality corporate debt worked well

Fortunately, the Fund had substantial exposure to Treasury securities and money market positions going into this tumult. This permitted us to make initial investments in such high-quality corporate bonds at propitious prices and as the market allowed. With cash we also purchased more Treasury bonds, and when it became apparent that political currents were going to favor U.S. government-sponsored enterprises, like Federal Home Loan Mortgage Corporation and Federal National Mortgage Association, we added to our positions in these bonds as well.

During this period, the Federal Reserve took unprecedented steps in an effort to reduce market imbalances. To be sure, the Fed did lower its target rate six times in a year, for a total of 3.00 percent – from 5.25 percent to 2.25 percent at the end of the fiscal year. Long-term rates fell, too, but not as much. Whereas two-year Treasury notes declined some 2.96 percent in yield, 30-year bonds fell only 0.55 percent in the same period. The best-performing segment of the Treasury

market was at the 10-year mark – short enough in maturity to be influenced by the Fed's action, and long enough in duration to have a very positive price response to the interest rate drop.

This aggressive reduction in Fed rates would be considered a typical response by the government. But what was extraordinary was the Fed's purchase of non-government-backed debt. Typically, the Fed buys or sells Treasury securities from its own portfolio in order to influence short-term interest rates, so-called open-market operations. But now, in order to break up a "frozen credit market," the Fed purchased non-government mortgages. This was supposed to free up capital in order to provide private market participants the wherewithal to clear the markets.

Furthermore, in order to directly attack the proximate cause of illiquidity, the Fed facilitated the JPMorgan Chase offer for Bear Stearns Cos., a firm at the center of the storm. This has helped the markets. Since these unusual events, market liquidity has improved somewhat. However, we believe the blurring of the line between purely monetary policy and the political realm of fiscal policy will eventually extract a price. We suspect the U.S. economy will pay a price in terms of a weaker dollar, higher interest rates and more inflation to fix the problems brought about by bad investment decisions.

Portfolio Characteristics	
As of March 31, 2008	
Average maturity	2.40 years
Effective duration	2.08 years
Weighted average bond rating	AAA

Our outlook

We believe things are backing away from the brink. As they do, we believe investors will seek more risk and reduce their holdings of ultra-safe Treasury securities and increase holdings, once again, in lower quality bonds and equities. All other things being equal, we feel this ought to raise interest rates and reduce the spread between corporate bonds, agency debentures and mortgages relative to the Treasury curve. However, in these nearly historic circumstances, all things will probably not be equal.

We anticipate a good deal of volatility as the market digests and perhaps disgorges the bad investments our economy has made. We will need to see some stability in the housing market. It will take another year or two to work down those excessive inventories, in our opinion. Accountants and insurance and bank commissioners will have to grapple with mark-to-market pricing. Until willing buyers and sellers can agree on market-clearing prices, we believe a greater amount than usual of the nation's investment capital will be hard to access.

And, of course, this is an election year. After many months of debates and talking-head analysis, there is still no clear picture what the next government's fiscal policy will be in matters of most concern to investors. Indeed, some of the campaign rhetoric points toward limiting the formation of new investment capital. Here we refer to higher income taxes and the sunset of dividend, capital gain and death tax provisions. Given all this, we will be vigilant in seeking to protect the Fund's principal but also be on the lookout to add what we feel are high-quality reasonable-yielding bond investments.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———— Ivy Limited-Term Bond Fund, Class C Shares[1]	$14,213
— — — Citigroup 1–5 Years Treasury/Government Sponsored/Credit Index . .	$17,177
- - - - - Lipper Short-Intermediate Investment Grade Debt Funds Universe Average	$15,601



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class C based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]						
	Class A	Class B	Class C[4]	Class E	Class I	Class Y
1-year period ended 3-31-08	4.45%	2.21%	6.19%	—	—	7.25%
5-year period ended 3-31-08	2.67%	2.08%	2.30%	—	—	3.31%
10-year period ended 3-31-08 . . .	—	—	3.58%	—	—	4.57%
Since inception of Class[5] through 3-31-08	4.18%	3.67%	—	—	—	—
Cumulative return since inception of Class[5] through 3-31-08	—	—	—	4.63%	8.31 %	—

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 2.50%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3) Performance data from 3-24-00 represents the actual performance of Class C shares. Performance data prior to 3-24-00 represents the performance of the Fund's original Class B shares. The original Class B shares were combined with Class C shares effective 3-24-00, and redesignated as Class C shares. The original Class B's performance has been adjusted to reflect the current contingent deferred sales charge (CDSC) structure applicable to Class C (1.00% maximum and declining to zero at the end of the first year after investment). Accordingly, these returns reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase. New Class B shares, with fees and expenses different from the original Class B shares, were added to the Fund on 6-30-00.

(4) Class E shares are not currently available for investment.

(5) 8-17-00 for Class A shares, 7-3-00 for Class B shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY LIMITED-TERM BOND FUND

Portfolio Highlights

On March 31, 2008, Ivy Limited-Term Bond Fund had net assets totaling $94,894,889 invested in a diversified portfolio of:

66.26%	United States Government and Government Agency Obligations
17.09%	Cash and Cash Equivalents
15.94%	Corporate Debt Securities
0.71%	Municipal Obligations – Taxable

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund owned:



United States Government and Government Agency Obligations	$66.26
Cash and Cash Equivalents	$17.09
Financial Services Bonds	$ 5.92
Utilities Bonds	$ 2.32
Miscellaneous Bonds[1].	$ 2.19
Consumer Services Bonds	$ 2.13
Raw Materials Bonds	$ 1.75
Technology Bonds.	$ 1.63
Municipal Obligations – Taxable	$ 0.71

[1]Includes $1.06 Business Equipment and Services Bonds, $0.57 Energy Bonds and $0.56 Health Care Bonds.

Quality Weightings

On March 31, 2008, the breakdown of bonds (by ratings) held by the Fund was as follows:



AAA	65.68%
AA	3.80%
A	8.00%
BBB	2.09%
Not-Rated	3.34%
Cash and Cash Equivalents	17.09%

Ratings reflected in the wheel are taken from Standard & Poor's.

The Investments of Ivy Limited-Term Bond Fund

March 31, 2008

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Broadcasting – 1.05%		
Cox Communications, Inc.,		
4.625%, 1–15–10	$1,000	$ 1,001,031
Business Equipment and Services – 1.06%		
International Lease Finance Corporation,		
5.0%, 4–15–10	1,000	1,001,046
Chemicals – Petroleum and Inorganic – 0.66%		
E.I. du Pont de Nemours and Company,		
5.0%, 1–15–13	600	625,016
Communication Equipment – 1.05%		
Cisco Systems, Inc.,		
3.15813%, 2–20–09 (A).	1,000	999,996
Computers – Main and Mini – 0.58%		
Hewlett-Packard Company,		
6.5%, 7–1–12	500	546,070
Finance Companies – 2.60%		
General Electric Capital Corporation:		
4.625%, 4–10–12 (A).	1,000	956,699
5.25%, 10–19–12	550	571,746
IBM International Group Capital LLC,		
5.05%, 10–22–12	400	417,992
TIAA Global Markets, Inc.,		
5.125%, 10–10–12 (B)	500	517,496
		2,463,933
Health Care – Drugs – 0.56%		
Abbott Laboratories,		
5.6%, 5–15–11	500	531,410
Insurance – Property and Casualty – 0.60%		
Berkshire Hathaway Finance Corporation,		
4.75%, 5–15–12	550	571,850
Leisure Time Industry – 1.08%		
Walt Disney Company (The),		
4.7%, 12–1–12	1,000	1,026,882

See Notes to Schedule of Investments on page 218.

The Investments of Ivy Limited-Term Bond Fund

March 31, 2008

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Mining – 1.09%		
BHP Billiton Finance (USA) Limited,		
5.0%, 12–15–10	$1,000	$ 1,029,605
Petroleum – Domestic – 0.57%		
Duke Energy Corporation,		
6.25%, 1–15–12	500	537,137
Security and Commodity Brokers – 2.72%		
JPMorgan Chase & Co.,		
5.375%, 10–1–12	2,000	2,077,490
Merrill Lynch & Co., Inc.,		
6.05%, 8–15–12	500	508,012
		2,585,502
Utilities – Telephone – 2.32%		
AT&T Inc.,		
4.95%, 1–15–13	500	501,906
AT&T Wireless Services, Inc.,		
7.875%, 3–1–11	200	217,599
British Telecommunications plc,		
5.15%, 1–15–13	1,000	985,863
SBC Communications Inc.,		
3.2775%, 11–14–08 (A).	500	500,054
		2,205,422
TOTAL CORPORATE DEBT SECURITIES – 15.94%		**$15,124,900**
(Cost: $14,975,644)		
MUNICIPAL OBLIGATIONS – TAXABLE – 0.71%		
Missouri		
Missouri Development Finance Board, Taxable Infrastructure Facilities Revenue Bonds (City of Independence, Missouri – Crackerneck Creek Project), Series 2006A:		
5.35%, 3–1–10	515	525,938
5.3%, 3–1–09	150	151,641
(Cost: $665,000)		$ 677,579

See Notes to Schedule of Investments on page 218.

The Investments of Ivy Limited-Term Bond Fund

March 31, 2008

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal Amount in Thousands	Value
Agency Obligations – 22.60%		
Federal Agricultural Mortgage Corporation Guaranteed Notes Trust 2006–1,		
4.875%, 1–14–11 (C)	$3,000	$ 3,173,100
Federal Farm Credit Bank:		
3.75%, 12–6–10	500	515,176
4.99%, 12–24–14	1,500	1,545,192
Federal Home Loan Bank,		
5.0%, 1–15–15	1,500	1,549,804
Federal Home Loan Mortgage Corporation:		
3.625%, 9–15–08	2,350	2,363,115
5.0%, 10–18–10	1,000	1,060,565
5.25%, 10–1–12	800	809,812
5.375%, 1–9–14	2,500	2,543,080
Federal National Mortgage Association:		
5.08%, 5–14–10	3,000	3,093,756
5.3%, 5–7–12	1,150	1,172,009
5.125%, 11–2–12	1,000	1,044,091
4.0%, 1–18–13	2,500	2,579,640
		21,449,340
Mortgage-Backed Obligations – 35.63%		
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates:		
5.422%, 4–1–36 (A)	773	777,878
5.684%, 7–1–36 (A)	1,202	1,233,892
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
4.0%, 12–15–12	271	271,477
3.5%, 12–15–16	559	554,333
5.5%, 10–15–23 (Interest Only)	1,031	25,171
5.0%, 6–15–24 (Interest Only)	1,340	66,084
4.25%, 3–15–31	393	391,485
5.0%, 5–15–31	2,352	2,384,590
4.0%, 11–15–32	879	872,107
5.5%, 5–15–34	741	762,181
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
5.5%, 1–1–17	137	140,647
5.5%, 5–1–17	138	142,010
4.5%, 4–1–18	916	915,912
5.5%, 3–1–22	953	974,913
6.0%, 11–1–36	3,452	3,544,208

See Notes to Schedule of Investments on page 218.

The Investments of Ivy Limited-Term Bond Fund

March 31, 2008

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation		
Non-Agency REMIC/CMO,		
5.5%, 3–15–31	$1,500	$ 1,543,890
Federal National Mortgage Association		
Agency REMIC/CMO:		
5.5%, 6–25–18	2,371	2,461,876
5.0%, 9–25–18	1,500	1,548,439
5.0%, 6–25–22	745	754,253
5.5%, 11–25–36 (Interest Only)	1,585	343,975
Federal National Mortgage Association Fixed Rate		
Pass-Through Certificates:		
7.0%, 10–1–14	21	22,205
5.5%, 2–1–17	438	449,373
5.0%, 11–1–17	507	514,184
5.5%, 1–1–18	453	464,548
5.0%, 3–1–18	766	776,501
4.5%, 6–1–19	581	580,257
4.5%, 8–1–19	924	922,888
5.0%, 12–1–19	550	557,483
5.5%, 11–1–22	1,961	2,003,500
5.5%, 2–1–33	1,022	1,035,657
6.5%, 11–1–37	3,000	3,081,249
5.5%, 1–25–39	897	916,576
Government National Mortgage Association Fixed Rate		
Pass-Through Certificates:		
6.5%, 1–15–14	38	39,272
6.0%, 5–15–14	122	125,606
5.5%, 1–15–17	151	155,043
6.0%, 1–15–17	135	139,958
5.5%, 7–15–17	313	321,079
5.0%, 12–15–17	907	922,554
4.0%, 9–15–18	938	923,612
7.0%, 10–15–28	26	28,112
7.0%, 4–15–29	17	17,698
7.0%, 7–15–29	39	42,028
Government National Mortgage Association		
Non-Agency REMIC/CMO,		
4.0%, 1–16–30	64	63,259
		33,811,963

See Notes to Schedule of Investments on page 218.

The Investments of Ivy Limited-Term Bond Fund

March 31, 2008

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Treasury Obligations – 8.03%		
United States Treasury Notes:		
4.0%, 4–15–10	$1,000	$ 1,048,359
5.0%, 8–15–11	3,000	3,302,109
4.375%, 8–15–12	1,500	1,632,891
4.25%, 8–15–13	1,500	1,633,711
		7,617,070
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 66.26%		**$62,878,373**
(Cost: $61,265,932)		
SHORT-TERM SECURITIES		
Commercial Paper		
Capital Equipment – 2.11%		
Illinois Tool Works Inc.,		
2.25%, 4–18–08	2,000	**1,997,875**
Forest and Paper Products – 3.98%		
Sonoco Products Co.,		
3.55%, 4–1–08	3,777	**3,777,000**
Retail – Food Stores – 2.11%		
Walgreen Co.,		
2.32%, 4–4–08	2,000	**1,999,613**
Utilities – Electric – 4.74%		
Detroit Edison Co.,		
2.87%, 4–1–08	2,000	2,000,000
Wisconsin Electric Power Co.,		
2.47%, 4–4–08	2,500	2,499,486
		4,499,486
Total Commercial Paper – 12.94%		**12,273,974**
United States Government Agency Obligations – 3.16%		
Federal Home Loan Bank,		
1.5%, 4–1–08	3,000	**3,000,000**
TOTAL SHORT-TERM SECURITIES – 16.10%		**$15,273,974**
(Cost: $15,273,974)		

See Notes to Schedule of Investments on page 218.

The Investments of Ivy Limited-Term Bond Fund

March 31, 2008

	Value
TOTAL INVESTMENT SECURITIES – 99.01%	**$93,954,826**
(Cost: $92,180,550)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.99%	**940,063**
NET ASSETS – 100.00%	**$94,894,889**

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2008.

(B) Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. This security has been determined to be illiquid under guidelines established by the Board of Directors. At March 31, 2008, the total value of this security amounted to 0.55% of net assets.

(C) Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. This security has been determined to be liquid under guidelines established by the Board of Directors. At March 31, 2008, the total value of this security amounted to 3.34% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY LIMITED-TERM BOND FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $92,181) (Notes 1 and 3)	$93,955
Receivables:	
Fund shares sold.	942
Interest.	746
Investment securities sold.	22
Prepaid and other assets	24
Total assets	95,689

LIABILITIES

Payable for investment securities purchased	545
Payable to Fund shareholders	138
Dividends payable.	33
Accrued shareholder servicing (Note 2).	22
Due to custodian.	7
Accrued accounting services fee (Note 2)	4
Accrued management fee (Note 2)	1
Accrued service fee (Note 2)	1
Accrued distribution fee (Note 2)	—*
Other.	43
Total liabilities	794
Total net assets.	$94,895

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Assets and Liabilities

IVY LIMITED-TERM BOND FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)   *(Continued)*

NET ASSETS

$0.01 par value capital stock:		
Capital stock	$	91
Additional paid-in capital		93,253
Accumulated undistributed income (loss):		
Accumulated undistributed net investment income		—
Accumulated undistributed net realized loss on investment transactions		(223)
Net unrealized appreciation in value of investments		1,774
Net assets applicable to outstanding units of capital		$94,895
Net asset value per share (net assets divided by shares outstanding):		
Class A		$10.48
Class B		$10.48
Class C		$10.48
Class E		$10.48
Class I		$10.48
Class Y		$10.48
Capital shares outstanding:		
Class A		6,882
Class B		588
Class C		1,406
Class E		10
Class I		12
Class Y		154
Capital shares authorized		150,000

See Notes to Financial Statements.

Statement of Operations

IVY LIMITED-TERM BOND FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$3,305
Expenses (Note 2):	
Investment management fee.	338
Shareholder servicing:	
Class A	132
Class B	19
Class C	46
Class E	—*
Class I	—*
Class Y	2
Service fee:	
Class A	122
Class B	13
Class C	30
Distribution fee:	
Class B	40
Class C	90
Class E	—*
Class Y	3
Registration fees	73
Accounting services fee	47
Audit fees.	12
Custodian fees.	6
Legal fees	1
Other	41
Total	1,015
Less expenses in excess of limit (Note 2)	(58)
Total expenses.	957
Net investment income	2,348

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on investments.	455
Unrealized appreciation in value of investments during the period	1,968
Net gain on investments	2,423
Net increase in net assets resulting from operations	$4,771

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY LIMITED-TERM BOND FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2008	2007
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 2,348	$ 1,640
Realized net gain (loss) on investments	455	(63)
Unrealized appreciation	1,968	867
Net increase in net assets resulting from operations	4,771	2,444
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(1,806)	(1,150)
Class B	(151)	(123)
Class C	(337)	(307)
Class E	(4)	NA
Class I	(5)	NA
Class Y	(45)	(60)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class Y	(—)	(—)
	(2,348)	(1,640)
Capital share transactions (Note 5)	39,040	(867)
Total increase (decrease)	41,463	(63)
NET ASSETS		
Beginning of period	53,432	53,495
End of period	$94,895	$53,432
Undistributed net investment income	$ —	$ —

(1)See "Financial Highlights" on pages 223 - 228.

See Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$10.15	$10.00	$10.14	$10.48	$10.45
Income (loss) from investment operations:					
Net investment income	0.38	0.33	0.30	0.28	0.29
Net realized and unrealized gain (loss) on investments.	0.33	0.15	(0.14)	(0.34)	0.03
Total from investment operations	0.71	0.48	0.16	(0.06)	0.32
Less distributions from:					
Net investment income	(0.38)	(0.33)	(0.30)	(0.28)	(0.29)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.38)	(0.33)	(0.30)	(0.28)	(0.29)
Net asset value, end of period . . .	$10.48	$10.15	$10.00	$10.14	$10.48
Total return[1]	7.13%	4.89%	1.59%	–0.60%	3.13%
Net assets, end of period (in millions)	$72	$35	$33	$38	$35
Ratio of expenses to average net assets including expense waiver	1.19%	1.33%	1.31%	1.27%	1.18%
Ratio of net investment income to average net assets including expense waiver	3.70%	3.30%	2.98%	2.71%	2.79%
Ratio of expenses to average net assets excluding expense waiver	1.27%	1.33%[2]	1.31%[2]	1.27%[2]	1.18%[2]
Ratio of net investment income to average net assets excluding expense waiver. . . .	3.62%	3.30%[2]	2.98%[2]	2.71%[2]	2.79%[2]
Portfolio turnover rate.	86%	41%	28%	36%	30%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$10.15	$10.00	$10.14	$10.48	$10.45
Income (loss) from investment operations:					
Net investment income	0.29	0.24	0.21	0.18	0.19
Net realized and unrealized gain (loss) on investments.	0.33	0.15	(0.14)	(0.34)	0.03
Total from investment operations	0.62	0.39	0.07	(0.16)	0.22
Less distributions from:					
Net investment income	(0.29)	(0.24)	(0.21)	(0.18)	(0.19)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.29)	(0.24)	(0.21)	(0.18)	(0.19)
Net asset value, end of period . . .	$10.48	$10.15	$10.00	$10.14	$10.48
Total return	6.21%	3.94%	0.68%	−1.51%	2.18%
Net assets, end of period (in millions)	$6	$5	$5	$7	$6
Ratio of expenses to average net assets including expense waiver	2.07%	2.23%	2.22%	2.20%	2.11%
Ratio of net investment income to average net assets including expense waiver	2.83%	2.39%	2.06%	1.78%	1.86%
Ratio of expenses to average net assets excluding expense waiver	2.15%	2.23%[1]	2.22%[1]	2.20%[1]	2.11%[1]
Ratio of net investment income to average net assets excluding expense waiver. . . .	2.75%	2.39%[1]	2.06%[1]	1.78%[1]	1.86%[1]
Portfolio turnover rate.	86%	41%	28%	36%	30%

(1)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$10.15	$10.00	$10.14	$10.48	$10.45
Income (loss) from investment operations:					
Net investment income	0.29	0.24	0.21	0.19	0.20
Net realized and unrealized gain (loss) on investments.	0.33	0.15	(0.14)	(0.34)	0.03
Total from investment operations	0.62	0.39	0.07	(0.15)	0.23
Less distributions from:					
Net investment income	(0.29)	(0.24)	(0.21)	(0.19)	(0.20)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.29)	(0.24)	(0.21)	(0.19)	(0.20)
Net asset value, end of period . . .	$10.48	$10.15	$10.00	$10.14	$10.48
Total return	6.19%	3.98%	0.73%	−1.45%	2.23%
Net assets, end of period (in millions)	$15	$12	$13	$17	$22
Ratio of expenses to average net assets including expense waiver	2.09%	2.20%	2.17%	2.14%	2.05%
Ratio of net investment income to average net assets including expense waiver	2.81%	2.42%	2.12%	1.84%	1.92%
Ratio of expenses to average net assets excluding expense waiver	2.17%	2.20%[1]	2.17%[1]	2.14%[1]	2.05%[1]
Ratio of net investment income to average net assets excluding expense waiver. . . .	2.73%	2.42%[1]	2.12%[1]	1.84%[1]	1.92%[1]
Portfolio turnover rate	86%	41%	28%	36%	30%

(1)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND
Class E Shares[1]
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[2] through 3-31-08
Net asset value, beginning of period	$10.15
Income from investment operations:	
Net investment income	0.40
Net realized and unrealized gain on investments.	0.33
Total from investment operations	0.73
Less distributions from:	
Net investment income	(0.40)
Capital gains	(0.00)
Total distributions	(0.40)
Net asset value, end of period	$10.48
Total return[3]	7.31%
Net assets, end of period (in thousands)	$107
Ratio of expenses to average net assets including expense waiver	0.98%[4]
Ratio of net investment income to average net assets including expense waiver	3.93%[4]
Ratio of expenses to average net assets excluding expense waiver	1.06%[4]
Ratio of net investment income to average net assets excluding expense waiver	3.85%[4]
Portfolio turnover rate	86%[5]

(1)See Note 5 to financial statements.
(2)Commencement of operations of the class.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)For the fiscal year ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$10.15
Income from investment operations:	
Net investment income	0.49
Net realized and unrealized gain on investments.	0.33
Total from investment operations	0.82
Less distributions from:	
Net investment income	(0.49)
Capital gains	(0.00)
Total distributions	(0.49)
Net asset value, end of period	$10.48
Total return	8.31%
Net assets, end of period (in thousands)	$131
Ratio of expenses to average net assets including expense waiver	0.89%[2]
Ratio of net investment income to average net assets including expense waiver	4.02%[2]
Ratio of expenses to average net assets excluding expense waiver	0.97%[2]
Ratio of net investment income to average net assets excluding expense waiver	3.94%[2]
Portfolio turnover rate	86%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$10.15	$10.00	$10.14	$10.48	$10.45
Income (loss) from investment operations:					
Net investment income	0.39	0.34	0.31	0.29	0.29
Net realized and unrealized gain (loss) on investments.	0.33	0.15	(0.14)	(0.34)	0.03
Total from investment operations	0.72	0.49	0.17	(0.05)	0.32
Less distributions from:					
Net investment income	(0.39)	(0.34)	(0.31)	(0.29)	(0.29)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.39)	(0.34)	(0.31)	(0.29)	(0.29)
Net asset value, end of period . . .	$10.48	$10.15	$10.00	$10.14	$10.48
Total return	7.25%	5.06%	1.72%	–0.49%	3.18%
Net assets, end of period (in millions)	$2	$1	$2	$2	$2
Ratio of expenses to average net assets including expense waiver	1.09%	1.17%	1.19%	1.16%	1.13%
Ratio of net investment income to average net assets including expense waiver	3.79%	3.44%	3.10%	2.82%	2.83%
Ratio of expenses to average net assets excluding expense waiver	1.17%	1.17%[1]	1.19%[1]	1.16%[1]	1.13%[1]
Ratio of net investment income to average net assets excluding expense waiver. . . .	3.71%	3.44%[1]	3.10%[1]	2.82%[1]	2.83%[1]
Portfolio turnover rate.	86%	41%	28%	36%	30%

(1)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Manager's Discussion of Ivy Money Market Fund

March 31, 2008



Below, Mira Stevovich, CFA, portfolio manager of the Ivy Money Market Fund, discusses the Fund's positioning, performance and results for the fiscal year ended March 31, 2008. She has managed the Fund since its inception and has 21 years of industry experience.



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas show the past three years of quarterly data. Source: Morningstar

The Fund's return was competitive with peer group money market funds over the fiscal year. We began the period with the federal funds rate at 5.25 percent, where it remained until the Federal Reserve began lowering rates at its meeting in September 2007. By the end of the Fund's fiscal year, the rate stood at 2.25 percent. Federal funds are overnight borrowings by banks to maintain their bank reserves at the Fed. Banks keep reserves at Federal Reserve Banks to meet reserve requirements and to clear financial transactions.

We were mindful of quality and sub-prime risks

A federal funds rate of 5.25 percent early in the fiscal year benefited the Fund's results. A year ago, the Fed's concern for inflation kept money market rates elevated. Some changes in longer money market rates were evident in the summer of 2007, due to varying economic data, which the market interpreted as a weakening of the economic picture due to stress in the housing and financial markets.

Credit quality remains an important factor in the management and performance of the Fund. We have been especially mindful of this as the subprime mortgage market problems have negatively affected the money markets. As always, we are vigilant in our review of the companies and securities in which we invest. We select investments that we believe to be of the highest credit quality, based on our strict credit risk constraints. However, these securities do not always pay the highest rates of interest, meaning the overall yield can be held down somewhat by the higher quality focus.

The Fed cut rates aggressively

Concerns about the subprime mortgage market began to emerge during the early part of the fiscal year. We avoided securities with any direct exposure to this market as part of the Fund's conservative investment policy.

However, the overall money market ultimately was seriously affected by the subprime mortgage crisis in August. This developed into a crisis of liquidity. Money market rates of interest increased substantially, as a result of a substantial increase in the London Interbank Offering Rates (LIBOR). All short-term borrowing by corporations was affected. As a result, the Fund invested its funds at rates substantially above the federal funds rate, and the average yield on the Fund began to increase somewhat.

Portfolio Characteristics	
As of March 31, 2008	
Average maturity	58 days

In an effort to ease the pressure on the money markets, the Fed injected liquidity into the market. As the money markets regained stability, the market began to anticipate the Fed's move to lower the federal funds rate. Economic data showing signs of a slowing economy provided additional support to the Fed, and it lowered the rate by 0.50 percent at its September meeting and 0.25 percent at each of its meetings in October and December. As concern for the health and liquidity of the financial markets emerged again, the Fed made an inter-meeting cut in the rate of 0.75 percent on Jan. 22. A week later at its regular meeting it lowered the rate again by 0.50 percent. The Fund's fiscal year ended with the federal funds rate at 2.25 percent after an additional 0.75 percent rate cut at the March meeting.

As always, we carefully select securities that we feel are of the highest credit quality. This approach ultimately affects the Fund's yield, because high-quality securities are issued at premium rates of interest (lower-yielding securities). However, this conservative approach has kept us out of much of the problematic situation that developed recently in the money markets. To compensate for this, we have purchased some longer-dated (higher-yielding) high-quality securities, as opportunities presented themselves. Floating rate corporate and taxable municipal securities have proved to be excellent investment vehicles for the Fund, especially in the current environment, as LIBOR rates have increased dramatically.

Our outlook

We have emphasized investments of the highest credit quality this past year from all industries and sectors, and we intend to continue to do so. Because banks have been particularly negatively affected by the subprime mortgage crisis, we have been very selective in our investment in the banking sector, and we will continue to be so. We used floating rate securities this past fiscal year, and to a certain extent we intend to do so in the coming fiscal year. We also intend to include U.S. Treasury and government agency securities when we feel they look attractive on a relative basis.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Please remember that an investment in the Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

SHAREHOLDER SUMMARY OF IVY MONEY MARKET FUND

Portfolio Highlights

On March 31, 2008, Ivy Money Market Fund had net assets totaling $116,986,834.

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund owned:



Corporate Obligations – Commercial Paper	$41.96
Corporate Obligations – Notes	$20.71
Corporate Obligations – Commercial Paper (backed by irrevocable bank letter of credit)	$15.97
Municipal Obligations – Taxable	$12.02
Corporate Obligations – Notes (backed by irrevocable bank letter of credit)	$ 7.65
United States Government Agency Obligations	$ 1.60
Cash and Cash Equivalents	$ 0.09

The Investments of Ivy Money Market Fund

March 31, 2008

CORPORATE OBLIGATIONS	Principal Amount in Thousands	Value
Commercial Paper		
Capital Equipment – 2.30%		
Deere (John) Bank, S.A. (Deere (John) Capital Corporation),		
2.7%, 4–29–08	$2,700	$ 2,694,330
Computers – Main and Mini – 0.64%		
IBM Capital Inc.,		
2.35%, 6–10–08	750	746,573
Electrical Equipment – 2.56%		
W.W. Grainger, Inc.:		
2.65%, 4–1–08	500	500,000
2.9%, 4–4–08	500	499,879
2.54%, 5–12–08	1,000	997,107
2.48%, 5–16–08	1,000	996,900
		2,993,886
Finance Companies – 4.75%		
Avon Capital Corp.,		
2.53%, 4–21–08	3,576	3,570,974
PACCAR Financial Corp.:		
2.48%, 6–12–08	1,500	1,492,560
2.5%, 6–17–08	500	497,326
		5,560,860
Food and Related – 15.38%		
Archer Daniels Midland Company:		
2.95%, 5–30–08	2,100	2,089,847
3.075%, 6–5–08	350	348,057
2.73%, 6–20–08	3,000	2,981,800
Hershey Company (The),		
2.65%, 4–4–08	1,600	1,599,647
McCormick & Co. Inc.:		
2.93%, 8–29–08	2,000	1,975,583
2.95%, 8–29–08	1,400	1,382,792
2.63%, 11–25–08	1,800	1,768,703
Nestle Capital Corp.,		
2.39%, 3–12–09	2,000	1,954,192
Nestle Finance International Ltd.:		
3.65%, 4–16–08	2,600	2,596,046
2.34%, 6–25–08	1,300	1,292,817
		17,989,484

See Notes to Schedule of Investments on page 238.

The Investments of Ivy Money Market Fund

March 31, 2008

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Health Care – Drugs – 3.19%		
Pfizer Inc.:		
4.41%, 5–15–08	$2,300	$ 2,287,603
4.41%, 5–29–08	1,450	1,439,698
		3,727,301
Leisure Time Industry – 0.77%		
Walt Disney Company (The),		
3.92%, 4–7–08	900	**899,412**
Mining – 2.80%		
BHP Billiton Finance USA, Inc.:		
4.0%, 4–15–08	1,380	1,377,853
4.0%, 4–16–08	500	499,167
4.03%, 4–17–08	300	299,463
3.4%, 4–25–08	1,100	1,097,507
		3,273,990
Motor Vehicles – 3.10%		
Harley-Davidson, Inc.,		
2.3%, 4–1–08	3,625	**3,625,000**
Security and Commodity Brokers – 0.68%		
American Express Credit Corp.,		
2.68%, 6–12–08	800	**795,712**
Trucking and Shipping – 1.01%		
United Parcel Service, Inc.,		
4.27%, 6–30–08	1,200	**1,187,190**
Utilities – Telephone – 4.78%		
Verizon Communications Inc.:		
2.91%, 4–3–08	1,800	1,799,709
3.08%, 4–3–08	2,000	1,999,658
3.0%, 4–8–08	1,800	1,798,950
		5,598,317
Total Commercial Paper – 41.96%		**49,092,055**
Commercial Paper (backed by irrevocable bank letter of credit)		
Banks – 1.04%		
ICICI Bank Limited (Bank of America, National Association),		
4.835%, 9–24–08	1,250	**1,220,453**

See Notes to Schedule of Investments on page 238.

The Investments of Ivy Money Market Fund

March 31, 2008

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Commercial Paper (backed by irrevocable		
bank letter of credit) (Continued)		
Finance Companies – 10.32%		
ED&F Man Treasury Management PLC		
(Royal Bank of Scotland PLC (The)),		
2.85%, 4–1–08	$ 508	$ 508,000
NATC California LLC (SunTrust Bank),		
4.23%, 4–10–08	2,950	2,946,880
River Fuel Company #2, Inc.		
(Bank of New York (The)):		
3.06%, 4–30–08	1,740	1,735,711
3.09%, 4–30–08	2,000	1,995,022
4.0%, 4–30–08	669	666,844
River Fuel Funding Company #3, Inc.		
(Bank of New York (The)),		
3.15%, 4–30–08	563	561,571
River Fuel Trust #1 (Bank of New York (The)),		
2.73%, 4–30–08	423	422,070
Vehicle Services of America Ltd.		
(Bank of America, National Association),		
2.73%, 6–9–08	3,250	3,232,994
		12,069,092
Food and Related – 4.61%		
COFCO Capital Corp. (Rabobank Nederland):		
3.12%, 4–8–08	900	899,454
2.97%, 4–15–08	1,400	1,398,383
2.7%, 4–22–08	3,100	3,095,117
		5,392,954
Total Commercial Paper (backed by irrevocable		
bank letter of credit) – 15.97%		18,682,499
Notes		
Banks – 1.03%		
Wells Fargo & Company,		
2.8975%, 4–15–08 (A)	1,200	**1,200,000**
Capital Equipment – 2.45%		
Deere (John) Capital Corporation:		
2.77875%, 6–25–08 (A)	1,150	1,151,265
4.5%, 8–25–08	350	349,484
3.75%, 1–13–09	650	654,933
4.625%, 4–15–09	700	712,260
		2,867,942

See Notes to Schedule of Investments on page 238.

The Investments of Ivy Money Market Fund

March 31, 2008

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Notes (Continued)		
Computers – Main and Mini – 1.50%		
International Business Machines Corporation:		
3.07938%, 4–3–08 (A)	$ 750	$ 750,000
3.08813%, 4–8–08 (A)	1,000	1,000,000
		1,750,000
Finance Companies – 8.30%		
BP Capital Markets p.l.c.,		
3.03875%, 6–11–08 (A)	1,500	1,500,000
General Electric Capital Corporation:		
3.07813%, 4–9–08 (A)	1,300	1,299,731
4.0%, 2–17–09	500	505,242
Prudential Funding LLC,		
6.6%, 5–15–08	525	525,784
Toyota Motor Credit Corporation:		
5.24%, 5–2–08	1,800	1,800,000
5.28%, 5–23–08	665	665,000
2.48%, 6–11–08	1,825	1,816,074
5.41%, 6–16–08	500	500,000
4.8%, 10–6–08	750	750,000
Unilever Capital Corporation,		
2.925%, 4–14–08 (A)	350	350,000
		9,711,831
Forest and Paper Products – 1.28%		
Kimberly-Clark Corporation,		
4.42%, 12–19–08	1,500	1,498,650
Household – General Products – 0.85%		
Procter & Gamble Company (The):		
3.14%, 5–19–08 (A)	800	800,000
3.5%, 12–15–08	200	198,959
		998,959
Multiple Industry – 2.12%		
3M Company,		
5.8271%, 12–12–08	2,425	2,475,255

See Notes to Schedule of Investments on page 238.

The Investments of Ivy Money Market Fund

March 31, 2008

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Notes (Continued)		
Retail – General Merchandise – 2.84%		
Target Corporation,		
5.4%, 10–1–08	$1,024	$ 1,027,352
Wal-Mart Stores, Inc.,		
5.933%, 6–1–08	2,300	2,301,357
		3,328,709
Security and Commodity Brokers – 0.34%		
American Express Credit Corp.,		
3.14%, 4–7–08 (A)	400	396,790
Total Notes – 20.71%		24,228,136
Notes (backed by irrevocable bank letter of credit)		
Business Equipment and Services – 0.57%		
Playworld Systems Incorporated, Taxable Variable Rate Demand/Fixed Rate Revenue Bonds, Series A of 1998 (Wachovia Bank, National Association),		
3.92%, 4–2–08 (A)	665	665,000
Finance Companies – 1.71%		
Capital Markets Access Company LC, Taxable Variable Rate Demand Bonds (LSPB Real Estate, LLC Project), Series 2007 (Wachovia Bank, National Association),		
3.17%, 4–3–08 (A)	1,365	1,365,000
P&W Holdings, LLC, Taxable Variable Rate Demand Bonds, Series 2005 (Wachovia Bank, National Association),		
3.12%, 4–3–08 (A)	245	245,000
Park Street Properties I, LLC, Taxable Variable Rate Demand Notes, Series 2004 (University of Wisconsin – Madison Projects), (U.S. Bank National Association),		
3.3%, 4–3–08 (A)	385	385,000
		1,995,000
Health Care – General – 0.59%		
B & D Associates, LLP and Eye Associates of Boca Raton, P.A., Taxable Variable Rate Demand Bonds (B& D Associates Project), Series 2005 (Wachovia Bank, National Association),		
3.12%, 4–3–08 (A)	695	695,000

See Notes to Schedule of Investments on page 238.

The Investments of Ivy Money Market Fund

March 31, 2008

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Notes (backed by irrevocable bank letter of credit) (Continued)		
Household – General Products – 0.62%		
Watts Brothers Frozen Foods, L.L.C., Variable Rate Demand Taxable Revenue Bonds, 1997 (U.S. Bank of Washington, National Association), 3.15%, 4–10–08 (A)	$ 719	$ 719,000
Multiple Industry – 1.37%		
Coweta Summit Associates, LLC, Taxable Revenue Bonds, Series 2005 (SunTrust Bank), 2.8%, 4–2–08 (A)	1,600	1,600,000
Non-Residential Construction – 2.39%		
Healthcare Property Group, LLC, Taxable Variable Rate Bonds, Series 2005 (SunTrust Bank), 2.8%, 4–2–08 (A)	2,800	2,800,000
Trucking and Shipping – 0.40%		
Volpe Family Partnership, L.P., Taxable Variable Rate Demand Revenue Bonds, Series of 2001 (Wachovia Bank, National Association), 3.87%, 4–3–08 (A)	470	470,000
Total Notes (backed by irrevocable bank letter of credit) – 7.65%		**8,944,000**
TOTAL CORPORATE OBLIGATIONS – 86.29%		**$100,946,690**
(Cost: $100,946,690)		
MUNICIPAL OBLIGATIONS – TAXABLE		
California – 5.73%		
California Pollution Control Financing Authority, Environmental Improvement Revenue Bonds: Atlantic Richfield Company Project, Series 1997 (Taxable), (BP p.l.c), 2.51%, 5–5–08	3,900	3,900,000
Air Products and Chemicals, Inc./Wilmington Facility, Taxable Series 1997A (Air Products and Chemicals, Inc.), 3.05%, 4–4–08	1,100	1,100,000
County of Sacramento, Taxable Pension Funding Bonds, Series 1995B (Bayerische Landesbank Girozentrale, New York Branch), 3.5%, 4–2–08 (A)	1,700	1,700,000
		6,700,000

See Notes to Schedule of Investments on page 238.

The Investments of Ivy Money Market Fund

March 31, 2008

MUNICIPAL OBLIGATIONS – TAXABLE (Continued)	Principal Amount in Thousands	Value
Georgia – 4.59%		
Municipal Electric Authority of Georgia, General Resolution Projects Bond Anticipation Notes, Series B (Taxable), (Bayerische Landesbank, New York Branch, Wachovia Bank, National Association and WestL B AG, New York Branch):		
3.5%, 4–3–08	$3,300	$ 3,300,000
4.35%, 4–7–08	2,067	2,067,000
		5,367,000
Iowa – 0.85%		
Iowa Finance Authority, Taxable Variable Rate Demand Health Facilities Revenue Bonds (St. Luke's Health Foundation of Sioux City, Iowa Project), Series 2006 (General Electric Capital Corporation),		
3.1%, 4–3–08 (A)	1,000	**1,000,000**
Minnesota – 0.85%		
City of Plymouth, Minnesota, Health Facilities Revenue Bonds, WestHealth Taxable Bonds, Series 1994B (Financial Security Assurance Inc.),		
3.1%, 4–3–08 (A)	1,000	**1,000,000**
TOTAL MUNICIPAL OBLIGATIONS – TAXABLE – 12.02%		**$ 14,067,000**
(Cost: $14,067,000)		
UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.60%		
Overseas Private Investment Corporation,		
2.5%, 4–2–08 (A)	1,872	**$ 1,872,093**
(Cost: $1,872,093)		
TOTAL INVESTMENT SECURITIES – 99.91%		**$116,885,783**
(Cost: $116,885,783)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.09%		**101,051**
NET ASSETS – 100.00%		**$116,986,834**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2008.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

Statement of Assets and Liabilities

IVY MONEY MARKET FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $116,886) (Note 1)	$116,886
Cash	47
Receivables:	
Fund shares sold.	906
Interest.	421
Prepaid and other assets	21
Total assets	118,281

LIABILITIES

Payable to Fund shareholders	1,212
Dividends payable.	30
Accrued shareholder servicing (Note 2).	23
Accrued accounting services fee (Note 2)	5
Accrued distribution and service fees (Note 2)	1
Accrued management fee (Note 2)	1
Other.	22
Total liabilities	1,294
Total net assets.	$116,987

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 1,170
Additional paid-in capital	115,818
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	—
Accumulated undistributed net realized loss	
on investment transactions	(1)
Net assets applicable to outstanding units of capital.	$116,987
Net asset value per share (net assets divided by shares outstanding):	
Class A	$1.00
Class B	$1.00
Class C	$1.00
Class E	$1.00
Capital shares outstanding:	
Class A	91,511
Class B	6,608
Class C	17,840
Class E	1,029
Capital shares authorized	420,000

See Notes to Financial Statements.

Statement of Operations

IVY MONEY MARKET FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization	$4,205
Expenses (Note 2):	
Investment management fee	346
Shareholder servicing:	
Class A	193
Class B	8
Class C	13
Class E	2
Distribution fee:	
Class B	30
Class C	73
Registration fees	68
Accounting services fee	49
Service fee:	
Class B	10
Class C	25
Audit fees	12
Custodian fees	9
Legal fees	1
Other	40
Total expenses	879
Net investment income	3,326

**REALIZED AND UNREALIZED LOSS
ON INVESTMENTS (NOTE 1)**

Realized net loss on investments	(1)
Net increase in net assets resulting from operations	$3,325

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY MONEY MARKET FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2008	2007
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 3,326	$ 2,758
Realized net gain (loss) on investments	(1)	—
Net increase in net assets resulting from operations.	3,325	2,758
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(2,890)	(2,380)
Class B	(122)	(143)
Class C	(295)	(235)
Class E	(19)	NA
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
	(3,326)	(2,758)
Capital share transactions (Note 5)	48,438	19,177
Total increase	48,437	19,177
NET ASSETS		
Beginning of period.	68,550	49,373
End of period.	$116,987	$68,550
Undistributed net investment income	$ —	$ —

(1)See "Financial Highlights" on pages 242 - 245.

See Notes to Financial Statements.

Financial Highlights

IVY MONEY MARKET FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00
Income (loss) from investment operations:					
Net investment income	0.0408[1]	0.0435	0.0288	0.0083	0.0061
Net realized and unrealized gain (loss) on investments.	(0.0000)[1]	0.0000	0.0000	0.0000	0.0000
Total from investment operations	0.0408	0.0435	0.0288	0.0083	0.0061
Less distributions from:					
Net investment income . .	(0.0408)	(0.0435)	(0.0288)	(0.0083)	(0.0061)
Capital gains	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)
Total distributions	(0.0408)	(0.0435)	(0.0288)	(0.0083)	(0.0061)
Net asset value, end of period	$1.00	$1.00	$1.00	$1.00	$1.00
Total return	4.19%	4.44%	2.87%	0.82%	0.62%
Net assets, end of period (in millions)	$91	$59	$44	$39	$45
Ratio of expenses to average net assets including expense waiver	0.88%	0.88%[2]	0.91%[2]	0.89%[2]	0.67%[2]
Ratio of net investment income to average net assets including expense waiver	4.02%	4.38%[2]	2.87%[2]	0.81%[2]	0.48%[2]
Ratio of expenses to average net assets excluding expense waiver	0.88%[3]	0.98%[2]	1.06%[2]	1.20%[2]	0.87%[2]
Ratio of net investment income to average net assets excluding expense waiver	4.02%[3]	4.28%[2]	2.72%[2]	0.50%[2]	0.28%[2]

(1) Based on average weekly shares outstanding.
(2) Waiver of expenses to maintain yield of 0.01%.
(3) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY MONEY MARKET FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00
Income (loss) from investment operations:					
Net investment income	0.0316[1]	0.0338	0.0184	0.0014	0.0002
Net realized and unrealized gain (loss) on investments.	(0.0000)[1]	0.0000	0.0000	0.0000	0.0000
Total from investment operations	0.0316	0.0338	0.0184	0.0014	0.0002
Less distributions from:					
Net investment income . .	(0.0316)	(0.0338)	(0.0184)	(0.0014)	(0.0002)
Capital gains	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)
Total distributions	(0.0316)	(0.0338)	(0.0184)	(0.0014)	(0.0002)
Net asset value, end of period	$1.00	$1.00	$1.00	$1.00	$1.00
Total return	3.25%	3.44%	1.82%	0.14%	0.02%
Net assets, end of period (in millions)	$7	$4	$2	$1	$1
Ratio of expenses to average net assets including expense waiver	1.80%	1.86%	1.95%	1.57%[2]	1.14%[2]
Ratio of net investment income to average net assets including expense waiver	3.01%	3.43%	1.86%	0.12%[2]	0.02%[2]
Ratio of expenses to average net assets excluding expense waiver	1.80%[3]	1.86%[3]	1.95%[3]	1.95%[2]	1.34%[2]
Ratio of net investment income (loss) to average net assets excluding expense waiver	3.01%[3]	3.43%[3]	1.86%[3]	–0.26%[2]	–0.18%[2]

(1)Based on average weekly shares outstanding.
(2)Waiver of expenses to maintain yield of 0.01%.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY MONEY MARKET FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00
Income (loss) from investment operations:					
Net investment income	0.0323[1]	0.0340	0.0185	0.0013	0.0002
Net realized and unrealized gain (loss) on investments.	(0.0000)[1]	0.0000	0.0000	0.0000	0.0000
Total from investment operations	0.0323	0.0340	0.0185	0.0013	0.0002
Less distributions from:					
Net investment income . .	(0.0323)	(0.0340)	(0.0185)	(0.0013)	(0.0002)
Capital gains	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)
Total distributions	(0.0323)	(0.0340)	(0.0185)	(0.0013)	(0.0002)
Net asset value, end of period	$1.00	$1.00	$1.00	$1.00	$1.00
Total return	3.31%	3.45%	1.83%	0.12%	0.02%
Net assets, end of period (in millions)	$18	$6	$3	$5	$6
Ratio of expenses to average net assets including expense waiver	1.73%	1.84%	1.94%	1.58%[2]	1.16%[2]
Ratio of net investment income to average net assets including expense waiver	3.03%	3.45%	1.75%	0.12%[2]	0.03%[2]
Ratio of expenses to average net assets excluding expense waiver	1.73%[3]	1.84%[3]	1.94%[3]	1.99%[2]	1.35%[2]
Ratio of net investment income (loss) to average net assets excluding expense waiver	3.03%[3]	3.45%[3]	1.75%[3]	−0.29%[2]	−0.17%[2]

(1)Based on average weekly shares outstanding.
(2)Waiver of expenses to maintain yield of 0.01%.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY MONEY MARKET FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$1.00
Income (loss) from investment operations:	
Net investment income	0.0401[2]
Net realized and unrealized loss on investments	(0.0000)[2]
Total from investment operations	0.0401
Less distributions from:	
Net investment income	(0.0401)
Capital gains	(0.0000)
Total distributions	(0.0401)
Net asset value, end of period	$1.00
Total return	4.07%
Net assets, end of period (in millions)	$1
Ratio of expenses to average net assets	0.93%[3]
Ratio of net investment income to average net assets	3.77%[3]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.

See Notes to Financial Statements.

Manager's Discussion of Ivy Municipal Bond Fund

March 31, 2008



Below, Michael J. Walls, portfolio manager of the Ivy Municipal Bond Fund, discusses the Fund's positioning, performance and results for the fiscal year ended March 31, 2008. Mr. Walls has 10 years of industry experience and one year with the Fund.



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund declined 0.14 percent (Class C shares) for the 12 months ended March 31, 2008. By comparison, the Lehman Brothers Municipal Bond Index rose 1.91 percent. This index was the Fund's benchmark for the fiscal year and reflects the performance of approximately 40,000 rated municipal securities with maturities of at least one year. The Lipper General Municipal Debt Funds Universe Average (reflecting the universe of funds with similar investment objectives) fell 0.89 percent for the same period.

In May 2008, we changed the Fund's benchmark to the Standard & Poor's/

Investortools Main Municipal Bond Index. This index rose 0.93 percent for the fiscal year and includes approximately 58,000 municipal bonds, including those with less than one year of maturity remaining, as well as both rated and unrated municipal bonds. We feel this broader universe is more representative of the securities in which the Fund typically invests.

For comparison purposes, both the Lehman and S&P indexes described above are shown on page 249 of this report and will be shown in next year's report. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Good positioning relative to peers

The short end of the yield curve (less than 10-year maturities) produced the best results for the fiscal year, reversing the trend of the last few years. We positioned Fund assets within this lower-yielding area of the curve and we believe this helped us do slightly better than our peers this past fiscal year. With nominal interest rates still at historical lows and a Federal Reserve concerned by signs of inflation, we felt it prudent to underweight bonds with the highest sensitivity to interest rates. Due to the current low interest rate environment, returns in the investment-grade municipal bond universe were extremely compressed.

We entered the year anticipating an upward shift in the yield curve but were caught off guard by the dramatic decline in short rates that resulted from the global flight to quality. As the housing market and economy deteriorated, investors sought refuge from lower quality investments. We were wrong with respect to the slope and shape of the yield curve, but we benefited a great deal from our positions in shorter duration higher quality assets. Overall, our fiscal year returns were lower than that of the benchmark.

While we continue to hold high-quality and lower interest rate sensitivity bonds with a defensive structure (i.e., larger coupons), we have slowly begun increasing the Fund's duration and exposure to higher yielding products, as we now believe we are being more fairly compensated for the corresponding risk associated with those assets.

Although we continue in a period of low interest rates, credit spreads have begun to widen and yields have begun to rise. The presence of many large nontraditional fixed-income investors over the last several years has made interest rate predictions very difficult. This year many nontraditional investors were forced to liquidate their leveraged positions in the municipal marketplace.

Due to the crisis of confidence within the municipal guarantee business, tender option bond programs (TOBs) as well as hedge funds were unable to find financing for new leveraged trades. Also, market turmoil forced TOBs and hedge funds to unwind very large municipal positions. These trades resulted in a very large supply-demand mismatch, as nontraditional buyers of municipals left the marketplace; bond prices were forced to fall considerably in order to attract new investors. Although we do not believe we have reached a new price equilibrium in the municipal market, we have begun to see investment opportunities that were absent for a very long time.

Portfolio Characteristics	
As of March 31, 2008	
Average maturity	13.72 years
Effective duration	5.94 years
Weighted average bond rating	AA

Maintaining the Fund's high quality, through sector and state diversification, and maintaining marketable position sizes has greatly reduced its performance volatility. For the last several years the most aggressive risk takers, both interest rate and credit, have been the most successful. This management style did not work this year. Portfolio managers who had funds with low credit quality and longer maturity bonds performed far worse than funds with shorter maturity higher quality bonds.

A year ago, we felt the market presented fewer and fewer attractive relative value opportunities. With quality spreads tight by historical standards, we were able to add some yield to the Fund, but not in amounts that were able to materially change the Fund's performance. For the first time, we purchased lower investment-grade bonds backed by continuing care retirement centers. This sector has performed well over the fiscal year. We feel that, as the U.S. population ages, there will be increased demand for high-quality care for the aging. Likewise, special tax districts, small sales tax districts and non-rated general obligation bonds have performed well over the last 12 months.

Our outlook

Relative value opportunities in the municipal market are more prevalent with the widening of spreads and increased yields. With nominal interest rates low, credit spreads still historically tight and monetary policy accommodative, we feel it is prudent to stay interest rate and credit defensive. While still short duration, we have used the recent market turmoil to buy some longer maturity bonds, increasing the Fund's yield.

We expect to keep the Fund's credit quality in the A category, while actively seeking relative value opportunities between sectors, states and security structures. When yield opportunities present themselves we intend to take advantage as long as the underlying credit fundamentals are sound. The Fund's objective remains the same: provide income that is not subject to Federal income taxes.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———	Ivy Municipal Bond Fund, Class C Shares[1]	$13,341
— — —	Lehman Brothers Municipal Bond Index	$16,281
– – – –	Standard & Poor's Investortools Main Municipal Bond Index	$16,126
- - - - -	Lipper General Municipal Debt Funds Universe Average	$14,519



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class C based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]				
	Class A	Class B	Class C[3]	Class Y
1-year period ended 3-31-08	–3.59%	–4.01%	–0.14%	0.58%
5-year period ended 3-31-08	2.18%	2.08%	2.24%	2.94%
10-year period ended 3-31-08	—	—	2.92%	—
Since inception of Class[4] through 3-31-08	3.86%	3.61%	—	3.47%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.

(3)Performance data from 3-24-00 represents the actual performance of Class C shares. Performance data prior to 3-24-00 represents the performance of the Fund's original Class B shares. The original Class B shares were combined with Class C shares effective 3-24-00, and redesignated as Class C shares. The original Class B's performance has been adjusted to reflect the current contingent deferred sales charge (CDSC) structure applicable to Class C (1.00% maximum and declining to zero at the end of the first year after investment). Accordingly, these returns reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase. New Class B shares, with fees and expenses different from the original Class B shares, were added to the Fund on 6-30-00.

(4)9-15-00 for Class A shares, 8-8-00 for Class B shares and 12-30-98 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY MUNICIPAL BOND FUND

Portfolio Highlights

On March 31, 2008, Ivy Municipal Bond Fund had net assets totaling $32,969,159 invested in a diversified portfolio.

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund owned:



Prerefunded ETM Bonds	$16.63
State, County and City General Obligation Bonds	$13.36
Hospital Revenue Bonds.	$10.97
Education Revenue Bonds	$ 8.43
Housing Revenue Bonds	$ 7.11
Special Tax Bonds.	$ 6.87
School General Obligations Bonds.	$ 6.10
Transportation Revenue Bonds.	$ 4.82
Lifecare Centers Bonds.	$ 4.81
Airport Revenue Bonds.	$ 3.58
Industrial Development Revenue/ Pollution Control Bonds	$ 3.55
Sales Revenue Bonds.	$ 2.68
Other Municipal Bonds[1]	$ 2.65
Lease/Cop Bonds	$ 2.63
Miscellaneous Municipal Bonds	$ 2.61
Water and Sewer Bonds	$ 2.32
Cash and Cash Equivalents	$ 0.88

(1)Includes $1.66 Public Power Revenue Bonds and $0.99 Resource Recovery Bonds.

Quality Weightings

On March 31, 2008, the breakdown of municipal bonds (by ratings) held by the Fund, including cash and cash equivalents, was as follows:



■	AAA	46.19%
■	AA	11.80%
■	A	9.62%
■	BBB	19.69%
■	BB	9.43%
■	B	1.99%
■	Below B	0.40%
☐	Cash and Cash Equivalents	0.88%

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other rates are available.

The Investments of Ivy Municipal Bond Fund

March 31, 2008

MUNICIPAL BONDS	Principal Amount in Thousands	Value
Arizona – 1.03%		
City of Bullhead City, Arizona, Bullhead Parkway Improvement District, Improvement Bonds, 6.1%, 1–1–13	$ 220	$ 220,568
Arizona Health Facilities Authority, Hospital Revenue Bonds (Phoenix Children's Hospital), Series 2007C, 3.21%, 2–1–42 (A)	125	120,006
		340,574
California – 10.04%		
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds, Series 2003B, 5.0%, 6–1–43	1,000	1,075,600
San Mateo County Community College District (County of San Mateo, California), 2002 General Obligation Bonds (Election of 2001), Series A (Current Interest Bonds), 5.375%, 9–1–15	500	537,150
State of California, Various Purpose General Obligation Bonds, 5.0%, 2–1–22	495	503,217
California Statewide Communities Development Authority, Insured Revenue Bonds (Henry Mayo Newhall Memorial Hospital), Series 2007A, 5.0%, 10–1–37	500	461,565
Trustees of the California State University Systemwide Revenue Bonds, Series 2002A, 5.5%, 11–1–15	250	271,635
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds, Series 2003A–1 (Fixed Rate), 6.75%, 6–1–39	200	231,562
Riverside Community College District, Riverside County, California, Election of 2004, General Obligation Bonds, Series 2004A, 5.5%, 8–1–29	200	227,872
		3,308,601
Colorado – 3.01%		
Lincoln Park Metropolitan District, Douglas County, Colorado, General Obligation Refunding and Improvement bonds, Series 2008, 6.125%, 12–1–30	500	496,620
Certificates of Participation, Series 2008, Adams12 Five Star Schools, Adams County and City and County of Broomfield, Colorado, 5.0%, 12–1–25	500	495,915
		992,535

See Notes to Schedule of Investments on page 261.

The Investments of Ivy Municipal Bond Fund

March 31, 2008

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Florida – 0.80%		
City of Jacksonville, Florida, Better Jacksonville Sales Tax Revenue Bonds, Series 2003,		
5.25%, 10–1–19	$ 250	**$ 263,513**
Georgia – 0.68%		
Hospital Authority of Cobb County (Georgia), Revenue Anticipation Refunding and Improvement Certificates, Series 2003,		
5.25%, 4–1–20	210	**223,812**
Hawaii – 3.07%		
City and County of Honolulu, Hawaii, General Obligation Refunding Bonds, 1990 Series A,		
7.35%, 7–1–08	1,000	**1,013,680**
Illinois – 8.73%		
Village of Bedford Park, Cook County, Illinois, Water Revenue Bonds, Series 2000A,		
6.0%, 12–15–12	955	1,032,107
Bloomington-Normal Airport Authority of McLean County, Illinois, Central Illinois Regional Airport, Passenger Facility Charge Revenue Bonds, Series 2001,		
6.05%, 12–15–19	645	652,372
Illinois Finance Authority, Revenue Bonds, Series 2007 (Advocate Health Care Network), Series 2007A–2,		
7.09%, 11–1–30 (A)	500	500,000
City of Belleville, Illinois, Tax Increment Refunding Revenue Bonds (Frank Scott Parkway Redevelopment Project), Series 2007A:		
5.7%, 5–1–36	250	217,125
5.0%, 5–1–26	250	212,810
City of Chicago, General Obligation Bonds, Project and Refunding, Series 2004A,		
5.25%, 1–1–21	250	264,172
		2,878,586

See Notes to Schedule of Investments on page 261.

The Investments of Ivy Municipal Bond Fund

March 31, 2008

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Indiana – 8.81%		
New Albany-Floyd County School Building Corporation, First Mortgage Bonds, Series 2002 (Floyd County, Indiana), 5.75%, 7–15–17	$675	$ 752,220
Ball State University Board of Trustees, Ball State University Student Fee Bonds, Series K, 5.75%, 7–1–18	500	551,315
Mt. Vernon School Building Corporation of Hancock County, Hancock County, Indiana, First Mortgage Bonds, Series 2007, 5.25%, 1–15–32	500	510,705
City of Hammond (Indiana), Redevelopment District Revenue Bonds, Series 2008 (Marina Area Project), 6.0%, 1–15–17	500	489,940
Dyer (Indiana) Redevelopment Authority, Economic Development Lease Rental Bonds, Series 1999, 6.5%, 1–15–24	300	319,614
East Chicago Elementary School Building Corporation (Lake County, Indiana), First Mortgage Bonds, Series 1993A, 5.5%, 1–15–16	280	280,610
		2,904,404
Kansas – 4.00%		
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program): 2002 Series A–5,		
5.55%, 12–1–33	500	488,725
2003 Series A–2, 5.65%, 6–1–35	195	196,420
2001 Series A–1 (AMT), 6.3%, 12–1–32	145	146,092
Kansas Development Finance Authority, Health Facilities Revenue Bonds (Stormont-Vail Healthcare), Series 2008F, 5.375%, 11–15–29	500	488,415
		1,319,652

See Notes to Schedule of Investments on page 261.

The Investments of Ivy Municipal Bond Fund

March 31, 2008

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Louisiana – 3.00%		
State of Louisiana, Gasoline and Fuels Tax Revenue Bonds:		
2002 Series A,		
5.25%, 6–1–13	$500	$ 540,020
2005 Series A,		
5.0%, 5–1–26	200	202,130
Louisiana Local Government Environmental Facilities and Community Development Authority, Mortgage Revenue Bonds, Series 2004A (GNMA Collateralized – Cypress Apartments Project),		
5.5%, 4–20–38	250	245,663
		987,813
Maryland – 1.60%		
Maryland Transportation Authority, Airport Parking Revenue Bonds, Series 2002B, Baltimore/Washington International Airport Projects (Qualified Airport Bonds – AMT),		
5.375%, 3–1–15	500	**527,255**
Massachusetts – 1.33%		
Massachusetts Bay Transportation Authority, Assessment Bonds, 2004 Series A,		
5.25%, 7–1–20	200	224,112
Massachusetts Development Finance Agency, Revenue Bonds (Linden Ponds, Inc. Facility), Series 2007 A (Tax-Exempt),		
5.75%, 11–15–42	250	213,155
		437,267
Michigan – 0.66%		
City of Detroit, Michigan, General Obligation Bonds (Unlimited Tax), Series 2004-A(1),		
5.25%, 4–1–23	200	206,320
Garden City Hospital Finance Authority, Hospital Revenue and Refunding Bonds (Garden City Hospital Obligated Group), Series 1998A,		
5.625%, 9–1–10	10	10,117
		216,437

See Notes to Schedule of Investments on page 261.

The Investments of Ivy Municipal Bond Fund

March 31, 2008

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Minnesota – 2.72%		
City of Perham, Minnesota, General Obligation Disposal System Revenue Bonds, Series 2001, 6.0%, 5–1–22	$500	$ 505,555
City of Victoria, Minnesota, Private School Facility Revenue Bonds (Holy Family Catholic High School Project), Series 1999A, 5.6%, 9–1–19	400	389,788
		895,343
Missouri – 6.63%		
The Industrial Development Authority of the County of St. Louis, Missouri, Senior Living Facilities Revenue Bonds (Friendship Village of West County), Series 2007A, 5.5%, 9–1–28	500	469,650
City of Kearney, Missouri, General Obligation Bonds, Series 2001, 5.5%, 3–1–16	350	374,714
The Industrial Development Authority of the City of Bridgeton, Missouri, Sales Tax Revenue Bonds, Series 2008A (Hilltop Community Improvement District Project), 5.875%, 11–1–35	250	235,857
Grindstone Plaza Transportation Development District (Columbia, Missouri), Transportation Sales Tax Revenue Bonds, Series 2006A, 5.55%, 10–1–36	250	223,807
The Industrial Development Authority of the City of Kansas City, Missouri, Revenue Bonds, Series 2004 (Plaza Library Project), 5.9%, 3–1–24	200	191,924
City of Belton, Missouri, Tax Increment Revenue Bonds (Belton Town Centre Project), Series 2004, 6.25%, 3–1–24	200	190,136
Missouri Housing Development Commission, Single Family Mortgage Revenue Bonds (Homeownership Loan Program), 2005 Series D (AMT), 6.0%, 3–1–36	170	174,554
Broadway-Fairview Transportation Development District (Columbia, Missouri), Transportation Sales Tax Revenue Bonds, Series 2006A, 6.125%, 12–1–36	175	159,756

See Notes to Schedule of Investments on page 261.

The Investments of Ivy Municipal Bond Fund

March 31, 2008

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Missouri (Continued)		
The Industrial Development Authority of St. Joseph, Missouri, Special Obligation Revenue Bonds (City of St. Joseph, Missouri – Sewerage System Improvements Project), Series 2007,		
4.375%, 4–1–18	$ 100	$ 100,703
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds (City of Branson, Missouri) (Branson Landing Project), Series 2004A,		
5.25%, 12–1–19	65	66,158
		2,187,259
Nebraska – 0.84%		
Nebraska Higher Education Loan Program, Inc., Senior Subordinate Bonds, 1993–2, Series A–5A,		
6.2%, 6–1–13	275	**277,475**
Nevada – 3.04%		
Nye County School District, Nevada, General Obligation (Limited Tax) School Building Bonds (PSF Guaranteed), Series 2007,		
6.5%, 5–1–08	1,000	**1,003,770**
New Hampshire – 1.52%		
New Hampshire Housing Finance Authority, Single Family Mortgage Acquisition Revenue Bonds, 2008 Series (AMT),		
6.0%, 7–1–38 (B)	500	**500,710**
New Jersey – 0.77%		
New Jersey Economic Development Authority, School Facilities Construction Bonds, 2005 Series O,		
5.125%, 3–1–30	250	**252,378**
New Mexico – 0.31%		
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Class I Bonds, 2006 Series D (AMT),		
6.0%, 1–1–37	100	**103,078**
New York – 6.55%		
The Port Authority of New York and New Jersey, Consolidated Bonds, One Hundred Twenty-Seventh Series,		
5.5%, 12–15–14	500	541,205
The City of New York, General Obligation Bonds, Fiscal 2003 Series A Current Interest Bonds,		
5.5%, 8–1–10	500	530,895

See Notes to Schedule of Investments on page 261.

The Investments of Ivy Municipal Bond Fund

March 31, 2008

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
New York (Continued)		
New York State Thruway Authority, State Personal Income Tax Revenue Bonds (Transportation), Series 2002A, 5.25%, 3–15–10	$500	$ 526,980
Suffolk County Industrial Development Agency (New York), Civic Facility Revenue Bonds:		
Series 1999B (The Southampton Hospital Association Civic Facility),		
7.625%, 1–1–30	180	176,693
Series 1999A (The Southampton Hospital Association Civic Facility),		
7.25%, 1–1–20	115	113,820
Dormitory Authority of the State of New York, Third General Resolution Revenue Bonds (State University Educational Facilities Issue), Series 2002B,		
5.25%, 11–15–23	250	268,315
		2,157,908
Ohio – 4.81%		
The University of Toledo (A State University of Ohio), General Receipts Bonds, Series 2002,		
8.5%, 6–1–32 (A)	500	500,000
Toledo-Lucas County Port Authority, Development Revenue Bonds (Northwest Ohio Bond Fund), Series 2007C (Midwest Terminals Project),		
6.0%, 11–15–27	500	475,650
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds, Series 2007A–2,		
6.0%, 6–1–42	500	459,440
Hamilton County, Ohio, Sewer System Improvement Revenue Bonds, 2005 Series B (The Metropolitan Sewer District of Greater Cincinnati),		
5.0%, 12–1–30	150	150,369
		1,585,459
Oklahoma – 2.63%		
Trustees of the Tulsa Municipal Airport Trust, Revenue Bonds, Refunding Series 2001B,		
5.65%, 12–1–35	500	495,815
Tulsa Public Facilities Authority (Oklahoma), Assembly Center Lease Payment Revenue Bonds, Refunding Series 1985,		
6.6%, 7–1–14	335	371,294
		867,109

See Notes to Schedule of Investments on page 261.

The Investments of Ivy Municipal Bond Fund

March 31, 2008

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Pennsylvania – 2.65%		
The School District of Philadelphia, Pennsylvania, General Obligation Bonds, Series A of 2002, Prerefunded 2–1–12, 5.5%, 2–1–18	$500	$ 547,895
Schuylkill County Industrial Development Authority, Variable Rate Demand Revenue Bonds (Pine Grove Landfill, Inc. Project), 1995 Series, 5.1%, 10–1–19	320	326,346
		874,241
Puerto Rico – 2.17%		
Puerto Rico Aqueduct and Sewer Authority, Revenue Bonds, Series A (Senior Lien), 6.0%, 7–1–38	500	513,810
Government Development Bank for Puerto Rico, Senior Notes, 2006 Series B, 5.0%, 12–1–08	200	202,986
		716,796
Rhode Island – 0.95%		
Rhode Island Health and Educational Building Corporation, Hospital Financing Revenue Bonds, St. Joseph Health Services of Rhode Island Issue, Series 1999, 5.4%, 10–1–09	310	**312,207**
Tennessee – 0.85%		
The Health, Educational and Housing Facilities Board of the County of Sullivan, Tennessee, Hospital Revenue Bonds (Wellmont Health System Project), Series 2006C, 5.25%, 9–1–26	300	**279,219**
Texas – 7.76%		
Tarrant County Cultural Education Facilities Finance Corporation, Retirement Facility Revenue Bonds: Northwest Senior Housing Corporation – Edgemere Project, Series 2006A, 6.0%, 11–15–36	500	473,860
Buckingham Senior Living Community, Inc. Project) Series 2007, 5.625%, 11–15–27	500	430,065
North Texas Tollway Authority, System Revenue Refunding Bonds, Series 2008, First Tier Current Interest Bonds, Series 2008A, 6.0%, 1–1–25	500	520,910

See Notes to Schedule of Investments on page 261.

The Investments of Ivy Municipal Bond Fund

March 31, 2008

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Texas (Continued)		
Howard County, Texas, General Obligation Bonds, Series 2008,		
4.65%, 2–15–24	$505	$ 471,377
Pflugerville Independent School District (Travis County, Texas), Unlimited Tax School Building Bonds, Series 2001,		
5.5%, 8–15–19	250	273,640
North Central Texas Health Facilities Development Corporation, Retirement Facility Revenue Bonds (Northwest Senior Housing Corporation – Edgemere Project), Series 1999A, Fixed Rate Bonds,		
7.25%, 11–15–19	235	257,760
Dallas-Fort Worth International Airport Facility Improvement Corporation, American Airlines, Inc., Revenue Bonds, Series 1995,		
6.0%, 11–1–14	150	132,075
		2,559,687
Vermont – 0.61%		
Vermont Housing Finance Agency, Single Family Housing Bonds, Series 27 (AMT),		
5.5%, 11–1–37	200	**202,666**
Virginia – 3.57%		
City of Chesapeake, Virginia, General Obligation Public Improvement and Refunding Bonds, Series of 2001,		
5.5%, 12–1–17	500	531,405
Industrial Development Authority of Fauquier County, Virginia, Hospital Revenue Bonds (Fauquier Hospital Obligated Group), Series 2008B,		
5.25%, 10–1–37	500	448,430
Tobacco Settlement Financing Corporation, Tobacco Settlement Asset-Backed Bonds, Series 2007B–1 Senior Current Interest Bonds (Tax Exempt),		
5.0%, 6–1–47	250	197,870
		1,177,705
Washington – 3.11%		
Energy Northwest, Project No. 1 Refunding Electric Revenue Bonds, Series 2002-A,		
5.75%, 7–1–16	500	546,255
Washington Health Care Facilities Authority, Revenue Bonds, Series 2007C (Virginia Mason Medical Center),		
5.5%, 8–15–36	500	480,550
		1,026,805

See Notes to Schedule of Investments on page 261.

The Investments of Ivy Municipal Bond Fund

March 31, 2008

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Wyoming – 0.87%		
Housing Authority of the City of Cheyenne, Housing Revenue Bonds (Foxcrest II Project), Series 2004, 5.75%, 6–1–34	$300	$ 286,332
TOTAL MUNICIPAL BONDS – 99.12%		$32,680,276
(Cost: $32,807,248)		
SHORT-TERM SECURITIES		
Commercial Paper – 2.66%		
Utilities – Electric		
Detroit Edison Co., 2.87%, 4–1–08	500	500,000
United States Government Agency Obligations – 1.52%		
Federal Home Loan Bank, 1.5%, 4–1–08	877	877,000
TOTAL SHORT-TERM SECURITIES – 4.18%		$ 1,377,000
(Cost: $1,377,000)		
TOTAL INVESTMENT SECURITIES – 103.30%		$34,057,276
(Cost: $34,184,248)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (3.30%)		(1,088,117)
NET ASSETS – 100.00%		$32,969,159

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2008.

(B) Purchased on a when-issued basis with settlement subsequent to March 31, 2008.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY MUNICIPAL BOND FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $34,184) (Notes 1 and 3)	$34,057
Cash	1
Receivables:	
Interest.	460
Investment securities sold.	100
Fund shares sold.	50
Prepaid and other assets	16
Total assets	34,684

LIABILITIES

Payable for investment securities purchased	1,599
Payable to Fund shareholders	83
Dividends payable.	13
Accrued shareholder servicing (Note 2).	5
Accrued accounting services fee (Note 2)	2
Accrued management fee (Note 2)	1
Accrued distribution and service fees (Note 2)	—*
Other.	12
Total liabilities	1,715
Total net assets.	$32,969

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 31
Additional paid-in capital	33,653
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	12
Accumulated undistributed net realized loss	
on investment transactions	(600)
Net unrealized depreciation in value of investments.	(127)
Net assets applicable to outstanding units of capital.	$32,969
Net asset value per share (net assets divided by shares outstanding):	
Class A	$10.80
Class B	$10.80
Class C	$10.80
Class Y	$10.80
Capital shares outstanding:	
Class A	1,810
Class B	74
Class C	1,167
Class Y	2
Capital shares authorized	100,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

IVY MUNICIPAL BOND FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Interest and amortization.	$1,345

Expenses (Note 2):

Investment management fee.	145
Distribution fee:	
Class B	8
Class C	101
Class Y	—*
Service fee:	
Class A	32
Class B	3
Class C	34
Registration fees	48
Shareholder servicing:	
Class A	19
Class B	2
Class C	26
Class Y	—*
Accounting services fee	28
Audit fees.	11
Custodian fees.	4
Other	19
Total	480
Less expenses in excess of limit (Note 2)	(13)
Total expenses.	467
Net investment income	878

REALIZED AND UNREALIZED LOSS
ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on investments	(52)
Unrealized depreciation in value of investments during the period	(835)
Net loss on investments	(887)
Net decrease in net assets resulting from operations	$ (9)

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY MUNICIPAL BOND FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2008	**2007**
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 878	$ 771
Realized net gain (loss) on investments	(52)	21
Unrealized appreciation (depreciation)	(835)	154
Net increase (decrease) in net assets resulting from operations	(9)	946
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(468)	(272)
Class B	(29)	(41)
Class C	(376)	(457)
Class Y	(1)	(2)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(874)	(772)
Capital share transactions (Note 5)	8,819	1,797
Total increase	7,936	1,971
NET ASSETS		
Beginning of period.	25,033	23,062
End of period.	$32,969	$25,033
Undistributed net investment income	$ 12	$ 8

(1)See "Financial Highlights" on pages 265 - 268.

See Notes to Financial Statements.

Financial Highlights

IVY MUNICIPAL BOND FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$11.12	$11.04	$11.13	$11.31	$11.10
Income (loss) from investment operations:					
Net investment income	0.39[1]	0.41[1]	0.42	0.38	0.37
Net realized and unrealized gain (loss) on investments.	(0.32)[1]	0.08[1]	(0.09)	(0.17)	0.21
Total from investment operations	0.07	0.49	0.33	0.21	0.58
Less distributions from:					
Net investment income	(0.39)	(0.41)	(0.42)	(0.39)	(0.37)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.39)	(0.41)	(0.42)	(0.39)	(0.37)
Net asset value, end of period	$10.80	$11.12	$11.04	$11.13	$11.31
Total return[2]	0.69%	4.51%	3.00%	1.89%	5.36%
Net assets, end of period (in millions)	$20	$9	$6	$5	$4
Ratio of expenses to average net assets including expense waiver	1.26%	1.11%	0.90%	1.13%	1.25%
Ratio of net investment income to average net assets including expense waiver	3.62%	3.67%	3.77%	3.42%	3.35%
Ratio of expenses to average net assets excluding expense waiver	1.31%	1.35%	1.33%	1.39%	1.25%[3]
Ratio of net investment income to average net assets excluding expense waiver.	3.57%	3.43%	3.34%	3.16%	3.35%[3]
Portfolio turnover rate	62%	26%	20%	17%	11%

(1)Based on average weekly shares outstanding.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY MUNICIPAL BOND FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$11.12	$11.04	$11.13	$11.31	$11.10
Income (loss) from investment operations:					
Net investment income	0.31	0.32	0.34	0.30	0.28
Net realized and unrealized gain (loss) on investments.	(0.32)	0.08	(0.09)	(0.18)	0.21
Total from investment operations	(0.01)	0.40	0.25	0.12	0.49
Less distributions from:					
Net investment income	(0.31)	(0.32)	(0.34)	(0.30)	(0.28)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.31)	(0.32)	(0.34)	(0.30)	(0.28)
Net asset value, end of period	$10.80	$11.12	$11.04	$11.13	$11.31
Total return	–0.13%	3.70%	2.20%	1.09%	4.50%
Net assets, end of period (in millions)	$1	$1	$1	$1	$1
Ratio of expenses to average net assets including expense waiver	2.08%	1.85%	1.70%	1.90%	2.06%
Ratio of net investment income to average net assets including expense waiver	2.81%	2.92%	2.96%	2.65%	2.54%
Ratio of expenses to average net assets excluding expense waiver	2.13%	2.09%	2.13%	2.16%	2.06%[1]
Ratio of net investment income to average net assets excluding expense waiver.	2.76%	2.68%	2.53%	2.39%	2.54%[1]
Portfolio turnover rate	62%	26%	20%	17%	11%

[1]There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY MUNICIPAL BOND FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$11.12	$11.04	$11.13	$11.31	$11.10
Income (loss) from investment operations:					
Net investment income	0.31	0.32	0.34	0.29	0.28
Net realized and unrealized gain (loss) on investments.	(0.32)	0.08	(0.09)	(0.17)	0.21
Total from investment operations	(0.01)	0.40	0.25	0.12	0.49
Less distributions from:					
Net investment income	(0.31)	(0.32)	(0.34)	(0.30)	(0.28)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.31)	(0.32)	(0.34)	(0.30)	(0.28)
Net asset value, end of period	$10.80	$11.12	$11.04	$11.13	$11.31
Total return	–0.14%	3.69%	2.19%	1.04%	4.45%
Net assets, end of period (in millions)	$12	$15	$16	$18	$20
Ratio of expenses to average net assets including expense waiver	2.08%	1.87%	1.69%	1.93%	2.10%
Ratio of net investment income to average net assets including expense waiver	2.80%	2.90%	2.97%	2.62%	2.50%
Ratio of expenses to average net assets excluding expense waiver	2.13%	2.11%	2.12%	2.19%	2.10%[1]
Ratio of net investment income to average net assets excluding expense waiver.	2.75%	2.66%	2.54%	2.36%	2.50%[1]
Portfolio turnover rate.	62%	26%	20%	17%	11%

(1)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY MUNICIPAL BOND FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$11.12	$11.04	$11.13	$11.31	$11.10
Income (loss) from investment operations:					
Net investment income	0.38[1]	0.39[1]	0.42	0.37	0.35
Net realized and unrealized gain (loss) on investments.	(0.32)[1]	0.08[1]	(0.09)	(0.18)	0.21
Total from investment operations	0.06	0.47	0.33	0.19	0.56
Less distributions from:					
Net investment income	(0.38)	(0.39)	(0.42)	(0.37)	(0.35)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.38)	(0.39)	(0.42)	(0.37)	(0.35)
Net asset value, end of period	$10.80	$11.12	$11.04	$11.13	$11.31
Total return	0.58%	4.36%	2.98%	1.75%	5.13%
Net assets, end of period (in thousands)	$25	$25	$46	$44	$5
Ratio of expenses to average net assets including expense waiver	1.38%	1.23%	0.92%	1.22%	1.44%
Ratio of net investment income to average net assets including expense waiver	3.50%	3.55%	3.74%	3.13%	3.14%
Ratio of expenses to average net assets excluding expense waiver	1.43%	1.47%	1.35%	1.48%	1.44%[2]
Ratio of net investment income to average net assets excluding expense waiver.	3.45%	3.31%	3.31%	2.87%	3.14%[2]
Portfolio turnover rate	62%	26%	20%	17%	11%

(1)Based on average weekly shares outstanding.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Notes to Financial Statements

March 31, 2008

NOTE 1 – Significant Accounting Policies

Ivy Funds, Inc. (the Corporation) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Corporation issues 12 series of capital shares; each series represents ownership of a separate mutual fund (Fund). The assets belonging to each Fund are held separately by the custodian. The capital shares of each Fund represent a pro rata interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets. The following is a summary of significant accounting policies consistently followed by the Corporation in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Gold bullion is valued at the last settlement price for current delivery as calculated by the Commodity Exchange, Inc. as of the close of that exchange. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Corporation's Board of Directors. Management's valuation committee makes fair value determinations for the Corporation, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Corporation is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. Foreign currency translations – All assets and liabilities denominated in foreign currencies are translated into United States dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Corporation combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. **Forward foreign currency exchange contracts** – A forward foreign currency exchange contract (Forward Contract) is an obligation to purchase or sell a specific currency at a future date at a fixed price. Forward Contracts are marked-to-market daily at the applicable translation rates and the resulting unrealized gains or losses are reflected in the Corporation's financial statements. Gains or losses are realized by the Corporation at the time the Forward Contract is extinguished. Contracts may be extinguished either by entry into a closing transaction or by delivery of the currency. Risks may arise from the possibility that the other party will not complete the obligations of the contract and from unanticipated movements in the value of the foreign currency relative to the United States dollar. The Corporation uses Forward Contracts to attempt to reduce the overall risk of its investments or for investment purposes.

E. **Federal income taxes** – It is the Corporation's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Corporation intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

F. **Dividends and distributions** – Dividends and distributions to shareholders are recorded by each Fund on the business day following the applicable record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers. At March 31, 2008, the following amounts were reclassified:

	Accumulated Undistributed Net Realized Gain (Loss)	Accumulated Undistributed Net Investment Income (Loss)	Additional Paid-in Capital
Ivy Capital Appreciation Fund	$ (154,349)	$ 525,110	$ (370,761)
Ivy Core Equity Fund	(377,292)	248,935	128,357
Ivy Large Cap Growth Fund	569,545	747,030	(1,316,575)
Ivy Mid Cap Growth Fund	—	1,159,348	(1,159,348)
Ivy Small Cap Growth Fund	(6,441,855)	6,441,855	—
Ivy Asset Strategy Fund	4,627,999	(4,627,999)	—
Ivy Energy Fund	(53,677)	138,337	(84,660)
Ivy Science and Technology Fund . .	(3,264,961)	3,057,961	207,000
Ivy High Income Fund	76,530	(74,810)	(1,720)

G. **Repurchase agreements** – Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, remains at least equal to the value of the loan, including accrued interest thereon. The collateral for the repurchase agreement is held by the custodian bank.

H. **New Accounting Pronouncements** – During the year ending March 31, 2008, the Corporation instituted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48) with the impact of such adoption being recognized on September 30, 2007 in accordance with guidance provided by the Securities and Exchange Commission. FIN 48 did not have a material effect on the net asset value, financial condition or results of operations of the Corporation as there was no liability required for the recognition of unrecognized tax benefits during the year, nor were there any such liabilities to be recorded to the beginning net asset value of the Corporation. The Corporation is subject to examination by U.S. federal, state and foreign tax authorities for returns filed for years ending after March 31, 2004.

In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in accordance with generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Corporation will institute SFAS No. 157 during 2008 and its potential impact, if any, on its financial statements is currently being assessed by management.

In March 2008, FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 amends and expands disclosures about derivative instruments and hedging activities. SFAS 161 requires qualitative disclosures about the objectives and strategies of derivative instruments, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures of credit-risk-related contingent features in hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Corporation will institute SFAS 161 during 2009 and its potential impact, if any, on its financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Ivy Investment Management Company (IICO), a wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), serves as the Corporation's investment manager. Prior to March 8, 2005, IICO was known as Waddell & Reed Ivy Investment Company. IICO provides advice and supervises investments, for which services it is paid a fee. Prior to June 30, 2003, Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), served as the investment manager. On June 30, 2003, WRIMCO assigned the investment management agreement between it and the Corporation to Waddell & Reed Ivy Investment Company, an affiliated entity. The fee is payable by each Fund at the following annual rates:

Fund	Net Asset Breakpoints	Annual Rate
Ivy Capital Appreciation Fund	Up to $1 Billion	.650%
	Over $1 Billion up to $2 Billion	.600%
	Over $2 Billion up to $3 Billion	.550%
	Over $3 Billion	.500%
Ivy Core Equity Fund	Up to $1 Billion	.700%
	Over $1 Billion up to $2 Billion	.650%
	Over $2 Billion up to $3 Billion	.600%
	Over $3 Billion	.550%

Fund	Net Asset Breakpoints	Annual Rate
Ivy Large Cap Growth Fund	Up to $1 Billion	.700%
	Over $1 Billion up to $2 Billion	.650%
	Over $2 Billion up to $3 Billion	.600%
	Over $3 Billion	.550%
Ivy Mid Cap Growth Fund	Up to $1 Billion	.850%
	Over $1 Billion up to $2 Billion	.830%
	Over $2 Billion up to $3 Billion	.800%
	Over $3 Billion	.760%
Ivy Small Cap Growth Fund	Up to $1 Billion	.850%
	Over $1 Billion up to $2 Billion	.830%
	Over $2 Billion up to $3 Billion	.800%
	Over $3 Billion	.760%
Ivy Asset Strategy Fund	Up to $1 Billion	.700%
	Over $1 Billion up to $2 Billion	.650%
	Over $2 Billion up to $3 Billion	.600%
	Over $3 Billion	.550%
Ivy Energy Fund	Up to $1 Billion	.850%
	Over $1 Billion up to $2 Billion	.830%
	Over $2 Billion up to $3 Billion	.800%
	Over $3 Billion	.760%
Ivy Science and Technology Fund	Up to $1 Billion	.850%
	Over $1 Billion up to $2 Billion	.830%
	Over $2 Billion up to $3 Billion	.800%
	Over $3 Billion	.760%
Ivy High Income Fund	Up to $500 Million	.625%
	Over $500 Million up to $1 Billion	.600%
	Over $1 Billion up to $1.5 Billion	.550%
	Over $1.5 Billion	.500%
Ivy Limited-Term Bond Fund	Up to $500 Million	.500%
	Over $500 Million up to $1 Billion	.450%
	Over $1 Billion up to $1.5 Billion	.400%
	Over $1.5 Billion	.350%
Ivy Money Market Fund	All levels	.400%
Ivy Municipal Bond Fund	Up to $500 Million	.525%
	Over $500 Million up to $1 Billion	.500%
	Over $1 Billion up to $1.5 Billion	.450%
	Over $1.5 Billion	.400%

Effective August 30, 2007, the fee is as follows:

Ivy Core Equity Fund	Up to $1 Billion	.700%
	Over $1 Billion up to $2 Billion	.650%
	Over $2 Billion up to $3 Billion	.600%
	Over $3 Billion up to $5 Billion	.550%
	Over $5 Billion	.525%

The fee is accrued and paid daily. However, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. During the fiscal year ended March 31, 2008, IICO voluntarily waived its fee (in thousands) as shown in the following table:

Ivy Energy Fund	$77
Ivy Municipal Bond Fund	13

For the period from October 1, 2007 through September 30, 2008, IICO has contractually agreed to reduce the management fee for Ivy Limited-Term Bond Fund to:

Ivy Limited-Term Bond Fund	Up to $500 Million	.350%
	Over $500 Million up to $1 Billion	.300%
	Over $1 Billion up to $1.5 Billion	.250%
	Over $1.5 Billion	.200%

During the fiscal year ended March 31, 2008, IICO waived $58 (in thousands).

The Corporation has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), an indirect subsidiary of WDR. Under the agreement, WRSCO acts as the agent in providing bookkeeping and accounting services and assistance to the Corporation, including maintenance of Fund records, pricing of Fund shares, preparation of prospectuses for existing shareholders, preparation of proxy statements and certain shareholder reports. For these services, each of the Funds pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, each Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee may be voluntarily waived until a Fund's net assets are at least $10 million.

Under the Shareholder Servicing Agreement between the Corporation and WRSCO, with respect to Class A, Class B, Class C, and Class E shares, for each shareholder account that was in existence at any time during the prior month: Ivy Asset Strategy Fund pays a monthly fee of $1.5792; Ivy High Income Fund, Ivy Limited-Term Bond Fund and Ivy Municipal Bond Fund each pay a monthly fee of $1.6958; and Ivy Capital Appreciation Fund, Ivy Core Equity Fund, Ivy Energy Fund, Ivy Large Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Science and Technology Fund and Ivy Small Cap Growth Fund each pay a monthly fee of $1.5042. Ivy Money Market Fund pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Ivy Limited-Term Bond Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.20 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Effective September 1, 2006, the Shareholder Servicing Agreement with respect to Class A, Class B and Class C shares was revised so that each Fund pays WRSCO an annual fee (payable monthly) for each account of the Fund that is non-networked and is as shown above; however, WRSCO has agreed to reduce that fee if the number of total shareholders accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. Each Fund also reimburses WRSCO for certain out-of-pocket costs for all classes. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WRSCO if the individual accounts that comprise the omnibus account were opened by their benficial owners directly. WRSCO pays such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate (e.g., 0.10%) fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

As principal underwriter for the Corporation's shares, Ivy Funds Distributor, Inc. (IFDI) receives sales commissions (which are not an expense of the Corporation) for Class A and Class E shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the fiscal year ended March 31, 2008, IFDI received the following amounts in sales commissions and CDSC:

| | Sales Commissions | CDSC | | | |
		Class A	Class B	Class C	Class E
Ivy Capital Appreciation Fund	$ 802,128	$11,195	$ 10,966	$ 8,478	$ —
Ivy Core Equity Fund	158,506	—	8,943	3,011	—
Ivy Large Cap Growth Fund	1,085,792	—	42,072	11,104	—
Ivy Mid Cap Growth Fund . . .	248,334	38	6,086	454	—
Ivy Small Cap Growth Fund	292,931	237	10,411	3,307	—
Ivy Asset Strategy Fund.	7,360,710	17,823	190,757	317,792	—
Ivy Energy Fund.	179,991	—	2,584	234	—
Ivy Science and Technology Fund	452,444	584	15,408	10,307	—
Ivy High Income Fund	469,529	1,393	13,203	1,922	—

(Continued)	Sales Commissions	CDSC			
		Class A	Class B	Class C	Class E
Ivy Limited-Term Bond Fund	91,462	2,281	4,193	2,489	—
Ivy Money Market Fund	—	8,049	13,191	6,848	—
Ivy Municipal Bond Fund	38,661	—	946	270	—

With respect to Class A, Class B, Class C and Class E shares, IFDI pays sales commissions and all expenses in connection with the sale of the Corporation's shares, except for registration fees and related expenses. During the fiscal year ended March 31, 2008, the following amounts were paid:

Ivy Capital Appreciation Fund	$ 1,746,598
Ivy Core Equity Fund	190,701
Ivy Large Cap Growth Fund.	1,332,252
Ivy Mid Cap Growth Fund	269,276
Ivy Small Cap Growth Fund.	347,021
Ivy Asset Strategy Fund.	41,910,372
Ivy Energy Fund.	194,271
Ivy Science and Technology Fund	759,453
Ivy High Income Fund	488,937
Ivy Limited-Term Bond Fund	104,393
Ivy Money Market Fund	—
Ivy Municipal Bond Fund	41,242

Under a Distribution and Service Plan for Class A shares adopted by the Corporation pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Fund may pay a distribution and/or service fee to IFDI in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Corporation for Class B shares and Class C shares, respectively, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of a Fund's average annual net assets attributable to that class to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class. Under the Class E Plan, each Fund pays IFDI a fee not to exceed 0.25% of the Fund's average annual net assets attributable to Class E shares, paid daily to compensate IFDI for its costs and expenses in connection with, either directly or through others, the distribution of the Class E shares, the provision of personal services to Class E shareholders and/or maintenance of Class E shareholder accounts. Under the Class Y Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts. Under the Class R Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

IFDI and WRSCO have voluntarily agreed to waive sufficient expenses to Class A of Ivy Money Market Fund in order to maintain the yield at the level of that of Waddell & Reed Advisors Cash Management, Inc. Class A. For the fiscal year ending March 31, 2008, no expenses were waived for Ivy Money Market Fund Class A. For the fiscal year ended March 31, 2007, $50 (in thousands) was reimbursed to Ivy Money Market Fund Class A.

This reimbursement serves to reduce shareholder servicing fees.

Effective June 1, 2006 through July 31, 2009, IFDI and WRSCO have contractually agreed to reimburse sufficient 12b–1 and/or shareholder servicing fees to cap the expenses for Ivy Large Cap Growth Fund as follows:

Fund and Class	June 1, 2006 to July 31, 2009 Expense Limitation
Ivy Large Cap Growth Fund, Class A	1.15%
Ivy Large Cap Growth Fund, Class E	1.15%
Ivy Large Cap Growth Fund, Class Y.	1.06%

During the fiscal year ended March 31, 2008, the amount of fees (in thousands) reimbursed under this agreement is as follows:

Ivy Large Cap Growth Fund

Class A	$338
Class E	1
Class Y	106

For the period from July 1, 2005 through July 31, 2006, IICO also voluntarily agreed to waive sufficient management fees for Ivy Capital Appreciation Fund to insure that the Class A expense ratio for that Fund did not exceed 1.35%. In addition, for the period from August 1, 2006 through July 31, 2008, IFDI and WRSCO have contractually agreed to reimburse sufficient 12b–1 and/or shareholder servicing fees to cap the expenses for Ivy Capital Appreciation Class A and Class E shares at 1.35%. For the fiscal year ended March 31, 2008, no management fee was waived, and $6 (in thousands) Class E 12b–1 expenses have been waived.

In addition, IFDI and WRSCO have voluntarily agreed to waive sufficient expenses for Class A, Class C and Class Y of Ivy Mid Cap Growth Fund in order to ensure that the total annual Fund operating expenses do not exceed the following levels:

Fund and Class	Expense Limitation (as a percentage of average net assets of each Class)
Ivy Mid Cap Growth Fund, Class A	1.65%
Ivy Mid Cap Growth Fund, Class C	2.35%
Ivy Mid Cap Growth Fund, Class Y	1.25%

During the fiscal year ended March 31, 2008, the amount of fees (in thousands) reimbursed under this agreement is as follows:

Ivy Mid Cap Growth Fund

Class C	$ 3
Class Y	18

This reimbursement serves to reduce distribution and service fees.

Effective March 1, 2008 through July 31, 2008, IICO, IFDI and WRSCO have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the expenses for Ivy Energy Fund's shares as follows:

Fund and Class	March 1, 2008 to July 31, 2008 Expense Limitation
Ivy Energy Fund, Class A	1.60%
Ivy Energy Fund, Class B	2.60%
Ivy Energy Fund, Class C	2.60%
Ivy Energy Fund, Class I	1.60%
Ivy Energy Fund, Class Y	1.60%

During the fiscal year ended March 31, 2008, the Corporation paid Directors' regular compensation of $293,422, which is included in other expenses.

NOTE 3 – Investment Securities Transactions

Investment securities transactions for the fiscal year ended March 31, 2008 are summarized as follows:

	Ivy Capital Appreciation Fund	Ivy Core Equity Fund	Ivy Large Cap Growth Fund
Purchases of investment securities, excluding short-term and U.S. government securities	$ 809,732,692	$ 205,619,392	$ 441,188,276
Purchases of U.S. government securities	—	—	—
Purchases of short-term securities.	2,015,565,487	1,260,713,171	1,487,323,675
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities	285,562,377	223,405,913	272,257,669
Proceeds from maturities and sales of U.S. government securities.	—	—	—
Proceeds from maturities and sales of short-term securities . . .	2,011,924,727	1,252,479,368	1,488,163,420

	Ivy Mid Cap Growth Fund	Ivy Small Cap Growth Fund	Ivy Asset Strategy Fund
Purchases of investment securities, excluding short-term and U.S. government securities....	$ 59,611,120	$ 386,449,975	$10,297,448,442
Purchases of bullion............	—	—	718,281,052
Purchases of U.S. government securities.................	—	—	442,010,196
Purchases of short-term securities.................	1,090,469,088	2,279,932,527	35,172,505,865
Purchases of options...........	825,463	—	924,367
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities....	59,342,390	473,089,944	2,784,776,434
Proceeds from sales of bullion....	—	—	60,818,024
Proceeds from maturities and sales of U.S. government securities.................	—	—	56,913,479
Proceeds from maturities and sales of short-term securities ..	1,085,050,405	2,278,185,301	34,600,078,164
Proceeds from options..........	142,878	—	298,442

	Ivy Energy Fund	Ivy Science and Technology Fund	Ivy High Income Fund
Purchases of investment securities, excluding short-term and U.S. government securities.....	$ 30,807,477	$ 422,306,520	$ 147,396,900
Purchases of U.S. government securities.................	—	—	—
Purchases of short-term securities.................	342,261,946	4,248,043,176	1,173,197,414
Purchases of options...........	—	10,128,769	—
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities.....	7,272,991	409,391,204	103,193,769
Proceeds from maturities and sales of U.S. government securities.................	—	—	—
Proceeds from maturities and sales of short-term securities ...	340,185,520	4,115,335,277	1,160,020,823
Proceeds from options..........	—	10,555,012	—

	Ivy Limited-Term Bond Fund	Ivy Municipal Bond Fund
Purchases of investment securities, excluding short-term and U.S. government securities	$ 10,510,100	$ 23,807,375
Purchases of U.S. government securities	68,017,767	—
Purchases of short-term securities	719,686,589	332,139,085
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities	12,000,680	15,741,514
Proceeds from maturities and sales of U.S. government securities	42,763,875	—
Proceeds from maturities and sales of short-term securities	705,011,550	329,916,176

For Federal income tax purposes, cost of investments owned at March 31, 2008 and the related unrealized appreciation (depreciation) were as follows:

	Cost	Appreciation	Depreciation	Aggregate Appreciation (Depreciation)
Ivy Capital Appreciation Fund	$ 567,734,072	$ 35,222,832	$ 54,970,413	$ (19,747,581)
Ivy Core Equity Fund . . .	191,486,651	51,886,799	8,284,166	43,602,633
Ivy Large Cap Growth Fund	377,088,476	65,090,148	7,741,453	57,348,695
Ivy Mid Cap Growth Fund	118,292,155	33,351,210	10,701,694	22,649,516
Ivy Small Cap Growth Fund	436,565,675	47,991,272	59,853,129	(11,861,857)
Ivy Asset Strategy Fund	11,850,906,923	917,582,042	632,693,964	284,888,078
Ivy Energy Fund	33,191,399	4,926,740	904,266	4,022,474
Ivy Science and Technology Fund . . .	529,602,342	71,813,786	40,329,227	31,484,559
Ivy High Income Fund . .	167,313,812	618,930	13,722,022	(13,103,092)
Ivy Limited-Term Bond Fund	92,197,269	1,934,778	177,221	1,757,557
Ivy Money Market Fund	116,885,783	—	—	—
Ivy Municipal Bond Fund	34,194,499	615,169	752,392	(137,223)

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Funds distributed and undistributed earnings and profit for the fiscal year ended March 31, 2008 and the related net capital losses and post-October activity were as follows:

	Ivy Capital Appreciation Fund	Ivy Core Equity Fund	Ivy Large Cap Growth Fund
Net ordinary income	$ 2,876,336	$ 1,221,487	$ —
Distributed ordinary income	2,876,336	1,221,487	—
Undistributed ordinary income	—	—	—
Realized long-term capital gains	1,008,117	5,645,603	3,256,547
Distributed long-term capital gains	1,481,098	21,530,954	3,256,547
Undistributed long-term capital gains	—	—	—
Net capital losses	—	—	—
Post-October losses deferred	40,753,192	9,048,508	3,242,440

	Ivy Mid Cap Growth Fund	Ivy Small Cap Growth Fund	Ivy Asset Strategy Fund
Net ordinary income	$ —	$ 3,633,788	$ 922,937,049
Distributed ordinary income	—	3,633,788	45,820,723
Undistributed ordinary income	—	—	908,145,189
Realized long-term capital gains	—	54,539,330	322,481,144
Distributed long-term capital gains	—	65,508,393	26,238,182
Undistributed long-term capital gains . .	—	2,712,961	322,481,144
Net capital losses	—	—	—
Post-October losses deferred	—	—	7,497,083

	Ivy Energy Fund	Ivy Science and Technology Fund	Ivy High Income Fund
Net ordinary income	$ —	$ 21,139,984	$ 10,217,724
Distributed ordinary income	—	11,512,065	10,186,210
Undistributed ordinary income	—	9,627,918	145,636
Realized long-term capital gains	—	43,874,215	—
Distributed long-term capital gains	—	47,496,525	—
Return of capital	41,885	—	—
Undistributed long-term capital gains	—	8,148,749	—
Net capital losses	—	—	—
Post-October losses deferred	561,647	—	613,407

	Ivy Limited-Term Bond Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund
Net ordinary income.	$2,349,754	$3,328,111	$ 874,769
Distributed ordinary income.	2,334,137	3,331,204	870,239
Undistributed ordinary income.	47,652	39,981	19,139
Realized long-term capital gains	—	—	—
Distributed long-term capital gains	—	—	—
Undistributed long-term capital gains	—	—	—
Net capital losses.		564	88,610
Post-October losses deferred	—	—	4,201

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year ("post-October losses").

Capital loss carryovers are available to offset future realized capital gain net income incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

	Ivy Core Equity Fund	Ivy Large Cap Growth Fund	Ivy Mid Cap Growth Fund
March 31, 2009	$ —	$ 2,322,633	$ —
March 31, 2010	2,958,121	2,102,401	12,593,717
March 31, 2011	1,479,061	—	5,387,010
March 31, 2012	—	—	757,922
Total carryover	$4,437,182	$ 4,425,034	$18,738,649

	Ivy Small Cap Growth Fund	Ivy Science and Technology Fund	Ivy High Income Fund
March 31, 2009	$2,069,323	$ 413,760	$ —
March 31, 2010	2,069,323	413,760	326,444
March 31, 2011	564,363	413,760	1,182,962
March 31, 2014	—	—	105,076
Total carryover	$4,703,009	$1,241,280	$1,614,482

	Ivy Limited-Term Bond Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund
March 31, 2009	$ —	$ —	$179,308
March 31, 2010	—	—	230,753
March 31, 2011	89,097	—	75,199
March 31, 2014	116,817	—	—
March 31, 2016	—	564	88,610
Total carryover	$205,914	$564	$573,870

Ivy US Blue Chip Fund was merged into Ivy Core Equity Fund as of June 16, 2003 and Advantus Index 500 Fund was merged into Ivy Core Equity Fund as of December 8, 2003. At the time of the mergers, Ivy US Blue Chip Fund and Advantus Index 500 Fund had capital loss carryovers available to offset future gains of the Ivy Core Equity Fund. Ivy US Blue Chip Fund's carryovers are limited to $1,479,061 for each period ending from March 31, 2009 through 2011 plus any unused limitations from prior years.

Advantus Horizon Fund was merged into Ivy Large Cap Growth Fund as of December 8, 2003. At the time of the merger, Advantus Horizon Fund had capital loss carryovers available to offset future gains of the Ivy Large Cap Growth Fund. These carryovers are limited to $1,383,732 for each period ending from March 31, 2009 through 2010 plus any unused limitations from prior year and the amount of certain built-in gains realized, if any.

Ivy US Emerging Growth Fund was merged into Ivy Mid Cap Growth Fund as of June 16, 2003. At the time of the merger, Ivy Mid Cap Growth Fund had capital loss carryovers available to offset future gains. These carryovers are limited to $4,095,542 for the period ending March 31, 2009 and $1,182,294 for each period ending from March 31, 2010 through 2011 and $197,085 for the period ending March 31, 2012 plus any unused limitations from prior years.

Advantus Enterprise Fund was merged into Ivy Small Cap Growth Fund as of December 8, 2003. At the time of the merger, Advantus Enterprise Fund had capital loss carryovers available to offset future gains of the Ivy Small Cap Growth Fund. These carryovers are limited to $2,069,323 for each period ending from March 31, 2009 through 2010 and $564,363 for the period ending March 31, 2011 plus any unused limitations from prior years.

Ivy Global Science & Technology Fund was merged into Ivy Science and Technology Fund as of June 16, 2003. At the time of the merger, Ivy Global Science & Technology Fund had capital loss carryovers available to offset future gains of the Ivy Science and Technology Fund. These carryovers are limited to $413,760 for each period ending from March 31, 2009 through 2011 plus any unused limitations from prior years.

NOTE 5 – Multiclass Operations

Each Fund within the Corporation currently offers five classes of shares, Class A, Class B, Class C, Class I and Class Y (other than Money Market Fund which offers Class A and Class E shares and Municipal Bond Fund which does not offer Class E and Class I shares), and all Funds except Ivy Energy Fund, Ivy Limited-Term Bond Fund and Ivy Municipal Bond Fund offer Class E shares. Each share class has equal rights as to assets and voting privileges. In addition, Large Cap Growth Fund, Mid Cap Growth Fund, Science and Technology Fund and Small Cap Growth Fund offer Class R shares, which also have equal rights as to assets and voting privileges. Ivy Money Market Fund Class B and Class C shares are no longer available for investment. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Corporation.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock for the fiscal year ended March 31, 2008 are summarized below. Amounts are in thousands.

	Ivy Capital Appreciation Fund	Ivy Core Equity Fund	Ivy Large Cap Growth Fund
Shares issued from sale of shares:			
Class A	42,294	2,530	18,353
Class B	1,238	121	667
Class C	8,788	660	1,921
Class E	283	61	34
Class I	1,400	31	146
Class R	NA	NA	51
Class Y	6,219	123	5,714
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	301	755	151
Class B	2	87	9
Class C	25	1,304	14
Class E	2	3	—*
Class I	1	2	1
Class R	NA	NA	—*
Class Y	4	17	56
Shares redeemed:			
Class A	(7,926)	(2,064)	(11,090)
Class B	(281)	(296)	(681)
Class C	(1,227)	(3,446)	(857)
Class E	(22)	(1)	(1)
Class I	(145)	(10)	(33)
Class R	NA	NA	(3)
Class Y	(1,254)	(189)	(2,557)
Increase (decrease) in outstanding capital shares	49,702	(312)	11,895

*Not shown due to rounding.

	Ivy Capital Appreciation Fund	Ivy Core Equity Fund	Ivy Large Cap Growth Fund
(Continued)			
Value issued from sale of shares:			
Class A	$462,019	$ 26,526	$252,724
Class B	12,786	1,193	8,165
Class C	90,966	6,514	25,207
Class E	3,240	625	448
Class I	15,590	333	1,833
Class R	NA	NA	713
Class Y	68,226	1,342	82,757
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	3,417	7,935	2,265
Class B	23	851	119
Class C	270	12,855	204
Class E	22	33	2
Class I	10	20	11
Class R	NA	NA	3
Class Y	49	189	845
Value redeemed:			
Class A	(83,186)	(21,456)	(147,074)
Class B	(2,801)	(2,864)	(8,423)
Class C	(11,956)	(33,936)	(10,825)
Class E	(251)	(10)	(11)
Class I	(1,504)	(109)	(432)
Class R	NA	NA	(43)
Class Y	(13,333)	(2,016)	(34,103)
Increase (decrease) in outstanding capital	$543,587	$ (1,975)	$174,385

	Ivy Mid Cap Growth Fund	Ivy Small Cap Growth Fund	Ivy Asset Strategy Fund
Shares issued from sale of shares:			
Class A	2,665	3,219	160,137
Class B	107	130	7,401
Class C	137	895	133,488
Class E	33	57	420
Class I	53	149	3,943
Class R	2	27	NA
Class Y	465	1,849	52,799
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	1,250	1,403
Class B	—	180	34
Class C	—	2,819	478
Class E	—	7	1
Class I	—	18	6
Class R	—	1	NA
Class Y	—	1,404	147
Shares redeemed:			
Class A	(2,149)	(3,451)	(16,956)
Class B	(221)	(356)	(904)
Class C	(281)	(5,433)	(8,664)
Class E	(1)	(6)	(10)
Class I	(14)	(18)	(88)
Class R	(1)	(2)	NA
Class Y	(276)	(3,289)	(4,691)
Increase (decrease) in outstanding capital shares	519	(550)	328,944

(Continued)	Ivy Mid Cap Growth Fund	Ivy Small Cap Growth Fund	Ivy Asset Strategy Fund
Value issued from sale of shares:			
Class A	$36,612	$41,516	$4,203,333
Class B	1,374	1,542	187,936
Class C	1,782	10,526	3,404,363
Class E	454	778	10,744
Class I	714	2,152	106,333
Class R	33	293	NA
Class Y	6,557	26,147	1,379,525
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	14,855	37,018
Class B	—	1,958	930
Class C	—	31,323	12,946
Class E	—	81	40
Class I	—	240	169
Class R	—	16	NA
Class Y	—	18,652	3,911
Value redeemed:			
Class A	(29,595)	(43,972)	(430,452)
Class B	(2,833)	(4,088)	(22,351)
Class C	(3,676)	(63,426)	(218,454)
Class E	(8)	(81)	(274)
Class I	(200)	(250)	(2,331)
Class R	(7)	(27)	NA
Class Y	(3,787)	(45,206)	(122,108)
Increase (decrease) in outstanding capital	$ 7,420	$ (6,971)	$8,551,278

	Ivy Energy Fund	Ivy Science and Technology Fund	Ivy High Income Fund
Shares issued from sale of shares:			
Class A	2,285	4,502	10,397
Class B	90	208	277
Class C	153	1,164	431
Class E	10	47	79
Class I	9	346	40
Class R	NA	65	NA
Class Y	386	3,462	241
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	2	854	922
Class B	—	79	46
Class C	—	414	123
Class E	—*	4	4
Class I	—*	9	2
Class R	NA	4	NA
Class Y	—*	443	46
Shares redeemed:			
Class A	(861)	(3,018)	(4,329)
Class B	(23)	(184)	(278)
Class C	(27)	(945)	(686)
Class E	(—)	(2)	(8)
Class I	(—)	(43)	(5)
Class R	NA	(6)	NA
Class Y	(49)	(1,182)	(934)
Increase in outstanding capital shares	1,975	6,221	6,368

*Not shown due to rounding.

(Continued)	Ivy Energy Fund	Ivy Science and Technology Fund	Ivy High Income Fund
Value issued from sale of shares:			
Class A	$30,208	$138,971	$89,371
Class B	1,134	5,955	2,399
Class C	1,969	34,028	3,719
Class E	100	1,449	691
Class I	100	10,872	350
Class R	NA	1,949	NA
Class Y	5,269	110,615	2,070
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	32	25,555	7,825
Class B	—	2,175	394
Class C	—	11,688	1,052
Class E	—*	111	31
Class I	1	295	21
Class R	NA	119	NA
Class Y	7	13,729	396
Value redeemed:			
Class A	(11,166)	(90,402)	(36,798)
Class B	(299)	(5,112)	(2,388)
Class C	(346)	(27,101)	(5,829)
Class E	(—)	(75)	(68)
Class I	(—)	(1,333)	(42)
Class R	NA	(169)	NA
Class Y	(636)	(36,944)	(8,316)
Increase in outstanding capital	$26,373	$196,375	$54,878

*Not shown due to rounding.

	Ivy Limited-Term Bond Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund
Shares issued from sale of shares:			
Class A	4,997	166,003	1,217
Class B	294	9,473	36
Class C	791	26,834	166
Class E	10	1,143	NA
Class I	19	NA	NA
Class Y	120	NA	—
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	170	2,777	40
Class B	13	111	1
Class C	30	282	26
Class E	—*	19	NA
Class I	—*	NA	NA
Class Y	4	NA	—*
Shares redeemed:			
Class A	(1,739)	(136,395)	(236)
Class B	(213)	(6,327)	(70)
Class C	(602)	(15,349)	(379)
Class E	(—)	(133)	NA
Class I	(6)	NA	NA
Class Y	(102)	NA	(—)
Increase in outstanding capital shares	3,786	48,438	801

*Not shown due to rounding.

(Continued)	Ivy Limited-Term Bond Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund
Value issued from sale of shares:			
Class A	$51,369	$166,003	$13,364
Class B	3,027	9,473	393
Class C	8,174	26,834	1,820
Class E	100	1,143	NA
Class I	187	NA	NA
Class Y	1,236	NA	—
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	1,745	2,777	445
Class B	132	111	12
Class C	311	282	292
Class E	4	19	NA
Class I	5	NA	NA
Class Y	37	NA	—*
Value redeemed:			
Class A	(17,826)	(136,395)	(2,589)
Class B	(2,187)	(6,327)	(774)
Class C	(6,169)	(15,349)	(4,144)
Class E	(—)	(133)	NA
Class I	(64)	NA	NA
Class Y	(1,041)	NA	(—)
Increase in outstanding capital	$39,040	$ 48,438	$ 8,819

*Not shown due to rounding.

Transactions in capital stock for the fiscal year ended March 31, 2007, are summarized below. Amounts are in thousands.

	Ivy Capital Appreciation Fund	Ivy Core Equity Fund	Ivy Large Cap Growth Fund
Shares issued from sale of shares:			
Class A	3,702	2,099	7,380
Class B	238	157	679
Class C	613	1,230	899
Class R	NA	NA	1
Class Y	920	178	2,166
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	745	—
Class B	—	116	—
Class C	—	1,825	—
Class R	NA	NA	—
Class Y	—	13	—
Shares redeemed:			
Class A	(1,786)	(1,791)	(7,169)
Class B	(101)	(336)	(570)
Class C	(242)	(3,881)	(809)
Class R	NA	NA	(—)*
Class Y	(12)	(66)	(2,847)
Increase (decrease) in outstanding capital shares	3,332	289	(270)
Value issued from sale of shares:			
Class A	$35,838	$21,689	$83,858
Class B	2,138	1,543	7,172
Class C	5,621	12,102	9,729
Class R	NA	NA	13
Class Y	9,302	1,904	25,026
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	7,513	—
Class B	—	1,090	—
Class C	—	17,360	—
Class R	NA	NA	—
Class Y	—	135	—
Value redeemed:			
Class A	(17,219)	(18,592)	(81,729)
Class B	(895)	(3,270)	(6,034)
Class C	(2,122)	(37,921)	(8,760)
Class R	NA	NA	(—)*
Class Y	(121)	(709)	(32,736)
Increase (decrease) in outstanding capital	$32,542	$ 2,844	$ (3,461)

*Not shown due to rounding.

	Ivy Mid Cap Growth Fund	Ivy Small Cap Growth Fund	Ivy Asset Strategy Fund
Shares issued from sale of shares:			
Class A	2,170	2,131	53,408
Class B	157	176	4,392
Class C	148	1,059	46,972
Class R	—*	—*	NA
Class Y	368	2,966	9,541
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	1,179	311
Class B	—	197	31
Class C	—	3,122	255
Class R	—	—*	NA
Class Y	—	1,376	27
Shares redeemed:			
Class A	(2,515)	(4,385)	(13,879)
Class B	(266)	(438)	(517)
Class C	(322)	(6,082)	(3,872)
Class R	(—)*	(—)*	NA
Class Y	(327)	(4,305)	(1,291)
Increase (decrease) in outstanding capital shares	(587)	(3,004)	95,378
Value issued from sale of shares:			
Class A	$26,855	$ 29,123	$1,046,947
Class B	1,831	2,233	84,558
Class C	1,750	13,539	908,531
Class R	—*	5	NA
Class Y	4,644	44,280	190,626
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	14,927	6,150
Class B	—	2,305	602
Class C	—	37,276	4,980
Class R	—	15	NA
Class Y	—	19,192	525
Value redeemed:			
Class A	(30,759)	(58,235)	(273,958)
Class B	(3,096)	(5,462)	(9,904)
Class C	(3,800)	(77,631)	(74,223)
Class R	(—)*	(3)	NA
Class Y	(4,175)	(63,433)	(25,233)
Increase (decrease) in outstanding capital ..	$ (6,750)	$(41,869)	$1,859,601

*Not shown due to rounding.

	Ivy Energy Fund	Ivy Science and Technology Fund	Ivy High Income Fund
Shares issued from sale of shares:			
Class A	732	3,149	6,302
Class B	78	192	254
Class C	113	684	491
Class R	NA	11	NA
Class Y	53	1,454	121
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	12	387
Class B	—	2	36
Class C	—	9	113
Class R	NA	—*	NA
Class Y	—	5	84
Shares redeemed:			
Class A	(225)	(2,776)	(2,470)
Class B	(4)	(201)	(191)
Class C	(13)	(1,071)	(621)
Class R	NA	(—)*	NA
Class Y	(—)*	(869)	(104)
Increase in outstanding capital shares	734	601	4,402
Value issued from sale of shares:			
Class A	$7,253	$85,294	$54,790
Class B	783	4,854	2,214
Class C	1,135	17,647	4,267
Class R	NA	316	NA
Class Y	530	40,920	1,053
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	340	3,369
Class B	—	39	310
Class C	—	232	982
Class R	NA	—*	NA
Class Y	—	139	733
Value redeemed:			
Class A	(2,216)	(73,728)	(21,611)
Class B	(40)	(5,029)	(1,661)
Class C	(125)	(27,240)	(5,379)
Class R	NA	(—)*	NA
Class Y	(—)*	(24,032)	(903)
Increase in outstanding capital	$7,320	$19,752	$38,164

*Not shown due to rounding.

	Ivy Limited-Term Bond Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund
Shares issued from sale of shares:			
Class A	1,882	102,016	317
Class B	166	9,238	38
Class C	515	15,257	254
Class Y	38	NA	—*
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	108	2,277	23
Class B	11	128	2
Class C	28	221	33
Class Y	5	NA	—*
Shares redeemed:			
Class A	(1,858)	(89,268)	(125)
Class B	(212)	(8,185)	(53)
Class C	(676)	(12,507)	(326)
Class Y	(88)	NA	(—)*
Increase (decrease) in outstanding capital shares	(81)	19,177	163
Value issued from sale of shares:			
Class A	$18,871	$102,016	$3,521
Class B	1,666	9,238	421
Class C	5,162	15,257	2,813
Class Y	384	NA	—*
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	1,082	2,277	259
Class B	106	128	17
Class C	285	221	365
Class Y	53	NA	2
Value redeemed:			
Class A	(18,672)	(89,268)	(1,385)
Class B	(2,127)	(8,185)	(585)
Class C	(6,786)	(12,507)	(3,609)
Class Y	(891)	NA	(22)
Increase (decrease) in outstanding capital	$ (867)	$ 19,177	$1,797

*Not shown due to rounding.

NOTE 6 – Options

Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by a Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

For Ivy Capital Appreciation Fund, transactions in written call options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2007	—	$ —
Options written	57	12,408
Options terminated in closing purchase transactions	(—)	(—)
Options exercised.	(—)	(—)
Options expired	(—)	(—)
Outstanding at March 31, 2008	57	$12,408

For Ivy Mid Cap Growth Fund, transactions in written call options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2007	8	$ 5,980
Options written	245,644	908,311
Options terminated in closing purchase transactions	(163,069)	(480,218)
Options exercised.	(—)	(—)
Options expired	(1,110)	(76,859)
Outstanding at March 31, 2008	81,473	$357,214

For Ivy Asset Strategy Fund, transactions in written call options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2007	212	$158,470
Options written	2,319	362,177
Options terminated in closing purchase transactions	(2,319)	(362,177)
Options exercised.	(212)	(158,470)
Options expired	(—)	(—)
Outstanding at March 31, 2008	—	$ —

For Ivy Science and Technology Fund, transactions in written call options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2007	—	$ —
Options written	26,519	10,065,167
Options terminated in closing purchase transactions . .	(16,421)	(7,748,808)
Options exercised.	(—)	(—)
Options expired	(44)	(2,992)
Outstanding at March 31, 2008	10,054	$ 2,313,367

NOTE 7 – Swaps

Each Fund, excluding Money Market Fund, may invest in swap agreements, which are agreements to exchange the return generated by one instrument for the return generated by another instrument. Each Fund may enter into credit default, total return, variance and other swap agreements to: 1) preserve a return or a spread on a particular investment or portion of its portfolio; 2) to protect against any increase in the price of securities the Fund anticipates purchasing at a later date; or 3) to attempt to enhance yield.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. Each Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. Each Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction.

Swaps are marked-to-market daily based on valuations provided by a pricing vendor of a broker-dealer. Changes in value are recorded as unrealized appreciation (depreciation) in the Statement of Operations. Collateral, in the form of cash or securities, may be required to be held in segregated accounts with the custodian or counterparty. Payments received or made at the beginning of the measurement period are reflected as such on the Statement of Assets and Liabilities. These upfront payments, as well as any periodic payments, are recorded as realized gain or loss in the Statement of Operations. Gains or losses may be realized upon termination of the swap agreement.

Entering into swap agreements involves certain risks. Among these are possible failure of the counterparty to fulfill its obligations, possible lack of liquidity, and unfavorable changes in interest rates or underlying investments.

NOTE 8 – Futures

The Corporation may engage in buying and selling futures contracts. Upon entering into a futures contract, the Corporation is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Corporation each day, dependent on the daily fluctuations in the value of the underlying debt security or index. These changes in the variation margins are recorded by the Corporation as unrealized gains or losses. Upon the closing of the contracts, the cumulative net change in the variation margin is recorded as realized gain or loss. The Corporation uses futures to attempt to reduce the overall risk of its investments.

NOTE 9 – Commitment

In connection with Ivy Asset Strategy Fund's investment in Vietnam Azalea Fund Limited (VAF), the Fund is contractually committed to provide additional capital of up to $6,270,000 if and when VAF requests such contributions or draw downs. The total commitment is limited to $11,000,000. At March 31, 2008, the Fund had made a contribution of $4,730,000.

NOTE 10 – Affiliated Company Transactions

A summary of the transactions for the affiliated company transactions during the fiscal year ended March 31, 2008 follows:

	3/31/07 Share Balance	Purchase Cost	Sales Cost	Realized Gain/ (Loss)	Distributions Received	3/31/08 Share Balance	3/31/08 Market Value
Ivy Asset Stratgey Fund							
Vietnam Azalea Fund Limited[1]	—	$4,180,000	$—	$—	$—	1,100,000	$4,370,300

(1)Non-income producing during the period.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Ivy Funds, Inc.:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ivy Funds, Inc. (the "Funds") comprising Ivy Capital Appreciation Fund, Ivy Core Equity Fund, Ivy Large Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Small Cap Growth Fund, Ivy Asset Strategy Fund, Ivy Energy Fund, Ivy Science and Technology Fund, Ivy High Income Fund, Ivy Limited-Term Bond Fund, Ivy Money Market Fund and Ivy Municipal Bond Fund as of March 31, 2008, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the periods presented in the two year period then ended, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2008, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective funds of Ivy Funds, Inc. as of March 31, 2008, the results of their operations for the year then ended, the changes in their net assets for each of the periods presented in the two year period then ended, and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
May 20, 2008

Income Tax Information

The amounts of the dividends and long-term capital gains below, multiplied by the number of shares owned by you in the Funds shown on the record dates, will give you the total amounts to be reported in your Federal income tax return for the years in which they were received or reinvested.

| | | PER-SHARE AMOUNTS REPORTABLE AS | | | | | | | |
| | | For Individuals | | | | For Corporations | | | |
Record Date	Total	Quali-fying	Non-Quali-fying	Long-Term Capital Gain	28% Gain	Quali-fying	Non-Quali-fying	Long-Term Capital Gain	28% Gain
				Ivy Capital Appreciation Fund					
				Class A					
12-12-07	$0.1102	$ 0.0456	$0.0344	$0.0302	$ —	$ 0.0446	$0.0354	$0.0302	$ —
				Class B					
12-12-07	$0.0302	$ —	$ —	$0.0302	$ —	$ —	$ —	$0.0302	$ —
				Class C					
12-12-07	$0.0342	$ 0.0023	$0.0017	$0.0302	$ —	$ 0.0022	$0.0018	$0.0302	$ —
				Class E					
12-12-07	$0.0892	$ 0.0337	$0.0253	$0.0302	$ —	$ 0.0329	$0.0261	$0.0302	$ —
				Class I					
12-12-07	$0.1322	$ 0.0582	$0.0438	$0.0302	$ —	$ 0.0569	$0.0451	$0.0302	$ —
				Class Y					
12-12-07	$0.1102	$ 0.0456	$0.0344	$0.0302	$ —	$ 0.0446	$0.0354	$0.0302	$ —
				Ivy Core Equity Fund					
				Class A					
12-12-07	$0.9597	$ 0.1000	$ —	$0.8597	$ —	$ 0.1000	$ —	$0.8597	$ —
				Class B					
12-12-07	$0.8597	$ —	$ —	$0.8597	$ —	$ —	$ —	$0.8597	$ —
				Class C					
12-12-07	$0.8727	$ 0.0130	$ —	$0.8597	$ —	$ 0.0130	$ —	$0.8597	$ —
				Class E					
12-12-07	$0.9507	$ 0.0910	$ —	$0.8597	$ —	$ 0.0910	$ —	$0.8597	$ —
				Class I					
12-12-07	$0.9947	$ 0.1350	$ —	$0.8597	$ —	$ 0.1350	$ —	$0.8597	$ —
				Class Y					
12-12-07	$0.9747	$ 0.1150	$ —	$0.8597	$ —	$ 0.1150	$ —	$0.8597	$ —

		PER-SHARE AMOUNTS REPORTABLE AS							
		For Individuals				For Corporations			
Record Date	Total	Quali-fying	Non-Quali-fying	Long-Term Capital Gain	28% Gain	Quali-fying	Non-Quali-fying	Long-Term Capital Gain	28% Gain
Ivy Large Cap Growth Fund									
Class A									
12-12-07	$0.1210	$ —	$ —	$0.1210	$ —	$ —	$ —	$0.1210	$ —
Class B									
12-12-07	$0.1210	$ —	$ —	$0.1210	$ —	$ —	$ —	$0.1210	$ —
Class C									
12-12-07	$0.1210	$ —	$ —	$0.1210	$ —	$ —	$ —	$0.1210	$ —
Class E									
12-12-07	$0.1210	$ —	$ —	$0.1210	$ —	$ —	$ —	$0.1210	$ —
Class I									
12-12-07	$0.1210	$ —	$ —	$0.1210	$ —	$ —	$ —	$0.1210	$ —
Class R									
12-12-07	$0.1210	$ —	$ —	$0.1210	$ —	$ —	$ —	$0.1210	$ —
Class Y									
12-12-07	$0.1210	$ —	$ —	$0.1210	$ —	$ —	$ —	$0.1210	$ —
Ivy Small Cap Growth Fund									
Class A									
12-12-07	$1.8340	$ 0.0346	$0.1304	$1.6690	$ —	$ 0.0364	$0.1286	$1.6690	$ —
Class B									
12-12-07	$1.7120	$ 0.0090	$0.0340	$1.6690	$ —	$ 0.0095	$0.0335	$1.6690	$ —
Class C									
12-12-07	$1.7450	$ 0.0160	$0.0600	$1.6690	$ —	$ 0.0168	$0.0592	$1.6690	$ —
Class E									
12-12-07	$1.7890	$ 0.0252	$0.0948	$1.6690	$ —	$ 0.0265	$0.0935	$1.6690	$ —
Class I									
12-12-07	$1.8900	$ 0.0464	$0.1746	$1.6690	$ —	$ 0.0488	$0.1722	$1.6690	$ —
Class R									
12-12-07	$1.8200	$ 0.0317	$0.1193	$1.6690	$ —	$ 0.0333	$0.1177	$1.6690	$ —
Class Y									
12-12-07	$1.8620	$ 0.0405	$0.1525	$1.6690	$ —	$ 0.0426	$0.1504	$1.6690	$ —

		PER-SHARE AMOUNTS REPORTABLE AS							
		For Individuals				For Corporations			
Record Date	Total	Quali-fying	Non-Quali-fying	Long-Term Capital Gain	28% Gain	Quali-fying	Non-Quali-fying	Long-Term Capital Gain	28% Gain
				Ivy Asset Strategy Fund					
				Class A					
6-13-07	$0.1100	$ 0.0530	$0.0570	$ —	$ —	$ 0.0311	$0.0789	$ —	$ —
12-12-07	0.3015	0.1006	0.1081	0.0729	0.0199	0.0590	0.1497	0.0729	0.0199
Total	$0.4115	$ 0.1536	$0.1651	$0.0729	$0.0199	$ 0.0901	$0.2286	$0.0729	$0.0199
				Class B					
6-13-07	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
12-12-07	0.1275	0.0167	0.0180	0.0729	0.0199	0.0098	0.0249	0.0729	0.0199
Total	$0.1275	$ 0.0167	$0.0180	$0.0729	$0.0199	$ 0.0098	$0.0249	$0.0729	$0.0199
				Class C					
6-13-07	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
12-12-07	0.1455	0.0254	0.0273	0.0729	0.0199	0.0149	0.0378	0.0729	0.0199
Total	$0.1455	$ 0.0254	$0.0273	$0.0729	$0.0199	$ 0.0149	$0.0378	$0.0729	$0.0199
				Class E					
6-13-07	$0.1100	$ 0.0530	$0.0570	$ —	$ —	$ 0.0311	$0.0789	$ —	$ —
12-12-07	0.1485	0.0269	0.0288	0.0729	0.0199	0.0158	0.0399	0.0729	0.0199
Total	$0.2585	$ 0.0799	$0.0858	$0.0729	$0.0199	$ 0.0469	$0.1188	$0.0729	$0.0199
				Class I					
6-13-07	$0.1100	$ 0.0530	$0.0570	$ —	$ —	$ 0.0311	$0.0789	$ —	$ —
12-12-07	0.3345	0.1165	0.1252	0.0729	0.0199	0.0684	0.1733	0.0729	0.0199
Total	$0.4445	$ 0.1695	$0.1822	$0.0729	$0.0199	$ 0.0995	$0.2522	$0.0729	$0.0199
				Class Y					
6-13-07	$0.1100	$ 0.0530	$0.0570	$ —	$ —	$ 0.0311	$0.0789	$ —	$ —
12-12-07	0.2835	0.0920	0.0987	0.0729	0.0199	0.0539	0.1368	0.0729	0.0199
Total	$0.3935	$ 0.1450	$0.1557	$0.0729	$0.0199	$ 0.0850	$0.2157	$0.0729	$0.0199

| | | PER-SHARE AMOUNTS REPORTABLE AS | | | | | | | |
| | | For Individuals | | | | For Corporations | | | |
Record Date	Total	Quali-fying	Non-Quali-fying	Long-Term Capital Gain	28% Gain	Quali-fying	Non-Quali-fying	Long-Term Capital Gain	28% Gain
				Ivy Energy Fund					
				Class A					
12-12-07	$0.0210	$ 0.0210	$ —	$ —	$ —	$ 0.0210	$ —	$ —	$ —
				Class B					
12-12-07	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
				Class C					
12-12-07	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
				Class E					
12-12-07	$0.0570	$ 0.0570	$ —	$ —	$ —	$ 0.0570	$ —	$ —	$ —
				Class I					
12-12-07	$0.0800	$ 0.0800	$ —	$ —	$ —	$ 0.0800	$ —	$ —	$ —
				Class Y					
12-12-07	$0.0430	$ 0.0430	$ —	$ —	$ —	$ 0.0430	$ —	$ —	$ —
			Ivy Science and Technology Fund						
				Class A					
12-12-07	$3.4397	$ 0.0640	$0.6660	$2.7097	$ —	$ 0.0456	$0.6844	$2.7097	$ —
				Class B					
12-12-07	$3.1187	$ 0.0359	$0.3731	$2.7097	$ —	$ 0.0256	$0.3834	$2.7097	$ —
				Class C					
12-12-07	$3.1657	$ 0.0400	$0.4160	$2.7097	$ —	$ 0.0285	$0.4275	$2.7097	$ —
				Class E					
12-12-07	$3.2767	$ 0.0497	$0.5173	$2.7097	$ —	$ 0.0354	$0.5316	$2.7097	$ —
				Class I					
12-12-07	$3.5367	$ 0.0725	$0.7545	$2.7097	$ —	$ 0.0517	$0.7753	$2.7097	$ —
				Class R					
12-12-07	$3.3627	$ 0.0572	$0.5958	$2.7097	$ —	$ 0.0408	$0.6122	$2.7097	$ —
				Class Y					
12-12-07	$3.4667	$ 0.0664	$0.6906	$2.7097	$ —	$ 0.0473	$0.7097	$2.7097	$ —

		PER-SHARE AMOUNTS REPORTABLE AS							
		For Individuals				For Corporations			
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	28% Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain	28% Gain
				Ivy High Income Fund					
				Class A					
4-27-07	$0.06095873	$ —	$0.06095873	$ —	$ —	$ —	$0.06095873	$ —	$ —
5-25-07	$0.05087033	$ —	$0.05087033	$ —	$ —	$ —	$0.05087033	$ —	$ —
6-27-07	$0.05198161	$ —	$0.05198161	$ —	$ —	$ —	$0.05198161	$ —	$ —
7-27-07	$0.06269206	$ —	$0.06269206	$ —	$ —	$ —	$0.06269206	$ —	$ —
8-27-07	$0.04908945	$ —	$0.04908945	$ —	$ —	$ —	$0.04908945	$ —	$ —
9-12-07	$0.05000000	$ —	$0.05000000	$ —	$ —	$ —	$0.05000000	$ —	$ —
10-10-07	$0.05000000	$ —	$0.05000000	$ —	$ —	$ —	$0.05000000	$ —	$ —
11-14-07	$0.05200000	$ —	$0.05200000	$ —	$ —	$ —	$0.05200000	$ —	$ —
12-12-07	$0.09000000	$ —	$0.09000000	$ —	$ —	$ —	$0.09000000	$ —	$ —
1-9-08	$0.05400000	$ —	$0.05400000	$ —	$ —	$ —	$0.05400000	$ —	$ —
2-13-08	$0.03600000	$ —	$0.03600000	$ —	$ —	$ —	$0.03600000	$ —	$ —
3-12-08	$0.05000000	$ —	$0.05000000	$ —	$ —	$ —	$0.05000000	$ —	$ —
Total	$0.65759218	$	$0.65759218	$ —	$ —	$	$0.65759218	$ —	$ —
				Class B					
4-27-07	$0.05289301	$ —	$0.05289301	$ —	$ —	$ —	$0.05289301	$ —	$ —
5-25-07	$0.04331935	$ —	$0.04331935	$ —	$ —	$ —	$0.04331935	$ —	$ —
6-27-07	$0.04422704	$ —	$0.04422704	$ —	$ —	$ —	$0.04422704	$ —	$ —
7-27-07	$0.05461445	$ —	$0.05461445	$ —	$ —	$ —	$0.05461445	$ —	$ —
8-27-07	$0.04209489	$ —	$0.04209489	$ —	$ —	$ —	$0.04209489	$ —	$ —
9-12-07	$0.04300000	$ —	$0.04300000	$ —	$ —	$ —	$0.04300000	$ —	$ —
10-10-07	$0.04300000	$ —	$0.04300000	$ —	$ —	$ —	$0.04300000	$ —	$ —
11-14-07	$0.04400000	$ —	$0.04400000	$ —	$ —	$ —	$0.04400000	$ —	$ —
12-12-07	$0.08200000	$ —	$0.08200000	$ —	$ —	$ —	$0.08200000	$ —	$ —
1-9-08	$0.04700000	$ —	$0.04700000	$ —	$ —	$ —	$0.04700000	$ —	$ —
2-13-08	$0.02800000	$ —	$0.02800000	$ —	$ —	$ —	$0.02800000	$ —	$ —
3-12-08	$0.04300000	$ —	$0.04300000	$ —	$ —	$ —	$0.04300000	$ —	$ —
Total	$0.56714874	$	$0.56714874	$ —	$ —	$	$0.56714874	$ —	$ —

		PER-SHARE AMOUNTS REPORTABLE AS							
		For Individuals				For Corporations			
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	28% Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain	28% Gain
Class C									
4-27-07	$0.05482493	$ —	$0.05482493	$ —	$ —	$ —	$0.05482493	$ —	$ —
5-25-07	$0.04489445	$ —	$0.04489445	$ —	$ —	$ —	$0.04489445	$ —	$ —
6-27-07	$0.04584424	$ —	$0.04584424	$ —	$ —	$ —	$0.04584424	$ —	$ —
7-27-07	$0.05629905	$ —	$0.05629905	$ —	$ —	$ —	$0.05629905	$ —	$ —
8-27-07	$0.04355417	$ —	$0.04355417	$ —	$ —	$ —	$0.04355417	$ —	$ —
9-12-07	$0.04400000	$ —	$0.04400000	$ —	$ —	$ —	$0.04400000	$ —	$ —
10-10-07	$0.04400000	$ —	$0.04400000	$ —	$ —	$ —	$0.04400000	$ —	$ —
11-14-07	$0.04600000	$ —	$0.04600000	$ —	$ —	$ —	$0.04600000	$ —	$ —
12-12-07	$0.08400000	$ —	$0.08400000	$ —	$ —	$ —	$0.08400000	$ —	$ —
1-9-08	$0.04800000	$ —	$0.04800000	$ —	$ —	$ —	$0.04800000	$ —	$ —
2-13-08	$0.03000000	$ —	$0.03000000	$ —	$ —	$ —	$0.03000000	$ —	$ —
3-12-08	$0.04500000	$ —	$0.04500000	$ —	$ —	$ —	$0.04500000	$ —	$ —
Total	$0.58641684	$	$0.58641684	$ —	$ —	$	$0.58641684	$ —	$ —
Class E									
4-27-07	$0.04998955	$ —	$0.04998955	$ —	$ —	$ —	$0.04998955	$ —	$ —
5-25-07	$0.05087299	$ —	$0.05087299	$ —	$ —	$ —	$0.05087299	$ —	$ —
6-27-07	$0.05198020	$ —	$0.05198020	$ —	$ —	$ —	$0.05198020	$ —	$ —
7-27-07	$0.06269240	$ —	$0.06269240	$ —	$ —	$ —	$0.06269240	$ —	$ —
8-27-07	$0.04567958	$ —	$0.04567958	$ —	$ —	$ —	$0.04567958	$ —	$ —
9-12-07	$0.04600000	$ —	$0.04600000	$ —	$ —	$ —	$0.04600000	$ —	$ —
10-10-07	$0.04600000	$ —	$0.04600000	$ —	$ —	$ —	$0.04600000	$ —	$ —
11-14-07	$0.04700000	$ —	$0.04700000	$ —	$ —	$ —	$0.04700000	$ —	$ —
12-12-07	$0.08500000	$ —	$0.08500000	$ —	$ —	$ —	$0.08500000	$ —	$ —
1-9-08	$0.04900000	$ —	$0.04900000	$ —	$ —	$ —	$0.04900000	$ —	$ —
2-13-08	$0.03100000	$ —	$0.03100000	$ —	$ —	$ —	$0.03100000	$ —	$ —
3-12-08	$0.04500000	$ —	$0.04500000	$ —	$ —	$ —	$0.04500000	$ —	$ —
Total	$0.61021472	$ —	$0.61021472	$ —	$ —	$ —	$0.61021472	$ —	$ —
Class I									
4-27-07	$0.14206141	$ —	$0.14206141	$ —	$ —	$ —	$0.14206141	$ —	$ —
5-25-07	$0.05330507	$ —	$0.05330507	$ —	$ —	$ —	$0.05330507	$ —	$ —
6-27-07	$0.05448170	$ —	$0.05448170	$ —	$ —	$ —	$0.05448170	$ —	$ —
7-27-07	$0.06529362	$ —	$0.06529362	$ —	$ —	$ —	$0.06529362	$ —	$ —
8-27-07	$0.05120455	$ —	$0.05120455	$ —	$ —	$ —	$0.05120455	$ —	$ —
9-12-07	$0.05200000	$ —	$0.05200000	$ —	$ —	$ —	$0.05200000	$ —	$ —
10-10-07	$0.05200000	$ —	$0.05200000	$ —	$ —	$ —	$0.05200000	$ —	$ —
11-14-07	$0.05400000	$ —	$0.05400000	$ —	$ —	$ —	$0.05400000	$ —	$ —
12-12-07	$0.09200000	$ —	$0.09200000	$ —	$ —	$ —	$0.09200000	$ —	$ —
1-9-08	$0.05600000	$ —	$0.05600000	$ —	$ —	$ —	$0.05600000	$ —	$ —
2-13-08	$0.03800000	$ —	$0.03800000	$ —	$ —	$ —	$0.03800000	$ —	$ —
3-12-08	$0.05200000	$ —	$0.05200000	$ —	$ —	$ —	$0.05200000	$ —	$ —
Total	$0.76234635	$	$0.76234635	$ —	$ —	$	$0.76234635	$ —	$ —

		PER-SHARE AMOUNTS REPORTABLE AS							
		For Individuals				For Corporations			
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	28% Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain	28% Gain
				Class Y					
4-27-07	$0.06232980	$ —	$0.06232980	$ —	$ —	$ —	$0.06232980	$ —	$ —
5-25-07	$0.05185776	$ —	$0.05185776	$ —	$ —	$ —	$0.05185776	$ —	$ —
6-27-07	$0.05299591	$ —	$0.05299591	$ —	$ —	$ —	$0.05299591	$ —	$ —
7-27-07	$0.06374858	$ —	$0.06374858	$ —	$ —	$ —	$0.06374858	$ —	$ —
8-27-07	$0.05015137	$ —	$0.05015137	$ —	$ —	$ —	$0.05015137	$ —	$ —
9-12-07	$0.05100000	$ —	$0.05100000	$ —	$ —	$ —	$0.05100000	$ —	$ —
10-10-07	$0.05100000	$ —	$0.05100000	$ —	$ —	$ —	$0.05100000	$ —	$ —
11-14-07	$0.05300000	$ —	$0.05300000	$ —	$ —	$ —	$0.05300000	$ —	$ —
12-12-07	$0.09100000	$ —	$0.09100000	$ —	$ —	$ —	$0.09100000	$ —	$ —
1-9-08	$0.05500000	$ —	$0.05500000	$ —	$ —	$ —	$0.05500000	$ —	$ —
2-13-08	$0.03700000	$ —	$0.03700000	$ —	$ —	$ —	$0.03700000	$ —	$ —
3-12-08	$0.05100000	$ —	$0.05100000	$ —	$ —	$ —	$0.05100000	$ —	$ —
Total	$0.67008342	$ —	$0.67008342	$ —	$ —	$ —	$0.67008342	$ —	$ —

Dividends are declared and recorded by each of the following Funds on each day the New York Stock Exchange is open for business. Dividends are paid monthly usually on the 27th of the month or on the preceding business day if the 27th is a weekend or holiday.

Exempt Interest Dividends – The exempt interest portion of dividends paid represents the distribution of state and municipal bond interest and is exempt from Federal income taxation.

The following table shows the taxability of dividends and long-term capital gains paid during the fiscal year ended March 31, 2008:

		PER-SHARE AMOUNTS REPORTABLE AS:					
		For Individuals			For Corporations		
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain
Ivy Limited-Term Bond Fund Class A, Class B, Class C, Class E, Class I and Class Y							
April 2007 through December 2007	100.0000%	—%	100.0000%	—%	—%	100.0000%	—%
January 2008 through March 2008	100.0000%	—%	100.0000%	—%	—%	100.0000%	—%
Ivy Money Market Fund Class A, Class B, Class C and Class E							
April 2007 through March 2008	100.0000%	—%	100.0000%	—%	—%	100.0000%	—%

		For Individuals				For Corporations		
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	Exempt Interest	Non-Qualifying	Long-Term Capital Gain	Exempt Interest
Ivy Municipal Bond Fund Class A, Class B, Class C and Class Y								
April 2007 through December 2007	100.0000%	—%	5.06956%	—%	94.93044%	5.06956%	—%	94.93044%
January 2008 through March 2008	100.0000%	—%	5.08356%	—%	94.91644%	5.08356%	—%	94.91644%

CORPORATION DEDUCTIONS – Under Federal tax law, the amounts reportable as Qualifying Dividends are eligible for the dividends received deduction in the year received as provided by Section 243 of the Internal Revenue Code.

Internal Revenue Code regulations permit each qualifying Fund to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Fund. Ivy Asset Strategy Fund elected to pass through to their shareholders $2,379,160 of creditable foreign taxes paid on income derived from sources within any foreign country or possession of the United States in the amount of $45,160,647.

The tax status of dividends paid and the pass-through of foreign taxes paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Income from Municipal Bond Fund may be subject to the alternative minimum tax. Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

The Board of Directors of Ivy Funds, Inc.

The Waddell & Reed Fund Complex (Fund Complex) is comprised of the Ivy Family of Funds and the Advisors Fund Complex. The Ivy Family of Funds is comprised of the funds in Ivy Funds, Inc. (12 portfolios) and Ivy Funds (17 portfolios). The Advisors Fund Complex is comprised of each of the funds in the Waddell & Reed Advisors Funds (21 portfolios), Waddell & Reed InvestEd Portfolios, Inc. (3 portfolios) and W&R Target Funds, Inc. (25 portfolios).

Each of the individuals listed below serves as a director or trustee for each of the funds within the Ivy Family of Funds. Eleanor B. Schwartz, Joseph Harroz, Jr., Jarold W. Boettcher and Henry J. Herrmann also serve as directors of each of the funds in the Advisors Fund Complex. Each Director serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

A Director is considered by Ivy Funds, Inc. and its counsel to be an "interested person" of the Funds or of their investment manager by virtue of his or her employment by Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries. The other Directors (more than a majority of the total number) are independent; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly owned subsidiaries, including Ivy Funds Distributor, Inc. (IFDI), Ivy Investment Management Company (IICO) (formerly, Waddell & Reed Ivy Investment Company), and Waddell & Reed Services Company (WRSCO).

Additional Information about Directors

The Statement of Additional Information (SAI) for Ivy Funds, Inc. includes additional information about the Corporation's Directors. The SAI is available without charge, upon request, by calling 1.800.777.6472. It is also available on the Ivy Funds website, www.ivyfunds.com.

INDEPENDENT DIRECTORS

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 Age: 67	Director since 2003	President of Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), Boettcher Aerial, Inc. (aerial ag applicator) (1983 to present); Member, Kansas Board of Regents (2007 to present)	Director of Guaranty State Bank & Trust Co. (financial services); Director of Guaranty, Inc. (financial services); Trustee, Kansas Public Employees Retirement System; Director of Advisors Fund Complex (49 portfolios overseen)
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 Age: 57	Director since 2003	Secretary of Streetman Homes, LLP (homebuilding company) (2001 to present); Chief Executive Officer (CEO) of PacPizza LLC (Pizza Hut franchise) (2000 to 2004)	Director of Collins Financial Services (debt recovery company)
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 41	Independent Chair since 2006 Director since 1998	Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to present); Adjunct Professor, University of Oklahoma School of Law (1997 to present); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present)	Director and Shareholder of Valliance Bank NA (financial services); Independent Director, LSQ Manager, Inc. (real estate) (2007 to present; Independent Director, Graymark Healthcare (medical holding company) (2008); Director, Melbourne Family Support Organization (non-profit); Director, Norman Economic Development Coalition (non-profit); Director of Advisors Fund Complex (49 portfolios overseen)

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 56	Director since 2003	Of Counsel, Lee & Smith, PC (law firm) (1996 to present); Member/Manager, Castle Valley Ranches, LLC (ranching) (1995 to present)	None
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 Age: 71	Director since 1995	Professor Emeritus, University of Missouri at Kansas City (2003 to present); Professor of Business Administration, University of Missouri at Kansas City (1980 to 2003)	Director of Advisors Fund Complex (49 portfolios overseen)
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 Age: 64	Director since 2003	Retired	Director of Executive Board, Cox Business School, Southern Methodist University; Director of Northwestern Mutual Life Series Funds & Mason Street Advisors Funds (18 portfolios overseen)
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 Age: 64	Director since 2003	Retired; CEO and Director of Asgard Holding, LLC (computer network and security services) (2002 to 2004); CEO and Director of JBE Technology Group, Inc. (telecommunications services) (2001 to 2003)	None

INTERESTED DIRECTOR

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 Age: 65	Director since 1998 President since 2001	CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of IICO, an affiliate of WDR (2002 to present); formerly, President and CIO of WDR, WRIMCO and IICO (until 2005); President and Director/ Trustee of each of the funds in the Fund Complex)	Director of WDR, WRSCO and Waddell & Reed; Director, Austin, Calvert & Flavin, Inc., an affiliate of WRIMCO

OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the principal officers of Ivy Funds, Inc. are:

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 Age: 44	Vice President since 2006 Secretary since 2006	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present); formerly, Vice President and Associate General Counsel, Deutsche Investment Management Americas, Inc. (financial services) (1994 to 2005)	None
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 Age: 39	Vice President since 2006 Treasurer since 2006 Principal Financial Officer since 2007 Principal Accounting Officer since 2006	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006); Senior Manager, Deloitte & Touche LLP (accounting services) (2001 to 2003)	None

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Kristen A. Richards 6300 Lamar Avenue Overland Park, KS 66202 Age: 40	Vice President since 2000 Assistant Secretary since 2006 Associate General Counsel since 2000	Senior Vice President of WRIMCO and IICO (2007 to present); Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (2006 to present); formerly, Vice President of WRIMCO (2000 to 2007) and IICO (2002 to 2007); formerly, Secretary of each of the funds in the Fund Complex (2000 to 2006)	None
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 Age: 40	Chief Compliance Officer since 2004 Vice President since 2006	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund complex; formerly, Senior Attorney and Compliance Officer for each of the funds in the Fund Complex (2000 to 2004)	None
Daniel C. Schulte 6300 Lamar Avenue Overland Park, KS 66202 Age: 42	Vice President since 2000 General Counsel since 2000 Assistant Secretary since 2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WRSCO (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present)	None

Annual Privacy Notice

The following privacy notice is issued by Ivy Funds, Inc. (the Funds), Ivy Investment Management Company (IICO) and Ivy Funds Distributor, Inc. (IFDI).

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IFDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IFDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to non-affiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds, Inc. uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Corporation voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year is filed with the Securities and Exchange Commission (SEC) on the Corporation's Form N-Q, 60 days after the end of the quarter. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On the Ivy Funds' website at www.ivyfunds.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of a Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

THE IVY FUNDS FAMILY

Domestic Equity Funds
Capital Appreciation Fund
Core Equity Fund
Dividend Income Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
Small Cap Value Fund
Value Fund

Global/International Funds
Cundill Global Value Fund
European Opportunities Fund
International Balanced Fund
International Core Equity Fund
International Growth Fund
Managed European/Pacific Fund
Managed International Opportunities Fund
Pacific Opportunities Fund

Specialty Funds
Asset Strategy Fund
Balanced Fund
Energy Fund
Global Natural Resources Fund
Real Estate Securities Fund
Science and Technology Fund

Fixed Income Funds
Bond Fund
High Income Fund
Limited-Term Bond Fund
Money Market Fund
Mortgage Securities Fund
Municipal Bond Fund

1.800.777.6472
Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus carefully before investing.



IVY FUNDS®

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.ivyfunds.com

Ivy Funds Distributor, Inc.

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